AIFUL CORPORATION

AIFUL CORPORATION
Tokyo Office
5th-Fl Tokyoekimae-Bldg.,
2-1-5 Yaesu Chuo-ku,Tokyo
104-0028 Japan
TEL: 03-3274-4561/FAX: 03-3274-4579
: ir@aiful.co.jp URL: http://www.aiful.co.jp

03045453

December 19, 2003

File No. 82-4802
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

SUPPL

Re: AIFUL CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, AIFUL CORPORATION (the "Company"), enclose herewith Exhibits 1 through 5, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from July 1, 2003 to September 30, 2003 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

AIFUL CORPORATION

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

By ____________

Name: Ikuo Yamauchi

Title: Chief of Investor Relations,
Investor Relations Office

Attachments

List of material information made public in Japan from July 1, 2003 to September 30, 2003

	Descriptions	Information * Provided to
Exhibit 1	Consolidated Financial Summary (The 1st Quarter of FY 2004 ended June 30, 2003) dated July 24, 2003 (English translation)	TSE/OSE
Exhibit 2	Data Book (First Quarter Report for the fiscal year ending March 2004) dated July 24, 2003 (English translation contained)	Public
Exhibit 3	Fact and Figures AIFUL Corporation 2003 dated September 2003 (English version)	Shareholders
Exhibit 4	The Reports on Treasury Stock Purchase, each dated July 17, August 12 and September 12, 2003 (brief description in English)	DKALB TSE/OSE
Exhibit 5	Press Release dated July 7, 2003 with a title "AIFUL Corporation Promotes One Director, Changes Directors' Responsibilities, Appoints Concurrent Directors at Other Companies, and Makes Other Personnel and Organizational Changes"	Public

"DKALFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.
"OSE" means Osaka Securities Exchange.

EXHIBIT 1

AIFUL CORPORATION

Consolidated
Financial Summary

SUPPL

All financial information has been prepared in accordance with generally accepted accounting principles in Japan. Amounts shown in this accounting report and in the attached material have been rounded down to the nearest million yen. This document is an English translation of the Japanese-language original.

The 1st Quarter of FY2004
(Ended June 30, 2003)

—Note : Forward Looking Statements—

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the AIFUL's debt and legal limits on interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale

AIFUL Corporation (8515)

July 24, 2003

The First Quarter Financial Statements (Consolidated)

For the 1st Quarter of Fiscal Year Ending March 31, 2004

AIFUL Corporation (8515)

Head office:	Kyoto City
Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03)3274-3560
Listing exchanges:	Tokyo, Osaka
The company adopted G.A.A.P.	No

1. Items associated with the preparation of quarterly consolidated profit & loss statements

Standards complied with when preparing financial statements, etc. : (Interim consolidated financial statement regulations)

Difference between accounting method and recent method of recognizing consolidated accounting year

- Change in accounting method :None
- Accounting treatment differing from interim results, etc. :None

Change in application range of consolidation and equity method :None

Participation of Certified Public Accountant or auditing corporation :None

2. Consolidated Business Results for the 1st Quarter of Fiscal Year Ending March 31, 2004

(April 1, 2003 – June 30, 2003)

Notes: Amounts shown in the summary of 1st quarter results of operations and in the attached documents have been rounded down to the nearest unit.

(1) Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

	In millions of yen - except per share data					
	The 1st Quarter of Fiscal Year Ending / Ended March 31,				Fiscal Year Ended March 31, 2003	
	2004		2003			
Operating Revenue	117,068	-%	-	-%	449,458	13.2%
Operating Income	26,034	-%	-	-%	115,995	4.2%
Ordinary Income	26,140	-%	-	-%	111,797	6.4%
Net Income	14,264	-%	-	-%	59,910	70.9%
Net Income per Share (yen)	151.00 yen		- yen		637.59 yen	
Diluted Net Income per Share (yen)	-		-		-	

Notes:

As AIFUL began disclosing percentage figures for operating revenue, operating income, ordinary income, and net income (quarterly) and disclosing quarterly business results in the first quarter of the fiscal year ending March 31, 2004, actual figures for the previous quarter and the rate of change compared with the same quarter of the previous year have not been shown.

Results of Operations (consolidated)

A summary of the AIFUL Group's operating results for the first quarter of the current fiscal year appears below.

Summary of operations

In the current first quarter, the Japanese economy showed signs of a slight turnaround in terms of stock prices as the Nikkei Stock Average recovered to the 9,000-yen level in response to the removal of uncertain factors, including the early conclusion of the war in Iraq and the containment of the SARS epidemic, as well as rising expectations of economic recovery in the United States. However, the real economy remained depressed due to such factors as a slump in consumer spending and a rise in the unemployment rate.

Under this operating environment, the AIFUL Group continued to pursue product diversification and channel diversification with the aim of moving forward from the boundary of the consumer finance industry and becoming a comprehensive financial corporate group in the retail area targeting the consumer credit industry in general.

Furthermore, individual Group companies attempted to reinforce the Group by producing synergies through mutual cooperation while establishing brand value, based on the unifying concept of "A Company for Security and Creation", and endeavored to develop efficient business operations.

Operations

1. AIFUL Corporation

In the loan business, during the quarter under review the company pursued product diversification strategies in unsecured loans especially, as well as real-estate secured loans and business loans, to more comprehensively cater for customer needs. These efforts led to steady growth in loan balances.

In the restructuring of the branch network, AIFUL scrapped nine branches, bringing the number of staffed offices, unstaffed locations, and secured loan specialty locations to 533, 1,034 and 4, respectively, for a total of 1,571 branches.

With regard to the expansion of the cash withdrawal and paying-in channel, AIFUL forged alliances with seven banks and one company (4,569 CD-ATMs), which took the number of CD-ATMs to which AIFUL customers have access to 47,560, including AIFUL's own ATMs.

The number of new customers gained during the current quarter showed signs of recovery in response to 148,000 new applications for unsecured loans (a 2.6% increase compared with a year earlier) and the start of the pet-related TV commercial in August 2002. However, customers tended to continue to postpone borrowing because of the deterioration in income and employment conditions and a general sense of economic uncertainty. In addition, owing to an increase in expenses related to bad debts, AIFUL adopted a cautious stance toward credit provision, and the number of new customers gained amounted to 96,000 (a 4.6% decrease from a year earlier).

The proportion of new customers that signed up to AIFUL services via the Internet, either by PC or mobile phone, was 8.9% of the total, marking a favorable increase.

In the credit card business, AIFUL worked to actively develop business by beginning to issue an affiliated credit card for members of the major auto accessory dealer Driver Stand in April 2003.

In the case of doubtful receivables, however, the amount of doubtful receivables written off during the first quarter was 22.5 billion yen due to a continued increase in personal bankruptcies and continued high unemployment levels.

As a result of the foregoing, AIFUL's loans outstanding stood at 1,419,137 million yen at the end of the first quarter (comprising unsecured loans of 1,069,491 million yen, real-estate secured loans of 325,838 million yen, and business loans of 23,807 million yen).

In the guarantees business, which AIFUL is reinforcing as a new source of income, in addition to unsecured and non-guaranteed personal loans, the company also actively carried out guarantee business for business loans by making effective use of the credit provision and investigation know-how it has fostered. At the end of the first quarter, AIFUL had formed guarantee-related partnerships with 28 financial institutions and the guarantee balance stood at 14,798 million yen.

Even amidst the difficult operating environment outlined above, AIFUL will strive to maintain its focus on the twin goals of providing high-quality customer services and cutting costs by improving efficiency in operations. To this end, the company plans to integrate the marketing operations conducted throughout its 533-strong nationwide network of staffed branches in two contact centers, one each in east and west Japan. In the first quarter as well, AIFUL conducted test operations at the west Japan contact center. (The east Japan contact center is due to commence operations in October 2003.)

2. Life Co., Ltd.

During the current first quarter, with the aim of building a more stable profit base, Life Co., Ltd. continued to shift from a low-profit asset portfolio to a high-profit asset portfolio. For example, the company concentrated management resources in businesses where high profits are projected, such as credit card shopping and cashing loans, and other consumer finance areas.

In the credit card business, Life has endeavored to steadily increase the number of cardholders by beginning to issue an affiliated credit card with the major consumer electronics mass merchandiser Eiden in April 2003, followed by another one with the major home center operator Sanwado. In the case of proper cards (cards issued independently by Life), the company continues to launch new products. As an entertainment card, the company issued "Taka Card", a fan club card promoting the professional soccer player Naoyasu Takahara, and "Odoru Life Card", a card tied up with the movie Bayside Shakedown, which is due to be screened this summer.

Regarding channel expansion for cash advance services, Life entered new alliances with five banks, bringing the total number of affiliated financial institutions and card companies to 501 and the number of CD-ATMs available for customer use to approximately 120,000.

As a result of these measures, the total number of credit cardholders at the end of the first quarter stood at 10.16 million, an increase of 330,000 over the same period last year.

In the per-item credit business, Life actively expanded its network of affiliated stores and engaged in aggressive sales promotion activities, while focusing on increasing turnover and building up high-quality assets.

In the consumer finance business, Life opened 12 new unstaffed branches, bringing the total number of Life Cashing Plazas at term-end to 174 (102 staffed locations and 72 unstaffed locations).

In the guarantees business, Life attempted to expand bank loan guarantee products with guarantee rates of just over 8% and entered alliances with 12 new banks, bringing the total number of partner banks and companies to 82 and 24, respectively.

As a result of these endeavors, volume of business during the period was 72,314 million yen for Life's credit card business and 31,725 million yen for the per-item business, while credit guarantees totaled 7,453 million yen and 72,925 million yen for loans outstanding, including credit card cashing and play cards.

Life's total balance of loans to customers and credit guarantee installment receivables at the end of the first quarter stood at 691,967 million yen, a figure which includes 261,359 million yen of off-balance sheet receivables resulting from the liquidization of certain other receivables. The breakdown of this figure was as follows: 73,793 million yen for credit cards, 174,214 million yen for per-item credit, 317,166 million yen for credit card cashing loans, 114,361 million yen for credit guarantee installment receivables, and 12,431 million yen for other businesses.

3. Other Group Companies

Businext and City's Co., Ltd., business loan companies, devoted their efforts to marketing activities while maintaining cautious credit investigation in view of the economic environment, and strove to acquire new high-quality customers. Total loan balances at the end of the quarter were 17,020 million yen for Businext and 28,540 million yen for City's.

Turning to other group companies, consumer finance companies Happy Credit Corporation, Sinwa Co., Ltd., and Sanyo Shinpan Co., Ltd. worked to strengthen their credit provision by providing for an increase in expenses for doubtful receivables. As a result, loans at the end of the quarter came to 30,205 million yen, 21,834 million yen, and 11,879 million yen (all including balances of installment receivables) at Happy Credit Corporation, Sinwa Co., Ltd. and Sanyo Shinpan Co., Ltd., respectively.

As a result of the above factors, at the end of the first quarter, AIFUL and its six subsidiaries had 1,845,229 million yen in outstanding loans, 248,795 million yen in installments receivable, 129,161 million yen in credit guarantee receivables and 12,705 million yen in others. These figures include 261,359 million yen in off-balance sheet receivables resulting from liquidation of certain other receivables, which consist of 154,729 million yen in outstanding loans and 106,630 million yen in installment receivables.

Operating Results

As a result of the above activities, operating revenue for the group in the first quarter was 117,068 million yen.

AIFUL's operating revenue was 83,012 million yen, comprising 70.9% of the Group's revenues. Life recorded operating revenue of 27,479 million yen, accounting for 23.5% of the Group's revenues. Of total consolidated operating revenue, 105,888 million yen, or 90.5%, was accounted for by operating interest on loans, 6,007 million yen, or 5.1%, by revenue from installment receivables, 1,250 million yen, or 1.1%, by guarantee revenue, and 3,921 million yen, or 3.3%, by other revenue.

Operating interest on loans represented 76.5% of AIFUL's consolidated operating revenue. This figure can be broken down into 81.8% in unsecured loans, 16.4% in real estate-secured loans, and 1.8% in business loans.

Operating expenses for the AIFUL Group totaled 91,033 million yen. AIFUL's operating expenses accounted for 66.2%, or 60,229 million yen, of this total, while Life's operating expenses accounted for 27.3%, or 24,888 million yen. Of total group operating expenses, 40,442 million yen, or 44.4%, consisted of expenses for doubtful receivables, 9,523 million yen, or 10.5%, of financing expenses, 5,149 million yen or 5.7%, of advertising expenses, 10,831 million yen, or 11.9%, of personnel expenses, and 5,002 million yen, or 5.5%, of commissions paid.

The 690 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd. and Sinwa Co., Ltd. was recorded as an operating expense.

As a result, in the first quarter on a consolidated basis, operating income was 26,034 million yen, ordinary income was 26,140 million yen, and net income was 14,264 million yen. On a non-consolidated basis, operating income was 22,783 million yen, ordinary income was 23,894 million yen, and net income was 12,030 million yen.

Basic Stance With Regards to Corporate Governance and Current Status of Related Policies

AIFUL regards speed in decision-making, the establishment of appropriate management-supervision functions, and the reinforcement of compliance systems as its basic policies in the important domain of corporate governance。

On the basis of these underlying policies, the AIFUL Board of Directors meets weekly to discuss the management issues and business opportunities facing the company. These meetings allow investigations to be conducted, and appropriate management strategies to be formulated and swiftly implemented。

Based on the objective of further clarifying management responsibility, AIFUL adopted a resolution to shorten the term of appointment for directors from two years to one year at the 26th regular general meeting of shareholders held on June 26, 2003.

With regards to disclosure, AIFUL has adopted as its basic policy the timely delivery of a wide range of company information to investors, shareholders and other interested parties and a commensurate enhancement of external checks of AIFUL's operations. This in turn is intended to give rise to effective corporate governance. AIFUL takes a proactive stance in this

important area, not only disclosing all appropriate information, but also presenting the opinions and desires of shareholders and investors periodically at meetings of the Board of Directors and to departmental heads. This system clearly demonstrates AIFUL's commitment to making corporate governance a concrete reality

On the basis of these kinds of highly transparent management policies, AIFUL is taking a proactive stance on all aspects of disclosure. The company has established the Public Relations and Investor Relations Departments, both of which specialize in this important area, ensure full disclosure of relevant information through a steady stream of press releases, business result data books, and similar materials, whilst also maintaining an active presence in the mass media both in Japan and overseas. In addition to all of this, AIFUL regularly holds meetings to introduce the company to investors and analysts, and is vigilant in providing desired information about the company to such parties. This full range of disclosure activities is illustrative of AIFUL's commitment to timely and appropriate disclosure。

In addition, in April 2003, AIFUL fully renewed the company's IR-dedicated website (http://www.ir-aiful.com), with the aim of further enhancing disclosure.

Status of Measures Ensuring Compliance

With regard to company measures to ensure compliance, AIFUL has had a specialist Investigation Department and Legal Department in place for some time, and in April 2002, the company also established a new Compliance Committee, composed of lawyers and other external members, with responsibility for questioning the Board of Directors and matters of import. Meeting monthly to gather information relating to business risks, the Committee's responsibilities include the implementation of preventative measures and employee education. In this way, it plays a vital role in supporting and reinforcing compliance systems throughout the whole company.

Other steps taken here include the distribution of a copy of the "AIFUL Group Ethical Code" to each and every employee, and the creation of a hotline, operated under the auspices of the Personnel and Investigation Departments, by means of which possible breaches of this code can be discussed. In June 2003, the company also set up a new compliance hotline within the Legal Department and formulated regulations for an internal information system. In such ways, AIFUL is establishing a thorough system to proactively prevent legal violation or infringement of company regulations.

(2) Consolidated Financial Position

	In millions of yen - rounded down, except where noted		
	The 1st Quarter of Fiscal Year Ending March 31, 2004	The 1st Quarter of Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2003
Total Assets	2,319,017	-	2,282,113
Shareholders' Equity	498,217	-	485,991
Shareholders' Equity Ratio (%)	21.5%	-%	21.3
Shareholders' Equity per Share(Yen)	5,273.92	-	5,143.45

(3) Consolidated Cash Flows

	In millions of yen - rounded down, except where noted		
	The 1st Quarter of Fiscal Year Ending March 31, 2004	The 1st Quarter of Fiscal Year Ended March 31, 2003	Fiscal Year Ended March 31, 2003
Cash flow from operating activities	(17,435)	-	(90,062)
Cash flow from investing activities	41,163	-	(57,172)
Cash flow from financing activities	47,516	-	131,652
Cash and cash equivalents at the end of the period	202,876	-	131,643

Status of Changes in Consolidated Financial Situation

[Assets]

Loans totaled 1,690,500 million yen. This was primarily due to steady increases in group loans. AIFUL's loans amounted to 1,419,137 million yen, Life's loans were 162,437 million yen, and Businext's loan balance stood at 17,020 million yen.

Installment receivables were 142,165 million yen due to steady growth in the credit card shopping and per-item credit businesses of Life Co., Ltd.

Credit guarantee receivables totaled 129,161 million yen, as AIFUL and Life expanded guarantee business alliances with financial institutions.

Allowance for bad debt stood at 138,104 million yen, in consideration of recent economic conditions. (Loans and installment receivables on the consolidated balance sheet do not include off-balance sheet receivables resulting from the liquidation of Life's receivables, which consist of 154,729 million yen in outstanding loans and 106,630 million yen in installment receivables.) Adjustment for consolidated accounts totaled 21,355 million yen.

[Liabilities]

Total capital procured, including debt, commercial paper, and bonds, amounted to 1,555,594 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, Life and Sinwa's operating receivables.

[Shareholders' Equity]

Consolidated shareholders' equity at the end of the first quarter was 498,217 million yen, and the equity ratio stood at 21.5%. AIFUL's non-consolidated shareholders' equity totaled 480,840 million yen, and its shareholders' equity ratio stood at 25.2%.

[Cash Flows]

Consolidated cash and cash equivalents stood at 202,876 million yen at the end of the first quarter due to the collection of loans, etc. and the procurement of capital through the issuance of bonds, etc.

Net cash used in operating activities was minus 17,435 million yen. Although previous quarter net income adjusted for taxes, etc. was 25,836 million yen, operating receivables such as loans outstanding increased and the company paid corporate and other taxes.

Net cash provided by investing activities totaled 41,163 million yen. Although AIFUL made capital investments in contact centers, etc., as in the previous term, it also collected loans, etc.

Net cash provided by financing activities came to 47,516 million yen due to funds procured from borrowings and the issuance of bonds together with the payment of dividends.

(Reference 1)

Non-Consolidated Business Results for the 1st Quarter of Fiscal Year Ending March 31, 2004

(April 1, 2003 – June 30, 2003)

	In millions of yen - rounded down, except where noted
	The 1st Quarter of Fiscal Year Ending March 31, 2004
Operating Revenue	83,012
Operating Income	22,783
Ordinary Income	23,894
Net Income (current quarter)	12,030
Total Assets	1,909,593
Shareholders' Equity	480,840

3. Consolidated Fiscal Year 2004 Full Year Projections

(April 1, 2003 - March 31, 2004) (In millions of yen, rounded down)

	Interim Period Ending, September 30, 2003	Fiscal Year Ending March 31, 2004
Operating Revenue	241,988	494,522
Ordinary Income	54,384	122,012
Net Income	28,621	65,056
Net Income per Share (yen)	302.97	688.66

Fiscal 2004 Outlook

We have not changed our fiscal 2004 consolidated earnings forecasts for the AIFUL Group or our non-consolidated forecasts, which we disclosed on the announcement of fiscal 2003 business results. We forecast consolidated operating revenue of 241,988 million yen for the first half and 494,522 million yen for the full year, consolidated ordinary income of 54,384 million yen for the first half and 122,012 million yen for the full year, and consolidated net income of 28,621 million yen for the first half and 65,056 million yen for the full year. On a non-consolidated basis, we project operating revenue of 170,406 million yen for the first half and 344,849 million yen for the full year, ordinary income of 49,535 million yen for the first half and 108,000 million yen for the full year, and net income of 25,895 million yen for the first half and 56,532 million yen for the full year.

(Reference 2)

Non-Consolidated Fiscal Year 2004 Full Year Projections

(April 1, 2003 - March 31, 2004) *(In millions of yen, rounded down)*

	Interim Period Ending, September 30, 2003	Fiscal Year Ending March 31, 2004
Operating Revenue	170,406	344,849
Ordinary Income	49,535	108,000
Net Income	25,895	56,532
Interim Dividends per Share (yen)	30.00	-
Year-end Dividends per Share (yen)	-	30.00
Annual Dividends per Share (yen)	-	60.00

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results may differ materially from these projections for a variety of reasons.

(1) Consolidated Statement of Income

In millions of yen - rounded down, except where noted

	The 1st Quarter of Fiscal Year Ending March 31, 2004 (As of June 30, 2003)		The 1st Quarter of Fiscal Year Ended March 31, 2003 (As of June 30, 2002)		Fiscal Year Ended March 31, 2003	
	Amount	%	Amount	%	Amount	%
Operating Revenue	**117,068**	**100.0**	-	-	**449,458**	**100.0**
Interest on loans to customers	105,888	90.5	-	-	406,483	90.4
Credit card revenue	1,914	1.6	-	-	7,877	1.8
Per-item credit revenue	4,093	3.5	-	-	15,178	3.4
Credit guarantee revenue	1,250	1.1	-	-	4,132	0.9
Financial revenue - other	42	0.0	-	-	321	0.1
Operating Revenue - other	3,879	3.3	-	-	15,463	3.4
Operating Expenses	**91,033**	**77.8**	-	-	**333,462**	**74.2**
Financial expenses	9,523	8.1	-	-	38,479	8.6
Cost of sales	-	-	-	-	562	0.1
Operating Expenses - other	81,510	69.7	-	-	294,420	65.5
Operating Income	**26,034**	**22.2**	-	-	**115,995**	**25.8**
Non-operating income	196	0.2	-	-	1,303	0.3
Non-operating expenses	91	0.1	-	-	5,501	1.2
Ordinary income	26,140	22.3	-	-	111,797	24.9
Extraordinary income	48	0.1	-	-	444	0.1
Extraordinary losses	351	0.3	-	-	4,788	1.1
Income before taxes	25,836	22.1	-	-	107,453	23.9
Corporate tax, local and enterprise taxes	11,222	9.6	-	-	57,555	12.8
Adjustment on corporate tax, etc.	354	0.3	-	-	(10,129)	(2.2)
Loss of Minority Interests	(5)	(0.0)	-	-	116	0.0
Net Income	14,264	12.2	-	-	59,910	13.3

(2) Consolidated Balance Sheets

	In millions of yen - rounded down, except where noted					
	The 1st Quarter of Fiscal Year Ending March 31, 2004 (As of June 30, 2003)		The 1st Quarter of Fiscal Year Ended March 31, 2003 (As of June 30, 2002)		Fiscal Year Ended March 31, 2003	
(Assets)	Amount	%	Amount	%	Amount	%
Current Assets:						
Cash and cash equivalents	203,722		-	-	132,296	
Loans	1,690,500		-	-	1,670,781	
Installment receivables	142,165		-	-	147,857	
Credit guarantee receivables	129,161		-	-	128,744	
Other operating receivables	12,705		-	-	12,738	
Deferred tax assets	24,693		-	-	25,582	
Other	62,983		-	-	92,904	
Allowance for bad debts	(117,661)		-	-	(113,438)	
Total current assets	**2,148,269**	92.6	-	-	**2,097,467**	91.9
Fixed Assets:						
Tangible Fixed Assets:						
Land	14,823		-	-	14,801	
Other	28,767		-	-	27,210	
Tangible fixed assets	**43,590**	**1.9**	-	-	**42,012**	**1.8**
Intangible Fixed Assets:						
Consolidation adjustment account	21,355		-	-	22,046	
Other	17,922		-	-	17,197	
Total intangible fixed assets	**39,277**	1.7	-	-	**39,243**	**1.8**
Investment and Other Fixed Assets:						
Claims in bankruptcy	20,772		-	-	17,363	
Deferred tax assets	16,518		-	-	16,591	
Other	70,330		-	-	11,384	
Allowance for bad debts	(20,442)		-	-	(18,691)	
Total investment and other fixed assets	**87,178**	3.8	-	-	**102,854**	4.5
Total fixed assets:	**170,046**	7.4	-	-	**184,110**	**8.1**
Deferred Assets:						
Bond issuing expenses	700		-	-	535	
Total deferred assets	**700**	0.0	-	-	**535**	0.0
Total Assets:	**2,319,017**	**100.0**	-	-	**2,282,113**	**100.0**

Consolidated Balance Sheet (cont.):

	In millions of yen - rounded down, except where noted					
	The 1st Quarter of Fiscal Year Ending March 31, 2004 [As of June 30, 2003]		The 1st Quarter of Fiscal Year Ended March 31, 2003 [As of June 30, 2002]		Fiscal Year Ended March 31, 2003	
(Liabilities)	Amount	%	Amount	%	Amount	%
Current Liabilities:						
Notes & accounts payable - trade	27,265		-		22,932	
Credit guarantees payable	129,161		-		128,744	
Short –term loans debt	84,741		-		55,365	
Current portion of bonds	74,500		-		74,500	
Current portion of long-term debt	395,761		-		416,152	
Commercial paper	11,500		-		13,500	
Income taxes payable	11,217		-		37,627	
Accrued bonuses	1,887		-		3,759	
Gains on deferred installments	9,182		-		11,089	
Other	44,124		-		41,174	
Total Current Liabilities	**789,339**	**34.0**	-	-	**804,845**	**35.3**
Long-term Liabilities:						
Bonds	425,000		-		377,500	
Long term debts	564,091		-		567,950	
Allowance for retirement benefits for employees	7,775		-		7,636	
Allowance for retirement benefits for directors	1,115		-		1,150	
Other	29,452		-		33,010	
Total Long-term Liabilities	**1,027,436**	**44.3**	-	-	**987,247**	**43.2**
Minority interests:						
Minority Interests	**4,023**	**0.2**	-	-	**4,028**	**0.2**
Shareholders equity:						
Common stock	83,317	3.6	-	-	83,317	3.6
Additional paid-in capital	104,125	4.5	-	-	104,125	4.6
Consolidated retained earnings	312,256	13.5	-	-	300,924	13.2
Differences in evaluation of other marketable securities	571	0.0	-	-	(323)	(0.0)
Treasury stock	(2,053)	(0.1)	-	-	(2,052)	(0.1)
Total Shareholders' Equity	**498,217**	**21.5**	-	-	**485,991**	**21.3**
Total Liabilities, Minority Interests and Shareholders' Equity	**2,319,017**	**100.0**	-	-	**2,282,113**	**100.0**

(3) Consolidated Statement of Cash Flows

	In millions of yen - rounded down, except where noted		
	The 1st Quarter of Fiscal Year Ending March 31, 2004 (As of June 30, 2003)	The 1st Quarter of Fiscal Year Ended March 31, 2003 (As of June 30, 2002)	Fiscal Year Ended March 31, 2003
	Amount	Amount	Amount
I. Cash flow from operating activities:			
Net income before taxes	25,836	-	107,453
Depreciation and amortization	1,414	-	6,676
Write-down of consolidation adjustment account	690	-	3,686
Loss on valuation of investment securities	-	-	858
Increase in allowance for bad debts	5,974	-	20,908
Increase in accrued bonues	(1,871)	-	(260)
Increase in allowance for retirement benefits for employees	139	-	1,545
Increase in allowance for retirement benefits for directors	(34)	-	82
Non-operating interest on loans and cash dividends	(42)	-	(152)
Amortization of bond issuing expenses	109	-	829
Loss on sale of tangible fixed assets	0	-	361
Loss on disposal of tangible fixed assets	88	-	409
Loss on valuation of fixed assets	-	-	540
Increase on liquidation of lease deposits and guarantees	(17)	-	(135)
Bonuses paid to directors	(98)	-	(103)
Increase in loans to customers	(19,718)	-	(160,195)
Installment receivables	5,691	-	(27,101)
Other gain (loss) on trade receivables	33	-	3,374
Decrease in claims in bankruptcy	(3,408)	-	(1,015)
Increase in other current assets	233	-	(14,359)
Increase in other current liabilities	5,902	-	5,008
Other	(766)	-	(1,801)
Subtotal	**20,156**	-	**(53,389)**
Non-operating interest on loans and cash dividends	42	-	152
Payments for corporate and other taxes	(37,633)	-	(36,826)
Cash flow from operating activities	(17,435)	-	(90,062)

	In millions of yen - rounded down, except where noted		
	The 1st Quarter of Fiscal Year Ending March 31, 2004 (As of June 30, 2003)	The 1st Quarter of Fiscal Year Ended March 31, 2003 (As of June 30, 2002)	Fiscal Year Ended March 31, 2003
	Amount	Amount	Amount
II. Cash flow from investing activities:			
Disbursements for investments in term deposits	(193)	-	(474)
Revenue from payments of term deposits	-	-	1,621
Funds used for purchase of investment securities	(1,499)	-	-
Funds provided by sales of investment securities	-	-	303
Increase in beneficial interest in trusts	1,500	-	(1,744)
Funds used for purchase of new subsidiaries	-	-	(7,556)
Funds used for purchase of tangible fixed assets	(4,349)	-	(17,320)
Gain on sale of tangible fixed assets	16	-	596
Funds used for purchase of investment securities	(209)	-	(3,459)
Funds provided by sales of investment securities	65	-	1,345
Funds provided by sale of paid-in capital	1	-	336
Gain on short-term loans receivables	30,006	-	(22,999)
Funds used in collections of long-term loans receivables	-	-	(8,140)
Gain on collection of long-term loans receivables	15,623	-	173
Funds used for purchases of investments and other assets	(22)	-	(400)
Funds provided from sales of investments and other assets	43	-	505
Others	183	-	40
Cash flow from investing activities	**41,463**	-	**(57,172)**
III. Cash flow from financing activities:			
Increase in short-term debts	148,097	-	420,365
Payments for repayment of short-term debt	(118,721)	-	(413,452)
Decrease in commercial paper	(2,000)	-	(1,500)
Increase in long-term debt	146,814	-	553,965
Repayments of long-term debt	(171,064)	-	(451,921)
Cash from issue of corporate bonds	49,724	-	99,925
Loss on redemption of bonds	(2,500)	-	(71,000)
Increase in common stock	(0)	-	(6)
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates	-	-	400
Cash dividends paid	(2,834)	-	(5,123)
Cash flow from financing activities	**47,516**	-	**131,652**
IV. Effect of exchange rate changes on cash and cash equivalents	**(12)**	-	**35**
V. Increase (Decrease) in cash and cash equivalents	**71,232**	-	**(15,547)**
VI. Balance of cash and cash equivalents at the beginning of period	**131,643**	-	**139,126**
VII. Increase in cash and cash equivalents from new consolidations	-	-	**8,064**
VIII. Balance of cash and cash equivalents at the end of period	**202,876**	-	**131,643**

Significant Accounting Policies Relating to the Financial Statements

1. Matters pertaining to consolidation

(1) No. of consolidated subsidiaries: 9

Names of consolidated subsidiaries: Happy Credit Corporation, Sinwa Corporation, Life Co., Ltd., Sanyo Shinpan Co., Ltd., Businext Corporation, AsTry Loan Services Corporation, Marutoh K.K., City Green Co., Ltd. City's Co., Ltd.

(2) No. of non-consolidated subsidiaries: 3

Reasons the companies are excluded from consolidation:

Non-consolidated subsidiaries (Life Stock Center Co., Ltd. and two others) have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.

2. Matters concerning the application of equity method accounting
Three non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.

3. Matters pertaining to the quarterly settlement dates of consolidated subsidiaries
The 1st quarter of the fiscal year of consolidated subsidiary, Marutoh K.K., is May 31. The quarterly financial statements as of this date are used in the preparation of the quarterly consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.

2. Results of Operations

(1) Operating Revenue

(In millions of yen)

		Current Consolidated 1st Quarter From April 1,2003 to June 30,2003		Previous Consolidated 1st Quarter From April 1,2002 to June 30,2002		Previous Consolidated Accounting Period From April 1,2002 to March 31,2003	
		Amount	%	Amount	%	Amount	%
Interest on loans to customers	Unsecured loans	88,772	75.8	-	-	348,887	77.6
	Secured loans	13,333	11.4	-	-	47,650	10.6
	Small business loans	3,783	3.3	-	-	9,945	2.2
	Sub-total	105.888	90.5			406,483	90.4
Credit card revenue		1,914	1.6	-	-	7,877	1.8
Per-item credit revenue		4,093	3.5	-	-	15,178	3.4
Credit guarantee revenue		1,250	1.1	-	-	4,132	0.9
Other financial revenue	Interest on deposits	27	0.0	-	-	18	0.0
	Interest on marketable securities	0	0.0	-	-	1	0.0
	Interest on loans	3	0.0	-	-	267	0.1
	Other	10	0.0	-	-	35	0.0
	Sub-total	42	0.0	-	-	321	0.1
Other operating revenue	Sales of property	-	-	-	-	306	0.1
	Cost of sales of Service business	-	-	-	-	935	0.2
	Bad debt write-off recovery	1,838	1.6	-	-	6,431	1.4
	Other	2,041	1.7	-	-	7,790	1.7
	Sub-total	3,879	3.3	-	-	15,463	3.4
Total		117,068	100.0	-	-	449,458	100.0

Note: "Other" included in "Other operating revenue" consists of guarantee revenues from guarantee contracts and card membership fees.

(2) Other Operating Indicators

(In millions of Yen)

	Current Consolidated 1st Quarter From April 1,2003 to June 30,2003	Previous Consolidated 1st Quarter From April 1,2002 to June 30,2002	Previous Consolidated Accounting Period From April 1,2002 to March 31,2003
	Amount	Amount	Amount
Total amount of loans outstanding	1,845,229	-	1,833,702
Unsecured loans	1,449,097	-	1,442,980
Secured loans	328,166	-	325,436
Small business loans	67,966	-	65,284
Number of customer accounts	3,523,636	-	3,521,857
Unsecured loans	3,387,056	-	3,389,159
Secured loans	88,584	-	87,459
Small business loans	47,996	-	45,239
Number of branches	1,963	-	1,963
Staffed branches	793	-	796
Unstaffed branches	1,166	-	1,163
Branches for secured loans	4	-	4
Number of "Ojidosan" loan-contracting machines	1,838	-	1,837
Number of ATMs	127,017	-	124,084
Company-owned	2,035	-	2,037
Partner-owned	124,982	-	122,047
Number of employees	6,526	-	6,123

Notes: Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to claims in bankruptcy. Furthermore, off-balance sheet operating loans (to the sum of 154,729 million yen for the current consolidated 1st quarter, 162,920 million yen for the previous consolidated 1st quarter. have been included as a result of liquidation of claims.

EXHIBIT 2

2004年3月期　第1四半期データブック

Data Book (First Quarter Report for the fiscal year ending March. 2004)

－注:業績予想に関する注意事項－

このデータブックの数値のうち、過去の事実以外のアイフル株式会社及びそのグループ会社の計画・方針その他の記載にかかわるものは、将来の業績にかかる予想値であり、それらはいずれも、現時点においてアイフル株式会社及びそのグループ会社が把握している情報に基づく経営上の想定や見解を基礎に算出されたものです。従いまして、これらの予想値は、リスクや不確定要因を内包するものであり、現実の業績は、諸々の要因により、これらの予想値と異なってくる可能性があります。ここでの潜在的なリスクや不確定要因として考えられるものとしては、例えば、アイフル株式会社及びそのグループ会社を取り巻く経済情勢や消費者金融を取り巻く市場規模の変化、債務不履行に陥る顧客の割合、アイフル株式会社及びそのグループ会社が支払う借入金利率のレベル、法定貸付上限金利のレベル等が考えられますが、これらに限りません。なお、この資料はいかなる証券の投資勧誘を目的として作成したものでもありません。

－Note: Forward Looking Statements－

The figures contained in this DATA BOOK with respect to AIFUL's plans and strategies and other statements that are not historical facts are forward-looking statements about the future Performance of AIFUL which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in AIFUL's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates charged by AIFUL. This DATA BOOK does not constitute any offer of any securities for sale.

アイフル株式会社

AIFUL CORPORATION

1主要利益指標 *(Review of Profit / Group & AIFUL)*

(1)連結(*Consolidated*)

項目		年/決算月(*Fiscal Year*)		02/6	増減率(%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	–	–	449,458	13.2	117,068	–	494,522	10.0
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	–	–	333,462	16.7	91,033	–	365,542	9.6
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	–	–	115,995	4.2	26,034	–	128,980	11.2
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	–	–	111,797	6.4	26,140	–	122,012	9.1
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	–	–	59,910	70.9	14,264	–	65,056	8.6
総資本	(百万円)	*Total Assets*	(*¥ Million*)	–	–	2,282,113	12.4	2,319,017	–	2,458,133	7.7
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	–	–	485,991	15.3	498,217	–	534,823	10.0
一株当たり当期純利益	(円)	*EPS*	(*¥*)	–	–	637.59	63.5	151.00	–	688.66	8.0
一株当たり株主資本	(円)	*BPS*	(*¥*)	–	–	5,143.45	13.7	5,273.92	–	5,661.39	10.1
株主資本比率	(%)	*Equity Ratio*	(*%*)	–	–	21.3	*0.6*	21.5	–	21.7	*0.4*
株主資本当期純利益率	(%)	*ROE*	(*%*)	–	–	13.2	*3.6*	11.6	–	12.7	*-0.5*
総資本当期純利益率	(%)	*ROA*	(*%*)	–	–	2.8	*1.0*	2.5	–	2.7	*-0.1*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項目		年/決算月(*Fiscal Year*)		02/6	増減率(%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	(*¥ Million*)	–	–	324,671	5.7	83,012	–	344,849	6.2
営業費用	(百万円)	*Operating Expenses*	(*¥ Million*)	–	–	217,727	10.6	60,229	–	235,679	8.2
営業利益	(百万円)	*Operating Income*	(*¥ Million*)	–	–	106,944	-3.2	22,783	–	109,169	2.1
経常利益	(百万円)	*Ordinary Income*	(*¥ Million*)	–	–	107,100	-0.4	23,894	–	108,000	0.8
当期純利益	(百万円)	*Net Income*	(*¥ Million*)	–	–	55,317	44.2	12,030	–	56,532	2.2
総資本	(百万円)	*Total Assets*	(*¥ Million*)	–	–	1,906,211	9.5	1,909,593	–	2,043,888	7.2
株主資本	(百万円)	*Shareholders' Equity*	(*¥ Million*)	–	–	470,834	12.0	480,840	–	522,429	11.0
一株当たり当期純利益	(円)	*EPS*	(*¥*)	–	–	588.63	38.0	127.35	–	598.42	1.7
一株当たり株主資本	(円)	*BPS*	(*¥*)	–	–	4,983.00	10.4	5,089.98	–	5,530.20	11.0
一株当たり配当金	(円)	*Cash Dividends per Share*	(*¥*)	–	–	60.00	20.0	–	–	60.00	0.0
配当性向	(%)	*Payout Ratio*	(*%*)	–	–	10.2	*-2.0*	–	–	–	–
株主資本比率	(%)	*Equity Ratio*	(*%*)	–	–	24.7	*0.5*	25.2	–	25.6	*0.9*
株主資本当期純利益率	(%)	*ROE*	(*%*)	–	–	12.4	*1.8*	10.0	–	11.4	*-1.0*
総資本当期純利益率	(%)	*ROA*	(*%*)	–	–	3.0	*0.7*	2.5	–	2.9	*-0.1*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

《参考》

残高経費率 ※1	(%)	*SG & A Cost / Loan ※1*	(*%*)	–	–	13.0	*0.2*	14.6	–	13.7	*0.3*

※1 残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

. グループ合計営業実績 (Review of Operation / Group Total)

業債権ベース(Managed Asset Basis)

)営業実績 (Operating Results)

年/決算月(Fiscal Year)		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 (E)	増減率(yoy%)
営業債権合計 (百万円)	Total Receivable Outstanding (¥Million)	–	–	2,210,889	10.4	2,235,892	–	2,438,815	10.3
営業貸付金残高	Loans Outstanding	–	–	1,833,702	12.1	1,845,229	–	1,993,862	8.7
無担保ローン	Unsecured	–	–	1,442,980	8.3	1,449,097	–	1,536,221	6.5
有担保ローン	Home Equity	–	–	325,436	16.7	328,166	–	367,437	12.9
事業者ローン	Small Business	–	–	65,284	162.8	67,966	–	90,203	38.2
クレジットカード(ショッピング)	Credit Card Shopping	–	–	64,117	3.9	73,830	–	80,592	25.7
信販事業(個品)	Installment Sales Finance	–	–	184,324	11.9	187,670	–	223,751	21.4
信用保証売掛金	Guarantee	–	–	128,744	-8.1	129,161	–	140,608	9.2
口座数(残高あり)	Customer Accounts (Thousand)	–	–	3,521	5.6	3,523	–	–	–
無担保ローン	Unsecured	–	–	3,389	4.6	3,387	–	–	–
有担保ローン	Home Equity	–	–	87	16.3	88	–	–	–
事業者ローン	Small Business	–	–	45	130.9	47	–	–	–
一口座当たり残高 (千円)	Per Account (¥Thousand)	–	–	520	6.2	523	–	–	–
無担保ローン	Unsecured	–	–	425	3.6	427	–	–	–
有担保ローン	Home Equity	–	–	3,721	0.3	3,729	–	–	–
事業者ローン	Small Business	–	–	1,443	13.8	1,446	–	–	–
クレジットカード会員数 (千件)	Credit Card Holders (Thousand)	8,973	16.5	9,837	11.3	10,169	13.3	11,376	15.6
信販(個品)口座数 (千件)	Shopping Installment Accounts (Thousand)	684	9.2	697	8.0	724	5.8	–	-
新規顧客件数 (千件)	New Accounts (Thousand)	153	-6.7	594	-6.8	133	-13.1	578	-2.7
無担保ローン	Unsecured	143	-7.9	548	-8.4	121	-15.2	522	-4.7
有担保ローン	Home Equity	6	4.6	27	1.0	6	-0.9	28	3.7
事業者ローン	Small Business	3	42.6	18	62.4	5	52.2	27	50.0
新規クレジットカード発券数 (千枚)	New Issue of Credit Card (Thousand)	411	18.5	2,076	14.8	533	29.7	2,392	15.2

)チャネル展開 (Marketing Channel)

年/決算月(Fiscal Year)		02/6	増減率(yoy%)	03/3	増減数	03/6	増減数	2004/3 (E)	増減数
ローン事業店舗数 (店)	Loan Business Branches	1,903	*43*	1,959	*60*	1,959	*56*	2,009	*50*
有人店舗	Staffed Branches	757	*-6*	796	*44*	793	*36*	808	*12*
無人店舗	Unstaffed Branches	1,146	*49*	1,163	*16*	1,166	*20*	1,201	*38*
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,815	*144*	1,837	*29*	1,838	*23*	1,886	*49*
社員数 (人)	Number of Employees	6,241	*142*	6,123	*313*	6,526	*285*	6,290	*167*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note:The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

計ベース(On-Balance)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	02/6	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	03/6	営業収益比 (%)	増減率 (yoy%)	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	–	–	–	449,458	100.0	13.2	117,068	100.0	–	494,522	100.0	10.0
営業貸付金利息	Interest Income	–	–	–	406,483	90.4	13.1	105,888	90.4	–	445,564	90.1	9.6
無担保ローン	Unsecured	–	–	–	348,887	77.6	11.9	88,772	75.8	–	370,474	74.9	6.2
有担保ローン	Home Equity	–	–	–	47,650	10.6	10.4	13,333	11.4	–	57,747	11.7	21.2
事業者ローン	Small Business	–	–	–	9,945	2.2	133.6	3,783	3.2	–	17,342	3.5	74.4
クレジットカード(ショッピング)収益	Credit Card Shopping	–	–	–	7,877	1.8	16.8	1,914	1.6	–	9,156	1.9	16.2
信販事業(個品)収益	Installment Sales Finance	–	–	–	15,178	3.4	46.6	4,093	3.5	–	18,467	3.7	21.7
信用保証収益	Guarantees	–	–	–	4,132	0.9	1.4	1,250	1.1	–	5,469	1.1	32.4
その他の金融収益	Other Financial Revenue	–	–	–	321	0.1	−38.8	42	0.0	–	469	0.1	46.1
その他の営業収益	Other Operating Revenue	–	–	–	15,463	3.4	−4.2	3,879	3.3	–	15,394	3.1	−0.4
不動産売上高	Sales of Property	–	–	–	306	0.1	−89.1	–	–	–	–	–	–
サービス事業売上高	Restaurant & Karaoke	–	–	–	935	0.2	−25.0	–	–	–	–	–	–
償却債権回収額	Bad Debt Recovery	–	–	–	6,431	1.4	12.5	1,838	1.6	–	7,021	1.4	9.2
その他	Other	–	–	–	7,790	1.7	22.5	2,041	1.7	–	8,373	1.7	7.5
営業費用	Operating Expenses	–	–	–	333,462	74.2	16.7	91,033	77.8	–	365,542	73.9	9.6
金融費用	Financial Expenses	–	–	–	38,479	8.6	11.2	9,523	8.1	–	44,181	8.9	14.8
借入金利息等	Interest on Borrowings	–	–	–	25,126	5.6	14.3	6,110	5.2	–	26,801	5.4	6.7
社債利息等	Interest on SB etc.	–	–	–	13,353	3.0	5.7	3,413	2.9	–	17,379	3.5	30.2
売上原価	Cost of Sales	–	–	–	562	0.1	−81.4	–	–	–	–	–	–
不動産売上原価	Cost of Sales of Property	–	–	–	296	0.1	−88.9	–	–	–	–	–	–
サービス事業売上原価	Cost of Restaurant Business	–	–	–	266	0.1	−23.5	–	–	–	–	–	–
その他の営業費用	Other Operating Expenses(SG&A)	–	–	–	294,420	65.5	18.6	81,510	69.6	–	321,360	65.0	9.2
貸倒関連費用	Credit Cost	–	–	–	134,125	29.8	49.1	40,442	34.5	–	137,784	27.9	2.7
貸倒損失	Write offs	–	–	–	20,963	4.7	164.5	–	–	–	7,417	1.5	−64.6
貸倒引当金繰入額	Allowance for Bad Debts	–	–	–	113,162	25.2	38.0	40,442	34.5	–	130,367	26.4	15.2
広告宣伝費	Advertising Expenses	–	–	–	21,747	4.8	−19.0	5,149	4.4	–	22,671	4.6	4.2
人件費	Salaries	–	–	–	48,092	10.7	10.1	12,709	10.9	–	53,364	10.8	11.0
役員報酬	Directors' Salaries	–	–	–	584	0.1	−1.8	159	0.1	–	718	0.1	22.9
従業員給与賞与等	Employees' Salaries	–	–	–	38,801	8.6	12.4	8,950	7.6	–	38,491	7.8	−0.8
その他	Other	–	–	–	8,706	1.9	1.8	3,599	3.1	–	14,154	2.9	62.6
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	–	–	–	2,638	0.6	−17.0	690	0.6	–	2,181	0.4	−17.3
その他	Other	–	–	–	87,815	19.5	3.9	22,517	19.2	–	105,397	21.3	20.0
営業利益	Operating Income	–	–	–	115,995	25.8	4.2	26,034	22.2	–	128,980	26.1	11.2
営業外収益	Non-operating Income	–	–	–	1,303	0.3	−2.2	196	0.2	–	317	0.1	−75.7
営業外費用	Non-operating Expenses	–	–	–	5,501	1.2	−27.6	91	0.1	–	7,285	1.5	32.4
経常利益	Ordinary Income	–	–	–	111,797	24.9	6.4	26,140	22.3	–	122,012	24.7	9.1
特別利益	Extraordinary Income	–	–	–	444	0.1	−74.3	48	0.0	–	8	0.0	−98.2
特別損失	Extraordinary Losses	–	–	–	4,788	1.1	−89.3	351	0.3	–	6,948	1.4	45.1
税引前利益	Income before Income Taxes	–	–	–	107,453	23.9	73.7	25,836	22.1	–	115,071	23.3	7.1
法人税·住民税及び事業税	Income Taxes	–	–	–	57,555	12.8	58.6	11,222	9.6	–	52,056	10.5	−9.6
法人税等調整額	Effect of a Tax Consequences	–	–	–	−10,129	−2.3	−213.7	354	0.3	–	−2,657	−0.5	−73.8
少数株主利益(損失)	Minority Interest Loss	–	–	–	116	0.0	−80.6	−5	−0.0	–	615	0.1	430.2
当期純利益	Net Income	–	–	–	59,910	13.3	70.9	14,264	12.2	–	65,056	13.2	8.6

4. グループ合計資金調達の状況　(Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3 (E)	構成比(%)
借入金	Borrowings	–	–	943,100	53.5	944,166	51.7	1,011,778	52.9
都市銀行	City Banks	–	–	12,679	0.7	13,323	0.7	–	–
長期信用銀行	Long-Term Credit Banks	–	–	85,949	4.9	98,388	5.4	–	–
信託銀行	Trust Banks	–	–	197,141	11.2	208,696	11.4	–	–
地方銀行・第二地方銀行	Regional Banks	–	–	203,604	11.6	203,126	11.1	–	–
生命保険会社	Life Insurance	–	–	129,853	7.4	129,561	7.1	–	–
損害保険会社	Non-Life Insurance	–	–	52,826	3.0	47,074	2.6	–	–
外国銀行	Foreigner	–	–	48,862	2.8	12,375	0.7	–	–
シンジケートローン	Syndicated Loan	–	–	86,834	4.9	97,651	5.4	–	–
邦銀	Japanese Banks	–	–	43,834	2.5	36,851	2.0	–	–
外銀	Foreigner	–	–	15,500	0.9	33,300	1.8	–	–
その他	Other	–	–	27,500	1.6	27,500	1.5		
県信連等	Credit Association	–	–	48,229	2.7	59,086	3.2	–	–
その他	Other	–	–	77,120	4.4	74,884	4.1	–	–
CP・社債等	CP and Bonds	–	–	819,259	46.5	880,397	48.3	900,498	47.1
CP	CP	–	–	13,500	0.8	11,500	0.6	–	–
普通社債	SB	–	–	452,000	25.6	499,500	27.4	–	–
証券化	ABS	–	–	353,759	20.1	369,397	20.2	–	–
合　計	Total	–	–	1,762,359	100.0	1,824,563	100.0	1,912,276	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3 (E)	構成比(%)
短期調達	Short-term Borrowings	–	–	68,865	3.9	96,241	5.3	80,162	4.2
短期借入	Borrowings	–	–	55,365	3.1	84,741	4.6	–	–
CP	CP	–	–	13,500	0.8	11,500	0.6	–	–
長期調達	Long-term Borrowings	–	–	1,693,494	96.1	1,728,322	94.7	1,832,114	95.8
固定金利借入	Fixed Rate	–	–	223,827	12.7	216,623	11.9	–	–
変動金利借入	Floating Rate	–	–	636,407	36.1	642,801	35.2	–	–
キャップ	With Cap	–	–	153,420	8.7	193,147	10.6	–	–
スワップ	With Swap	–	–	211,660	12.0	210,530	11.5	–	–
社債等(固定)	SB Other (Fixed Bond)	–	–	579,388	32.9	640,552	35.1	–	–
普通社債	SB	–	–	437,000	24.8	487,000	26.7	–	–
証券化	ABS	–	–	142,388	8.1	153,552	8.4	–	–
社債等(変動)	SB Other (Floating Bond)	–	–	253,871	14.4	228,344	12.5	–	–
普通社債	SB	–	–	15,000	0.9	12,500	0.7	–	–
スワップ	With Swap	–	–	–	–	–	–	–	–
証券化	ABS	–	–	238,871	13.6	215,844	11.8	–	–
キャップ	With Cap	–	–	238,871	13.6	196,344	10.8	–	–
合　計	Total	–	–	1,762,359	100.0	1,824,563	100.0	1,912,276	100.0

※ キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		02/6	03/3	03/6	2004/3 (E)
調達金利	Funding Cost	–	1.78	1.68	1.83
間接	Indirect	–	1.97	1.82	2.03
直接	Direct	–	1.57	1.53	1.61

※ 調達金利＝未約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

長期プライムレート	Long term prime rate	1.95	1.50	1.25	1.70

5. アイフル営業実績 *(Review of Operation / AIFUL)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	–	–	1,413,340	7.6	1,419,137	–	1,493,116	5.6
無担保ローン	*Unsecured*	–	–	1,068,151	4.8	1,069,491	–	1,100,439	3.0
有担保ローン	*Home Equity*	–	–	322,840	16.3	325,838	–	364,732	13.0
事業者ローン	*Small Business*	–	–	22,348	33.6	23,807	–	27,945	25.0
口座数 (千件)	*Customer Accounts (Thousand)*	–	–	2,284	1.8	2,278	–	2,291	0.3
無担保ローン	*Unsecured*	–	–	2,180	1.2	2,171	–	2,169	-0.5
有担保ローン	*Home Equity*	–	–	87	16.0	88	–	102	17.2
事業者ローン	*Small Business*	–	–	17	24.3	18	–	21	21.6
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	–	–	618	5.7	622	–	652	5.4
無担保ローン	*Unsecured*	–	–	489	3.6	492	–	507	3.8
有担保ローン	*Home Equity*	–	–	3,709	0.3	3,696	–	3,577	-3.6
事業者ローン	*Small Business*	–	–	1,284	7.5	1,301	–	1,352	5.3
新規顧客件数 (千件)	*New Accounts (Thousand)*	108	-19.0	440	-11.3	104	-3.9	431	-2.0
無担保ローン	*Unsecured*	100	-20.3	405	-12.4	96	-4.6	394	-2.7
有担保ローン	*Home Equity*	6	4.6	27	0.9	6	-0.9	28	3.7
事業者ローン	*Small Business*	1	-1.9	7	17.6	1	33.7	8	14.3
実質平均利回り ※1 (%)	*Average Yield ※1 (%)*	–	–	23.2	*-0.8*	23.0	–	23.1	*-0.0*
無担保ローン	*Unsecured*	–	–	25.2	*-0.4*	24.9	–	25.0	*-0.2*
有担保ローン	*Home Equity*	–	–	15.8	*-1.3*	16.4	–	16.2	*0.4*
事業者ローン	*Small Business*	–	–	24.8	*-2.1*	25.2	–	24.8	*-0.0*

※1 実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		02/6	増減数(yoy)	03/3	増減数(yoy)	03/6	増減数(yoy)	2004/3 *(E)*	増減数(yoy)
ローン事業店舗数 ※2 (店)	*Loan Business Branches ※2*	1,584(941)	*27*	1,580(943)	*-12*	1,571(938)	*-13*	1,591	*11*
有人店舗	*Staffed Branches*	540(121)	*4*	534(122)	*-2*	531(119)	*-9*	534	*0*
無人店舗	*Unstaffed Branches*	1,038(820)	*23*	1,040(821)	*-10*	1,034(819)	*-4*	1,051	*11*
ハートプラザ ※3	*Heart Plaza ※3*	4	*0*	4	*0*	4	*0*	4	*0*
その他 ※4	*Other ※4*	2	*0*	2	*0*	2	*0*	2	*0*
ローン事業店舗出店数 (店)	*Newly Opened Branches*	3	–	9	–	–	–	30	–
有人店舗	*Staffed Branches*	0	–	–	–	–	–	2	–
無人店舗	*Unstaffed Branches*	3	–	9	–	–	–	28	–
ハートプラザ ※3	*Heart Plaza ※3*	–	–	–	–	–	–	–	–
その他 ※4	*Other ※4*	–	–	–	–	–	–	–	–
有人店の無人化 (店)	*Remodeled into Unstaffed*	3	–	9	–	3	–	10	–
無人店の有人化 (店)	*Remodeled into Staffed*	7	–	7	–	–	–	8	–
廃店 (店)	*Closed Branches*	11	–	21	–	9	–	19	–
自動契約機設置台数 (台)	*Unmanned Loan-contracting Machines*	1,577	*27*	1,573	*-12*	1,564	*-13*	1,584	*11*
併設型	*At Staffed Branches*	538	*4*	532	*-2*	529	*-9*	535	*3*
独立型	*At Unstaffed Branches*	1,039	*23*	1,041	*-10*	1,035	*-4*	1,049	*8*
ATM・CDネットワーク (台)	*AIFUL ATMs and Tie-up CDs*	39,799	*13,993*	50,358	*14,454*	55,179	*15,380*	–	–
ATM台数	*AIFUL ATMs*	1,680	*11*	1,676	*-12*	1,667	*-13*	1,687	*11*
提携CD台数	*Tie-up CDs*	30,482	*6,345*	41,062	*14,580*	45,893	*15,411*	–	–
ロッピー	*Loppi*	7,637	–	7,621	*-113*	7,619	*-18*	–	–
社員数 (人)	*Number of Employees*	3,963	*199*	3,502	*-74*	3,808	*-155*	3,597	*95*
臨時従業員数 (人)	*Number of Employees*	1,107	*-29*	1,133	*27*	947	*-160*	–	–

※2 ()はロードサイド型　※2 Roadside Type

※3 ハートプラザは有担保専門店　※3 Heart Plaza is Specialized for Secured Loans

※4 eきゃっシング店1店・個品割賦店1店　※4 e-cashing:1・Sales Finance:1

注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

アイフル損益の内訳 (Revenue and Expenses / AIFUL)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/6			03/3			03/6			2004/3 (E)		
			営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
業収益	Operating Revenue	–	–	–	324,671	100.0	5.7	83,012	100.0	–	344,849	100.0	6.2
営業貸付金利息	Interest Income	–	–	–	315,600	97.2	6.6	81,049	97.6	–	335,766	97.4	6.4
無担保ローン	Unsecured	–	–	–	263,262	81.1	5.7	66,335	79.9	–	271,886	78.8	3.3
有担保ローン	Home Equity	–	–	–	47,483	14.6	10.3	13,263	16.0	–	57,512	16.7	21.1
事業者ローン	Small Business	–	–	–	4,854	1.5	24.8	1,450	1.7	–	6,367	1.8	31.2
その他の金融収益	Other Financial Revenue	–	–	–	280	0.1	21.7	32	0.0	–	415	0.1	48.2
その他の営業収益	Other Operating Revenue	–	–	–	8,791	2.7	-20.1	1,930	2.3	–	8,667	2.5	-1.4
受取保証料	Loan Guarantee Fee	–	–	–	596	0.2	611.0	312	0.4	–	1,530	0.4	156.7
不動産売上高	Sales of Property	–	–	–	306	0.1	-89.1	–	–	–	–	–	–
サービス事業売上高	Restaurant & Karaoke	–	–	–	935	0.3	-25.0	–	–	–	–	–	–
償却債権回収額	Bad Debt Recovery	–	–	–	3,896	1.2	3.1	1,022	1.2	–	3,898	1.1	0.1
その他	Other	–	–	–	3,056	0.9	-0.6	596	0.7	–	3,238	0.9	6.0
業費用	Operating Expenses	–	–	–	217,727	67.1	10.6	60,229	72.6	–	235,679	68.3	8.2
金融費用	Financial Expenses	–	–	–	35,178	10.8	5.4	8,586	10.3	–	37,073	10.8	5.4
借入金利息等	Interest on Borrowings	–	–	–	22,705	7.0	7.5	5,447	6.6	–	23,718	6.9	4.5
社債利息等	Interest on SB etc.	–	–	–	12,473	3.8	1.8	3,139	3.8	–	13,354	3.9	7.1
売上原価	Cost of Sales	–	–	–	562	0.2	-81.4	–	–	–	–	–	–
不動産売上原価	Cost of Sales of Property	–	–	–	296	0.1	-88.9	–	–	–	–	–	–
サービス事業売上原価	Cost of Restaurant Business	–	–	–	266	0.1	-23.5	–	–	–	–	–	–
その他の営業費用	Other Operating Expenses(SG&A)	–	–	–	181,986	56.1	13.4	51,642	62.2	–	198,605	57.6	9.1
貸倒関連費用	Credit Cost	–	–	–	86,371	26.6	32.3	28,018	33.8	–	90,810	26.3	5.1
貸倒損失	Write offs	–	–	–	15,892	4.9	140.4	–	–	–	6,669	1.9	-58.0
貸倒引当金繰入額	Allowance for Bad Debts	–	–	–	70,479	21.7	20.1	28,018	33.8	–	84,141	24.4	19.4
広告宣伝費	Advertising Expenses	–	–	–	15,377	4.7	-20.2	3,273	3.9	–	15,462	4.5	0.6
支払手数料	Commission	–	–	–	9,624	3.0	-1.5	2,566	3.1	–	9,512	2.8	-1.2
人件費	Salaries	–	–	–	29,257	9.0	10.4	7,320	8.8	–	31,262	9.1	6.9
役員報酬	Directors' Salaries	–	–	–	425	0.1	2.3	104	0.1	–	454	0.1	6.8
従業員給与賞与等	Employees' Salaries	–	–	–	23,255	7.2	13.0	4,947	6.0	–	22,985	6.7	-1.2
その他	Other	–	–	–	5,576	1.7	1.3	2,268	2.7	–	7,823	2.3	40.3
賃借料・地代家賃	Rental Expenses · Land Rent	–	–	–	15,530	4.8	3.5	3,699	4.5	–	15,510	4.5	-0.1
消耗品費・修繕費	Supplies · Repair and Maintenance	–	–	–	4,680	1.4	11.9	1,360	1.6	–	5,122	1.5	9.4
通信費	Communications	–	–	–	4,432	1.4	13.0	1,030	1.2	–	5,358	1.6	20.9
保険料	Insurance Premium	–	–	–	3,673	1.1	7.1	922	1.1	–	3,818	1.1	3.9
減価償却費	Depreciation	–	–	–	3,511	1.1	-21.3	825	1.0	–	5,472	1.6	55.9
その他	Other	–	–	–	9,277	2.9	8.2	2,624	3.2	–	16,279	4.7	75.5
業利益	Operating Income	–	–	–	106,944	32.9	-3.2	22,783	27.4	–	109,169	31.7	2.1
営業外収益	Non-operating Income	–	–	–	5,262	1.6	15.2	1,136	1.4	–	5,760	1.7	9.5
営業外費用	Non-operating Expenses	–	–	–	5,106	1.6	-31.9	25	0.0	–	6,930	2.0	35.7
常利益	Ordinary Income	–	–	–	107,100	33.0	-0.4	23,894	28.8	–	108,000	31.3	0.8
特別利益	Extraordinary Income	–	–	–	250	0.1	-31.8	–	–	–	–	–	–
特別損失	Extraordinary Losses	–	–	–	793	0.2	-97.7	312	0.4	–	435	0.1	-45.1
引前利益	Income before Income Taxes	–	–	–	106,558	32.8	46.7	23,581	28.4	–	107,564	31.2	0.9
法人税・住民税等	Income Taxes	–	–	–	46,043	14.2	62.6	8,970	10.8	–	41,870	12.1	-9.1
事業税	Enterprise Taxes	–	–	–	10,781	3.3	61.1	2,118	2.6	–	9,802	2.8	-9.1
法人税等調整額	Effect of a Tax Consequences	–	–	–	-5,584	-1.7	-901.7	462	0.6	–	-640	-0.2	-88.5
期純利益	Net Income	–	–	–	55,317	17.0	44.2	12,030	14.5	–	56,532	16.4	2.2

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3(E)	構成比(%)
借入金	Borrowings	738,853	56.7	783,955	58.3	768,913	56.2	794,771	56.7
都市銀行	City Banks	7,990	0.6	12,579	0.9	13,248	1.0	-	-
長期信用銀行	Long-Term Credit Banks	74,014	5.7	71,600	5.3	77,696	5.7	-	-
信託銀行	Trust Banks	159,729	12.3	167,385	12.4	178,841	13.1	-	-
地方銀行・第二地方銀行	Regional Banks	145,608	11.2	162,602	12.1	163,455	11.9	-	-
信用金庫	Shinkin Banks	-	-	13,050	1.0	15,910	1.2	-	-
生命保険会社	Life Insurance	133,808	10.3	127,725	9.5	126,381	9.2	-	-
損害保険会社	Non-Life Insurance	54,145	4.2	51,776	3.8	46,163	3.4	-	-
外国銀行	Foreigner	63,273	4.9	48,862	3.6	12,375	0.9	-	-
シンジケートローン	Syndicated Loan	40,833	3.1	77,834	5.8	88,651	6.5	-	-
邦銀	Japanese Banks	40,833	3.1	34,834	2.6	27,851	2.0	-	-
外銀	Foreigner	-	-	15,500	1.2	33,300	2.4	-	-
その他	Other	-	-	27,500	2.0	27,500	2.0	-	-
県信連等	Credit Association	31,269	2.4	22,617	1.7	21,349	1.6	-	-
その他	Other	28,181	2.2	27,925	2.1	24,843	1.8	-	-
CP・社債等	CP and Bonds	563,436	43.3	561,368	41.7	599,928	43.8	607,439	43.3
CP	CP	40,000	3.1	13,000	1.0	-	-	-	-
普通社債	SB	442,500	34.0	452,000	33.6	499,500	36.5	-	-
証券化	ABS	80,936	6.2	96,368	7.2	100,428	7.3	-	-
合計	Total	1,302,289	100.0	1,345,325	100.0	1,368,841	100.0	1,402,210	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3(E)	構成比(%)
短期調達	Short-term Borrowings	69,700	5.4	27,000	2.0	42,056	3.1	27,000	1.9
短期借入	Borrowings	29,700	2.3	14,000	1.0	42,056	3.1	-	-
CP	CP	40,000	3.1	13,000	1.0	-	-	-	-
長期調達	Long-term Borrowings	1,232,589	94.6	1,318,325	98.0	1,326,785	96.9	1,375,210	98.1
固定金利借入	Fixed Rate	189,085	14.5	207,199	15.4	192,035	14.0	-	-
変動金利借入	Floating Rate	520,068	39.9	535,257	39.8	534,822	39.1	-	-
キャップ	With Cap	70,100	5.4	153,420	11.4	193,147	14.1	-	-
スワップ	With Swap	162,450	12.5	211,660	15.7	210,530	15.4	-	-
社債等(固定)	SB Other (Fixed Bond)	505,436	38.8	540,868	40.2	587,428	42.9	-	-
普通社債	SB	424,500	32.6	437,000	32.5	487,000	35.6	-	-
証券化	ABS	80,936	6.2	103,868	7.7	100,428	7.3	-	-
社債等(変動)	SB Other (Floating Bond)	18,000	1.4	35,000	2.6	12,500	0.9	-	-
普通社債	SB	18,000	1.4	15,000	1.1	12,500	0.9	-	-
スワップ	With Swap	3,000	0.2	-	-	-	-	-	-
証券化	ABS	-	-	20,000	1.5	-	-	-	-
キャップ	With Cap	-	-	20,000	1.5	-	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	694,521	53.3	748,067	55.6	779,463	56.9	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	930,071	71.4	1,133,147	84.2	1,183,140	86.4	-	-
合計	Total	1,302,289	100.0	1,345,325	100.0	1,368,841	100.0	1,402,210	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3) 調達金利 (Funding Cost)

(%)

年/決算月 (Fiscal Year)		02/6	03/3	03/6	2004/3(E)
調達金利	Funding Cost	2.18	1.98	1.88	1.97
間接	Indirect	2.37	1.99	1.84	2.02
直接	Direct	1.93	1.97	1.92	1.91

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.95	1.50	1.25	1.70

8. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況 (Credit Cost)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	/(L) %	02/6	/(L) %	03/3	/(L) %	03/6	/(L) %	2004/3(E)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,313,690	-	-	-	1,413,340	-	1,419,137	-	1,493,117	-
無担保	Unsecured	1,019,292	-	-	-	1,068,151	-	1,069,491	-	1,100,439	-
有担保	Home equity	277,671	-	-	-	322,841	-	325,838	-	364,732	-
事業者	Small business	16,726	-	-	-	22,349	-	23,807	-	27,945	-
期初貸倒引当金 ①	Allowance for bad debt (Begining) ①	45,115	3.43	-	-	58,689	4.15	70,479	4.97	70,479	4.72
貸倒発生額 ②	Write offs ②	51,649	3.93	-	-	74,598	5.28	21,453	1.51	76,817	5.14
無担保	Unsecured	48,472	4.76	-	-	69,816	6.54	19,970	1.87	72,545	6.59
有担保	Home equity	2,748	0.99	-	-	4,095	1.27	1,233	0.38	3,460	0.95
事業者	Small business	428	2.56	-	-	686	3.07	249	1.05	812	2.91
貸倒関連費用(営業費用) ※1		65,300	4.97	-	-	86,371	6.11	28,018	1.97	90,810	6.08
貸倒損失 ②-①	Loan losses ※1 ②-①	6,611	0.50	-	-	15,892	1.12	-	-	6,669	0.45
貸倒引当金繰入	Allowance for bad debt	58,689	4.47	-	-	70,479	4.99	28,018	1.97	84,141	5.64
期末貸倒引当金	Allowance for bad debt (End)	58,689	4.47	-	-	70,479	4.99	74,293	5.24	84,141	5.64

貸倒引当金繰入(個別引当) ※2 ③	Allowance for bad debt ③	2,230	0.17	-	-	4,387	0.31	2,670	0.19	6,909	0.46
無担保	Unsecured	1,044	0.10	-	-	2,151	0.20	1,147	0.11	4,190	0.38
有担保	Home equity	1,176	0.42	-	-	2,218	0.69	1,513	0.46	2,666	0.73
事業者	Small business	8	0.05	-	-	18	0.08	8	0.03	53	0.19
②+③	②+③	53,880	4.10	-	-	78,986	5.59	24,123	1.70	83,725	5.61
無担保	Unsecured	49,517	4.86	-	-	71,968	6.74	21,117	1.97	76,735	6.97
有担保	Home equity	3,925	1.41	-	-	6,313	1.96	2,747	0.84	6,126	1.68
事業者	Small business	437	2.62	-	-	704	3.15	257	1.08	865	3.10

※1 貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/3:77百万円、02/:43百万円、03/3:122百万円、03/6:81百万円、04/3:332百円)
※2 個別引当=不動産担保ローン+民事再生債権

3. アイフル貸倒&不良債権　*(Credit Cost & NPL's / AIFUL)*

2)不良債権の状況(金融庁「4分類」) *(NPL defined by FSA)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3	/(L) %	02/6	/(L) %	03/3	/(L) %	03/6	/(L) %	2004/3 *(E)*	/(L) %
期末営業貸付金 (L)	*Loans outstanding (L)*	1,313,690	–	–	–	1,413,340	–	1,419,137	–	1,493,116	–
無担保	*Unsecured*	1,019,292	–	–	–	1,068,151	–	1,069,491	–	1,100,439	–
有担保	*Home equity*	277,671	–	–	–	322,841	–	325,838	–	364,732	–
事業者	*Small business*	16,726	–	–	–	22,349	–	23,807	–	27,945	–
4分類開示債権合計 ①	*NPL total ①*	78,027	5.94	–	–	95,908	6.79	103,590	7.30	–	–
破綻先	*Category 4*	16,456	1.25	–	–	20,339	1.44	23,378	1.65	–	–
延滞債権	*Category 3*	23,333	1.78	–	–	31,834	2.25	33,500	2.36	–	–
3ヶ月以上延滞債権	*Category 2*	8,931	0.68	–	–	11,217	0.79	12,607	0.89	–	–
貸出条件緩和債権	*Category 1*	29,305	2.23	–	–	32,517	2.30	34,103	2.40	–	–
うち無担保ローン ②	*②*	47,499	4.66	–	–	58,223	5.45	62,056	5.80	–	–
破綻先	*Category 4*	1,410	0.14	–	–	2,850	0.27	3,434	0.32	–	–
延滞債権	*Category 3*	10,240	1.00	–	–	14,882	1.39	15,932	1.49	–	–
3ヶ月以上延滞債権	*Category 2*	6,561	0.64	–	–	8,031	0.75	8,635	0.81	–	–
貸出条件緩和債権	*Category 1*	29,287	2.87	–	–	32,458	3.04	34,055	3.18	–	–
期末貸倒引当金 ③	*Allowance for NPL ③*	75,909	5.78	–	–	88,827	6.28	94,392	6.65	105,504	7.07
無税	*Untaxable*	59,478	4.53	–	–	68,227	4.83	71,120	5.01	85,095	5.70
有税	*Taxable*	16,431	1.25	–	–	20,599	1.46	23,272	1.64	20,409	1.37
流動 ④	*Current assets ④*	58,689	4.47	–	–	70,479	4.99	74,293	5.24	84,141	5.64
固定	*Fixed assets*	17,220	1.31	–	–	18,348	1.30	20,099	1.42	21,363	1.43
NPLカバー率(ALL) ③/①	*Coverage ratio (All) ③/①*	97.3	–	–	–	92.6	–	91.1	–	–	–
NPLカバー率(無担保)④/②	*Coverage ratio (Unsecured) ④/②*	123.6	–	–	–	121.0	–	119.7	–	–	–

破綻先
　未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権
　その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
　但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権
　営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権
　上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
　有利となる取決めを行なった貸付金

※　無担保ローン

Category4: NPL's to borrowers in bankruptcy or under construction
　Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.

Category3: NPL's exclusive of accrued interest (5M～11M)
　NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department.
　This category excludes loans on which interest is being waived in support of business restructuring.

Category2: NPL's past due for three months or more (3M～5M)
　NPL's past due for 3 months or more that do not fall into the above two categories.

Category1: Restructured NPL's
　NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

※ Unsecured Loan

8. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(3)無担保ローン債権分類内訳(ストック)

(単位:百万円)

年/決算月 *(Fiscal Year)*		02/3	/(L) %	02/6	/(L) %	03/3	/(L) %	03/6	/(L) %	2004/3*(E)*	/(L) %
無担保ローン残高 (L)	*Unsecured Loans outstanding (L)*	1,019,292	-	-	-	1,068,151	-	1,069,491	-	1,100,439	-
営業店残高	*Branch*	1,009,054	99.00	-	-	1,053,322	98.61	1,053,607	98.51	1,080,778	98.21
正常債権残高	*Ordinary Loan*	959,041	94.09	-	-	996,048	93.25	992,034	92.76	1,013,949	92.14
1ヶ月超延滞債権残高※	*Defaulted Loan (1M+NPL)*	50,013	4.96	-	-	57,273	5.44	61,573	5.84	66,829	6.18
条件緩和債権	*Rescheduled Loan*	29,308	2.90	-	-	31,927	3.03	34,055	3.23	-	-
その他解約債権	*Other*	20,704	2.05	-	-	25,346	2.41	27,518	2.61	-	-
管理センター残高	*Collection Center*	10,238	1.00	-	-	14,828	1.39	15,883	1.49	19,660	1.79

※ 1ヶ月超延滞債権残高比率=1ヶ月超延滞債権残高/正常債権残高

(4)無担保ローン延滞遷移率(フロー)

(単位:%)

年/決算月 *(Fiscal Year)*		02/3	増減数(yoy)	02/6	増減数(yoy)	03/3	増減数(yoy)	03/6	増減数(yoy)
1ヶ月延滞債権発生比率※	*Default(1M+Arrearage)Ratio*	0.662	*0.094*	0.744	*0.141*	0.838	*0.176*	0.990	*0.246*
介入発生率	*3rd Party Intervention*	0.397	*0.092*	0.456	*0.112*	0.520	*0.123*	0.629	*0.173*
不履行発生率	*Other*	0.265	*0.002*	0.288	*0.029*	0.318	*0.053*	0.361	*0.073*
移管発生率※	*Transfer(5M+Arrearage)Ratio*	0.411	*0.046*	0.451	*0.082*	0.534	*0.123*	0.600	*0.149*

※ 1ヶ月延滞債権発生比率=1ヶ月延滞債権発生比率/正常債権残高
※ 移管発生比率=移管発生残高/営業店残高
注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

アイフルの債権管理フロー(無担保ローン)
(Credit Management Flow - Thorough maturity management - / Unsecured Loans)

延滞日数	0	1~32	33~	90~152	153~334	破産 or 延滞 335~
当社カテゴリー	正常債権	管理債権	解約債権(1ヶ月超延滞債権) (A)		移管債権	償却債権
所管部門	各店舗(B)				管理センター(回収センター)	
金融庁(FSA)4分類	正常債権			「3ヶ月以上延滞債権」(「条件緩和」を切り分け)	「延滞債権」	「破綻先債権」
P/L上の扱い	未収収益計上				未収収益不計上	
B/S上の扱い	残高計上					残高不計上

Days in arrears	0	1~32	33~	90~152	153~334	335+ or bankruptcy
AIFUL standard	Ordinary Loan	Overdue Loan	Defaulted Loan (1M+NPL) (A)		Transferred Loan	Write-off
Management	Branch (B)				Collection Center	
FSA's four categories	Ordinary Loan			Loan 3M+ in arrears (ex. Rescheduled Loan)	Loan in arrears	Loan to bankrupt party
Treatment on P/L	Recorded as accrued revenue				Not recorded as accrued revenue	
Treatment on B/S	Balance recorded					Balance not recorded

9. ライフ営業指標 *(Review of Operation / LIFE)*

営業債権ベース *(Managed Asset Basis)*

(1) 営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
残高 (百万円)	*Balance (¥Million)*	-	-	676,093	10.4	691,967	-	788,572	16.6
割賦売掛金	*Installment Receivable*	-	-	247,494	10.4	260,439	-	303,906	22.8
クレジットカード(ショッピング)	*Credit Card Shopping*	-	-	64,069	4.2	73,793	-	80,570	25.8
信販事業(個品)	*Installment Sales Finance*	-	-	183,423	12.8	186,645	-	223,336	21.8
オートローン	*Automobile*	-	-	6,629	-57.4	5,602	-	2,657	-59.9
特定	*Service*	-	-	106,924	46.3	111,176	-	143,280	34.0
一般	*Goods*	-	-	57,300	-1.1	57,434	-	67,843	18.4
代位弁済	*Collateral*	-	-	12,569	-21.9	12,431	-	9,555	-24.0
リース他	*Lease etc.*	-	-	1	-95.8	0	-	0	-100.0
営業貸付金	*Loans (Cash Advance)*	-	-	310,749	23.9	317,166	-	372,891	20.0
カードキャッシング	*with Credit Card*	-	-	192,209	20.0	195,147	-	222,771	15.9
キャッシュプラザ	*with Loan Card (Life Play Card)*	-	-	117,646	31.4	121,167	-	149,529	27.1
その他	*Other*	-	-	892	-25.9	852	-	590	-33.8
信用保証売掛金	*Guarantee*	-	-	117,849	-14.2	114,361	-	111,773	-5.2
パートナー	*Partner Loan (Automobile)*	-	-	7,385	-67.4	5,663	-	3,155	-57.3
銀行保証	*Bank Loan*	-	-	69,290	0.0	68,882	-	71,324	2.9
住宅	*Home Loan*	-	-	41,173	-9.5	39,815	-	37,293	-9.4
クレジットカード	*Credit Card*								
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	8,973	*1,273*	9,834	*1,118*	10,163	*1,189*	11,254	*1,421*
プロパー	*Proper*	1,408	*456*	1,509	*122*	1,526	*117*	1,682	*173*
提携	*Affinity*	7,564	*817*	8,324	*996*	8,637	*1,072*	9,572	*1,248*
新規発行数 (千枚)	*Number of New Issue (Thousand)*	411	*64*	2,073	*279*	530	*118*	2,271	*199*
プロパー	*Proper*	48	*11*	190	*13*	45	*-3*	300	*110*
提携	*Affinity*	362	*53*	1,883	*266*	485	*122*	1,971	*89*
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*								
ショッピング	*Shopping*	-	-	54	-5.3	53	-	-	-
キャッシング	*Cashing*	-	-	227	5.1	227	-	-	-
買上実績 (百万円)	*Purchase Results (¥Million)*								
個品あっせん	*Installment Sales Finance*	34,563	77.9	125,246	19.8	28,110	-18.7	156,000	24.6
カード事業	*Credit Card*	119,380	28.3	503,448	18.3	128,275	7.5	617,379	22.6
ショッピング	*Shopping*	64,554	22.0	274,479	17.5	71,826	11.3	354,874	29.3
キャッシング	*Cashing*	54,825	36.5	228,968	19.4	56,448	3.0	262,505	14.6

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計ベース *(On-Balance)*

	03/6	増減率(yoy%)
残高 *Balance*	430,607	-
割賦売掛金 *Installment Receivable*	153,808	-
クレジットカード(ショッピング) *Credit Card Shopping*	46,671	-
信販事業(個品) *Installment Sales Finance*	94,705	-
オートローン *Automobile*	-	-
特定 *Service*	-	-
一般 *Goods*	-	-
代位弁済 *Collateral*	12,431	-
リース他 *Lease etc.*	0	-
営業貸付金 *Loans (Cash Advance)*	162,437	-
カードキャッシング *with Credit Card*	101,424	-
キャッシュプラザ *with Loan Card (Life Play Card)*	60,160	-
その他 *Other*	852	-
信用保証売掛金 *Guarantee*	114,361	-
パートナー *Partner Loan (Automobile)*	5,663	-
銀行保証 *Bank Loan*	68,882	-
住宅 *Home Loan*	39,815	-

(2) チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		02/6	増減数(yoy)	03/3	増減数(yoy)	03/6	増減数(yoy)	2004/3 *(E)*	増減数(yoy)
事業店舗数 (店)	*Business Branches*	209	*20*	233	*37*	243	*34*	273	*40*
営業店舗	*Branches*	68	*0*	69	*1*	69	*1*	69	*0*
キャッシュプラザ	*Cash Plaza*	141	*20*	164	*36*	174	*33*	204	*40*
有人	*Staffed*	94	*-5*	101	*11*	102	*8*	111	*10*
無人	*Unstaffed*	47	*25*	63	*25*	72	*25*	93	*30*
廃店 (店)	*Closed Branches*	-	*-2*	3	*1*	2	-	0	*-3*
加盟店数 (社)	*Member Merchant*	77,979	*3,958*	82,987	*6273*	84,551	*6,572*	87,474	*4,487*
社員数 (人)	*Number of Employees*	1,923	*-36*	1,803	*-84*	1,914	*-9*	1,798	*-5*

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

	年/決算月(Fiscal Year)	02/6	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	03/6	営業収益比 (%)	増減率 (yoy%)	2004/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	–	–	–	103,880	100.0	30.1	28,045	100.0	–	123,710	100.0	19.1
割賦売掛金収益	Installment Receivable	–	–	–	23,566	22.7	23.9	6,168	22.0	–	28,547	23.1	21.1
クレジットカード(ショッピング)	Credit Card Shopping	–	–	–	7,945	7.6	10.7	2,000	7.1	–	9,528	7.7	19.9
信販事業(個品)	Installment Sales Finance	–	–	–	15,400	14.8	33.2	4,130	14.7	–	18,821	15.2	22.2
その他	Other	–	–	–	219	0.2	-20.9	37	0.1	–	196	0.2	-10.5
営業貸付収益	Loans (Cash Advance)	–	–	–	69,578	67.0	35.4	19,111	68.1	–	83,817	67.8	20.5
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	with Credit Card	–	–	–	42,327	40.7	32.2	11,494	41.0	–	49,483	40.0	16.9
ｷｬｯｼｭﾌﾟﾗｻﾞ	with Loan Card (Life Play Card)	–	–	–	27,199	26.2	40.5	7,608	27.1	–	34,289	27.7	26.1
その他融資	Other	–	–	–	51	0.0	88.9	8	0.0	–	44	0.0	-13.7
信用保証	Guarantee	–	–	–	3,622	3.5	-9.3	968	3.5	–	4,110	3.3	13.5
その他の金融収益	Other Financial Revenue	–	–	–	164	0.2	-44.2	29	0.1	–	54	0.0	-67.1
その他の営業収益	Other Operating Revenue	–	–	–	6,949	6.7	35.5	1,767	6.3	–	7,179	5.8	3.3
償却債権回収額	Bad Debt Recovery	–	–	–	2,311	2.2	37.2	729	2.6	–	2,689	2.2	16.4
その他の業務収入	Other	–	–	–	4,638	4.5	34.6	1,037	3.7	–	4,490	3.6	-3.2
営業費用	Operating Expenses	–	–	–	96,021	92.4	23.3	25,454	90.8	–	109,868	88.8	14.4
金融費用	Financial Expenses	–	–	–	7,079	6.8	-23.3	1,994	7.1	–	12,270	9.9	73.3
貸倒関連費用	Credit Cost	–	–	–	35,809	34.5	105.8	9,510	33.9	–	35,967	29.1	0.4
その他の営業費用	Other Operating Expenses(SG&A)	–	–	–	53,132	51.1	3.7	13,950	49.7	–	61,630	49.8	16.0
広告宣伝費	Advertising Expenses	–	–	–	4,770	4.6	4.1	1,496	5.3	–	5,500	4.4	15.3
人件費	Salaries	–	–	–	15,322	14.7	2.4	4,085	14.6	–	16,596	13.4	8.3
その他	Other	–	–	–	33,040	31.8	4.2	8,368	29.8	–	39,533	32.0	19.7
販売費	Sales Cost	–	–	–	13,863	13.3	23.9	3,803	13.6	–	17,298	14.0	24.8
ｼｽﾃﾑ費	System Cost	–	–	–	9,546	9.2	8.9	2,372	8.5	–	11,428	9.2	19.7
施設費	Rent Cost	–	–	–	3,800	3.7	-21.3	942	3.4	–	4,038	3.3	6.3
管理費	Admin Cost	–	–	–	5,828	5.6	-15.9	1,250	4.5	–	6,767	5.5	16.1
営業利益	Operating Income	–	–	–	7,858	7.6	306.5	2,590	9.2	–	13,841	11.2	76.1
営業外利益	Non-operating Income	–	–	–	343	0.3	-32.1	74	0.3	–	207	0.2	-39.7
営業外費用	Non-operating Expenses	–	–	–	153	0.1	363.6	30	0.1	–	48	0.0	-68.6
経常利益	Ordinary Income	–	–	–	8,048	7.7	234.8	2,634	9.4	–	14,000	11.3	74.0
特別利益	Extraordinary Income	–	–	–	210	0.2	-84.7	40	0.1	–	8	0.0	-96.2
特別損失	Extraordinary Losses	–	–	–	2,943	2.8	1163.1	31	0.1	–	60	0.0	-98.0
税引前利益	Income before Income Taxes	–	–	–	5,314	5.1	49.8	2,643	9.4	–	13,947	11.3	162.5
法人税・住民税及び事業税	Income Taxes	–	–	–	164	0.2	67.3	74	0.3	–	191	0.2	16.5
法人税等調整額	Effect of a Tax Consequences	–	–	–	-3,999	-3.8	-153.6	-441	-1.6	–	-2,844	-2.3	-28.9
当期純利益	Net Income	–	–	–	9,149	8.8	-16.1	3,010	10.7	–	16,599	13.4	81.4

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

10. ライフ損益の内訳 (Revenue and Expenses / LIFE)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/6			03/3			03/6			2004/3 (E)		
			営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)		営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	-	-	-	102,392	100.0	38.3	27,479	100.0	-	121,258	100.0	18.4
割賦売掛金収益	Installment Receivable	-	-	-	22,933	22.4	37.2	6,001	21.8	-	27,579	22.7	20.3
クレジットカード(ショッピング)	Credit Card Shopping	-	-	-	7,866	7.7	17.4	1,912	7.0	-	9,152	7.5	16.3
信販事業(個品)	Installment Sales Finance	-	-	-	14,846	14.5	48.3	4,077	14.8	-	18,426	15.2	24.1
その他	Other	-	-	-	219	0.2	-	0	0.0	-	-	-	-
営業貸付収益	Loans (Cash Advance)	-	-	-	68,723	67.1	43.5	18,446	67.1	-	82,333	67.9	19.8
カードキャッシング	with Credit Card	-	-	-	41,840	40.9	41.0	11,150	40.6	-	48,598	40.1	16.2
キャッシュプラザ	with Loan Card (Life Play Card)	-	-	-	26,831	26.2	48.2	7,287	26.5	-	33,690	27.8	25.6
その他融資	Other	-	-	-	51	0.0	-51.4	8	0.0	-	44	0.0	-13.7
信用保証	Guarantee	-	-	-	3,622	3.5	-9.3	968	3.5	-	4,110	3.4	13.5
その他の金融収益	Other Financial Revenue	-	-	-	164	0.2	-44.2	29	0.1	-	54	0.0	-67.1
その他の営業収益	Other Operating Revenue	-	-	-	6,949	6.8	35.5	2,044	7.4	-	7,179	5.9	3.3
償却債権回収額	Bad Debt Recovery	-	-	-	2,311	2.3	37.2	729	2.7	-	2,689	2.2	16.4
その他の業務収入	Other	-	-	-	4,638	4.5	34.6	1,315	4.8	-	4,490	3.7	-3.2
営業費用	Operating Expenses	-	-	-	94,534	92.3	31.2	24,888	90.6	-	107,416	88.6	13.6
金融費用	Financial Expenses	-	-	-	5,592	5.5	63.4	1,428	5.2	-	9,818	8.1	75.6
貸倒関連費用	Credit Cost	-	-	-	35,809	35.0	105.8	9,510	34.6	-	35,967	29.7	0.4
その他の営業費用	Other Operating Expenses(SG&A)	-	-	-	53,132	51.9	3.7	13,950	50.8	-	61,630	50.8	16.0
広告宣伝費	Advertising Expenses	-	-	-	4,770	4.7	4.1	1,496	5.4	-	5,500	4.5	15.3
人件費	Salaries	-	-	-	15,322	15.0	2.4	4,085	14.9	-	16,596	13.7	8.3
その他	Other	-	-	-	33,040	32.3	4.2	8,368	30.5	-	39,533	32.6	19.7
販売費	Sales Cost	-	-	-	13,863	13.5	23.9	3,803	13.8	-	17,298	14.3	24.8
システム費	System Cost	-	-	-	9,546	9.3	8.9	2,372	8.6	-	11,428	9.4	19.7
施設費	Rent Cost	-	-	-	3,800	3.7	-21.3	942	3.4	-	4,038	3.3	6.3
管理費	Admin Cost	-	-	-	5,828	5.7	-15.9	1,250	4.5	-	6,767	5.6	16.1
営業利益	Operating Income	-	-	-	7,858	7.7	306.5	2,590	9.4	-	13,841	11.4	76.1
営業外利益	Non-operating Income	-	-	-	343	0.3	-32.1	74	0.3	-	207	0.2	-39.7
営業外費用	Non-operating Expenses	-	-	-	153	0.1	363.6	30	0.1	-	48	0.0	-68.6
経常利益	Ordinary Income	-	-	-	8,048	7.9	234.8	2,634	9.6	-	14,000	11.5	74.0
特別利益	Extraordinary Income	-	-	-	210	0.2	-84.7	40	0.1	-	8	0.0	-96.2
特別損失	Extraordinary Losses	-	-	-	2,943	2.9	1163.1	31	0.1	-	60	0.0	-98.0
税引前利益	Income before Income Taxes	-	-	-	5,314	5.2	49.8	2,643	9.6	-	13,947	11.5	162.5
法人税・住民税及び事業税	Income Taxes	-	-	-	164	0.2	67.3	74	0.3	-	191	0.2	16.5
法人税等調整額	Effect of a Tax Consequences	-	-	-	-3,999	-3.9	-46.4	-441	-1.6	-	-2,844	-2.3	-28.9
当期純利益	Net Income	-	-	-	9,149	8.9	-16.1	3,010	11.0	-	16,599	13.7	81.4

11. ライフ資金調達の状況 (Review of Funding / LIFE)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3(E)	構成比(%)
借入金	Borrowings	–	–	221,161	46.2	244,297	46.6	298,484	50.5
長期信用銀行	Long-Term Credit Banks	–	–	14,349	3.0	20,692	3.9	–	–
信託銀行	Trust Banks	–	–	15,049	3.1	13,307	2.5	–	–
地方銀行・第二地方銀行	Regional Banks	–	–	14,466	3.0	18,219	3.5	–	–
系統金融機関	Cooperative Financial Ins.	–	–	12,010	2.5	20,845	4.0	–	–
生命保険会社	Life Insurance	–	–	2,128	0.4	3,180	0.6	–	–
損害保険会社	Non-Life Insurance	–	–	1,014	0.2	883	0.2	–	–
その他	Other	–	–	39,145	8.2	40,171	7.7	–	–
シンジケートローン	Syndicated Loan	–	–	9,000	1.9	9,000	1.7	–	–
アイフル	AIFUL	–	–	114,000	23.8	118,000	22.5	–	–
直接	CP and Bonds	–	–	257,892	53.8	280,469	53.4	293,059	49.5
ABS	ABS	–	–	257,391	53.7	268,969	51.3	–	–
CP	CP	–	–	500	0.1	11,500	2.2	–	–
ノンリコースローン	Non Recource Loan	–	–	–	–	–	–	–	–
合計	Total	–	–	479,053	100.0	524,766	100.0	591,543	100.0

会計ベース(On-Balance)

(百万円/¥ Million)

		03/6	構成比(%)
借入金	Borrowings	244,297	95.5
長期信用銀行	Long-Term Credit Banks	20,692	8.1
信託銀行	Trust Banks	13,307	5.2
地方銀行・第二地方銀行	Regional Banks	18,219	7.1
系統金融機関	Cooperative Financial Ins.	20,845	8.1
生命保険会社	Life Insurance	3,180	1.2
損害保険会社	Non-Life Insurance	883	0.3
その他	Other	40,171	15.7
シンジケートローン	Syndicated Loan	9,000	3.5
アイフル	AIFUL	118,000	46.1
直接	CP and Bonds	11,500	4.5
ABS	ABS	–	–
CP	CP	11,500	4.5
ノンリコースローン	Non Recource Loan	–	–
合計	Total	255,797	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/6	構成比(%)	03/3	構成比(%)	03/6	構成比(%)	2004/3(E)	構成比(%)
短期調達	Short-term Borrowings	–	–	37,260	7.8	50,730	9.7	41,622	7.0
短期借入	Borrowings	–	–	36,760	7.7	39,230	7.5	–	–
CP	CP	–	–	500	0.1	11,500	2.2	–	–
長期調達	Long-term Borrowings	–	–	441,793	92.2	474,036	90.3	549,921	93.0
固定金利借入	Fixed Rate	–	–	4,219	0.9	14,465	2.8	–	–
変動金利借入	Floating Rate	–	–	180,182	37.6	190,602	36.3	–	–
証券化	ABS (Fixed Bond)	–	–	38,520	8.0	53,124	10.1	–	–
証券化	ABS (Floating Bond)	–	–	218,871	45.7	215,844	41.1	–	–
ABS	ABS	–	–	218,871	45.7	215,844	41.1	–	–
キャップ	With Cap	–	–	218,871	45.7	196,344	37.4	–	–
ノンリコースローン	Non Recource Loan	–	–	–	–	–	–	–	–
合計	Total	–	–	479,053	100.0	524,766	100.0	591,543	100.0

(百万円/¥ Million)

		03/6	構成比(%)
短期調達	Short-term Borrowings	50,730	19.8
短期借入	Borrowings	39,230	15.3
CP	CP	11,500	4.5
長期調達	Long-term Borrowings	205,067	80.2
固定金利借入	Fixed Rate	14,465	5.7
変動金利借入	Floating Rate	190,602	74.5
証券化	ABS (Fixed Bond)	–	–
証券化	ABS (Floating Bond)	–	–
ABS	ABS	–	–
キャップ	With Cap	–	–
ノンリコースローン	Non Recource Loan	–	–
合計	Total	255,797	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3)調達金利 (Funding Cost)

(%)

年/決算月(Fiscal Year)		02/6	03/3	03/6	2004/3(E)
調達金利	Funding Cost	–	1.37	1.32	1.57
間接	Indirect	–	2.14	2.03	2.32
直接	Direct	–	0.70	0.70	0.87

※調達金利＝未約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

長期プライムレート	Long term prime rate	1.95	1.50	1.25	1.70

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

2. ライフ貸倒&不良債権 *(Credit Cost & NPL's / LIFE)*

業債権ベース*(Managed Asset Basis)*

(百万円/¥ *Million*)

		02/6			03/3			03/6			2004/3*(E)*		
		償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)	償却金額	債権残高	償却率(%)
合計	*Total*	–	–	–	30,190	676,093	4.47	9,336	691,967	1.35	32,956	788,572	4.18
カード	*Card*	–	–	–	11,025	256,280	4.30	3,722	268,941	1.38	12,978	303,342	4.28
総合斡旋	*Shopping*	–	–	–	2,337	64,070	3.65	672	73,794	0.91	2,323	80,570	2.88
キャッシング	*Cashing*	–	–	–	8,688	192,210	4.52	3,050	195,147	1.56	10,655	222,772	4.78
個品斡旋	*Installment Sales Finance*	–	–	–	5,229	170,856	3.06	1,914	174,214	1.10	5,544	213,781	2.59
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	*Loan Card (Life Play Card)*	–	–	–	6,432	117,647	5.47	2,426	121,168	2.00	8,426	149,530	5.63
信用保証	*Guarantee*	–	–	–	3,133	85,206	3.68	842	82,425	1.02	2,575	81,605	3.16
住宅	*Home Loan*	–	–	–	2,055	45,542	4.51	38	44,367	0.09	1,200	39,941	3.00
その他	*Other*	–	–	–	2,316	562	412.09	394	852	46.27	2,233	373	598.77

※その他には、カード事故や加盟店未精算の償却を含んでおります。

3. ライフ利回り *(Average Yield / LIFE)*

業債権ベース*(Managed Asset Basis)*

(%)

		02/6		03/3		03/6		2004/3 *(E)*	
			増減数(yoy)		増減数(yoy)		増減数(yoy)		増減数(yoy)
合計	*Total*	–	–	15.0	*2.8*	15.4	–	15.9	*0.9*
割賦売掛金収益	*Installment Receivable*	–	–	10.0	*1.5*	10.0	–	10.4	*0.4*
ｸﾚｼﾞｯﾄｶｰﾄﾞ(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	–	–	12.7	*1.1*	11.6	–	13.2	*0.5*
信販事業(個品)	*Installment Sales Finance*	–	–	8.9	*1.8*	9.4	–	9.3	*0.4*
営業貸付収益	*Loans (Cash Advance)*	–	–	24.8	*1.8*	24.2	–	24.5	*-0.3*
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	–	–	24.0	*2.0*	23.4	–	23.8	*-0.2*
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	–	–	26.3	*1.1*	25.5	–	25.7	*-0.6*
信用保証	*Guarantee*	–	–	2.8	*0.4*	3.3	–	3.6	*0.7*

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

14. その他グループ会社営業指標　*(Review of Operation / Other Group)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	–	–	15,397	89.7	17,020	–	28,614	85.8
口座数 (千件)	*Customer Accounts (Thousand)*	–	–	12	130.3	14	–	22	83.3
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	–	–	1,194	−17.6	1,160	–	1,258	5.4
新規顧客件数 (千件)	*New Accounts (Thousand)*	2	112.2	8	78.3	2	16.7	12	50.0
営業店舗数 (店)	*Loan Business Branches*	3	*1*	3	*1*	2	*−1*	2	*−1*
有人店舗	*Staffed*	3	*1*	3	*1*	2	*−1*	2	*−1*
無人店舗	*Unstaffed*	–	–	–	–	–	–	–	–
社員数 (人)	*Number of Employees*	48	*14*	47	*0*	47	*−1*	52	*5*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	*Loans Outstanding (¥ Million)*	–	–	29,176	–	28,540	–	35,704	22.4
口座数 (千件)	*Customer Accounts (Thousand)*	–	–	15	–	15	–	16	6.7
一口座当たり残高 (千円)	*Per Account (¥ Thousand)*	–	–	1,908	–	1,902	–	2,073	8.6
新規顧客件数 (千件)	*New Accounts (Thousand)*	–	–	2	–	0	–	7	250.0
営業店舗数 (店)	*Loan Business Branches*	–	–	37	–	37	–	36	*−1*
有人店舗	*Staffed*	–	–	37	–	37	–	36	*−1*
無人店舗	*Unstaffed*	–	–	–	–	–	–	–	–
社員数 (人)	*Number of Employees*	–	–	461	–	443	–	520	*59*

注）斜体数値は増減数　　Notes: Italic Font = Increase or Decrease

14. その他グループ会社営業指標 *(Review of Operation / Other Group)*

(3)ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	-	-	31,587	-2.6	30,205	-	30,098	-4.7
口座数 (千件)	Customer Accounts (Thousand)	-	-	105	-0.2	101	-	96	-8.6
一口座当たり残高 (千円)	Per Account (¥ Thousand)	-	-	299	-2.4	297	-	310	3.7
新規顧客件数 (千件)	New Accounts (Thousand)	9	-6.0	26	-30.1	2	-69.1	22	-15.4
営業店舗数 (店)	Loan Business Branches	57	*1*	57	*-1*	57	*0*	57	*0*
有人店舗	Staffed	33	*-2*	33	*-3*	33	*0*	33	*0*
無人店舗	Unstaffed	24	*3*	24	*2*	24	*0*	24	*0*
社員数 (人)	Number of Employees	162	*-10*	168	*12*	167	*5*	169	*1*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(4)信和 *(Sinwa / Acquisition : June 2000)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
営業貸付金残高	Loans Outstanding (¥ Million)	-	-	22,263	5.2	21,834	-	21,500	-3.4
口座数 (千件)	Customer Accounts (Thousand)	-	-	63	9.5	61	-	59	-6.3
一口座当たり残高 (千円)	Per Account (¥ Thousand)	-	-	352	-4.0	355	-	359	2.0
新規顧客件数 (千件)	New Accounts (Thousand)	6	45.5	19	0.0	2	-65.3	13	-31.6
営業店舗数 (店)	Loan Business Branches	34	*1*	35	*0*	35	*1*	32	*-3*
有人店舗	Staffed	11	*1*	11	*0*	11	*0*	11	*0*
無人店舗	Unstaffed	23	*-1*	24	*0*	24	*1*	21	*-3*
社員数 (人)	Number of Employees	66	*-12*	70	*8*	72	*6*	70	*0*

注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(5)山陽信販 *(Sanyo Shinpan / Acquisition : June 2001)*

年/決算月 *(Fiscal Year)*		02/6	増減率(yoy%)	03/3	増減率(yoy%)	03/6	増減率(yoy%)	2004/3 *(E)*	増減率(yoy%)
残高 (百万円)	Balance (¥ Million)	-	-	11,867	4.2	11,881	-	12,233	3.1
営業貸付金	Loans Outstanding	-	-	11,187	16.0	11,324	-	11,937	6.7
割賦売掛金	Installment Receivable	-	-	677	-61.1	555	-	293	-56.7
信用保証売掛金	Guarantee	-	-	2	-11.0	1	-	2	0.0
口座数 (千件)	Customer Accounts (Thousand)	-	-	27	3.8	28	-	27	0.0
一口座当たり残高 ※1 (千円)	Per Account ※1 (¥ Thousand)	-	-	400	11.7	393	-	418	4.5
新規顧客件数 (千件)	New Accounts (Thousand)	1	89.1	6	27.9	2	17.0	5	-16.7
営業店舗数 (店)	Loan Business Branches	20	*-1*	18	*-2*	18	*-2*	18	*0*
有人店舗	Staffed	6	*-1*	6	*-1*	6	*0*	6	*0*
無人店舗	Unstaffed	14	*0*	12	*-1*	12	*-2*	12	*0*
社員数 (人)	Number of Employees	72	*-20*	64	*-11*	66	*-6*	66	*2*

※1 営業貸付金／口座数　※1 Loans Outstanding / Customer Account
注） 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

5. 消費者金融業界動向 *(Overview of Consumer Credit Industry)*

(1)形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 *Type of Companies*	会社名 *Company Name*		キャッシング *Cashing*
消費者金融 *Consumer Credit*	アイフル	*AIFUL*	28.835
	武富士	*Takefuji*	27.375
	アコム	*Acom*	27.375
	プロミス	*Promise*	25.550
信販 *Shinpan (Sales Finance) Companies*	ライフ	*Life*	29.200
	日本信販	*Nippon Shinpan*	26.280
	オリコ	*Orico*	27.600
	ジャックス	*Jaccs*	18.000
	アプラス	*Aplus*	29.160
	セントラルファイナンス	*Central Finance*	28.800
流通系 *Distributor - affiliated Credit Card Companies*	クレディセゾン	*Credit Saison*	26.000
	ダイエーオーエムシー	*Daiei OMC*	28.800
	イオンクレジットサービス	*Aeon Credit Service*	25.600
銀行系 *Bank - affiliated Credit Card Companies*	ジェーシービー	*JCB*	27.800
	三井住友カード	*Sumitomo Mitsui Card*	27.800
	ユーシーカード	*UC Card*	27.800
	ディーシーカード	*DC Card*	27.800

注：金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2)自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1998年～2003年5月推移*(Number of Petitions 1998-May 2003)*

暦年	件数	前年比
1998年	103,803 件	45.6%
1999年	122,741 件	18.2%
2000年	139,281 件	13.5%
2001年	160,419 件	15.2%
2002年	214,633 件	41.9%
2003年	100,106 件	24.4%
1月 Jan	15,296 件	27.6%
2月 Feb	19,511 件	25.7%
3月 Mar	21,863 件	26.3%
4月 Apr	22,126 件	23.6%
5月 May	21,310 件	20.1%

出所：最高裁判所　Source:Japanese Supreme Court

(3)形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥ *100Million*)

	消費者信用市場 *Consumer Credit Market*	伸び率(yoy%)	販売信用(ショッピング) *Credit Sales (Shopping)*	伸び率(yoy%)	クレジットカード *Credit Card*	伸び率(yoy%)	個品割賦 *Installment Credit*	伸び率(yoy%)
1992年	715,383	4.6	169,075	4.6	24,087	1.4	144,988	5.2
1993年	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4

	消費者金融 *Consumer Finance*	伸び率(yoy%)	預貯金担保 *Deposited Collateral*	伸び率(yoy%)	消費者ローン計 *Consumer Loans*	伸び率(yoy%)	銀行等金融機関 *Banks & Other Financial Institutions*	伸び率(yoy%)	消費者金融会社 *Consumer Finance Companies*	伸び率(yoy%)	信販・カード会社 *Credit Sales & Credit Card Companies*	伸び率(yoy%)	その他 *Other*	伸び率(yoy%)
1992年	546,308	4.5	159,211	6.6	387,097	3.7	306,764	1.9	36,630	9.6	39,488	14.0	4,215	2.7
1993年	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
1994年	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	-	5.6
1998年	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8

出所：(社)日本クレジット産業協会「日本の消費者信用統計」(通商産業省産業政策局取引信用室監修)2003年版
Source:Japan Credit Industry Association,"Japan Consumer Credit Statistics 2003(Statistics by MITI Industrial Policy Bureau)"

EXHIBIT 4

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated July 17, August 12 and September 12, 2003 (together, the "Reports") in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (Note)

The Reports show that no treasury stock purchase has been made for the period from June 1, 2003 to August 31, 2003.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 5

AIFUL Corporation
Press Release

July 7, 2003

AIFUL Corporation Promotes One Director, Changes Directors' Responsibilities, Appoints Concurrent Directors at Other Companies, and Makes Other Personnel and Organizational Changes

Kyoto – AIFUL Corporation has announced the following promotion of one director and changes in directors' responsibilities and personnel as well as organizational changes. These changes were resolved at a Board of Directors meeting held July 7, 2003.

1. Promotion to Managing Director (Effective August 1, 2003)

Name	New Position	Former Position
Shintaro Hashima	Managing Director Legal Department General Affairs Department	Director Legal Department General Affairs Department

2. Changes in Directors' Responsibilities (Effective August 1, 2003)

Name	New Responsibilities	Former Responsibilities
Katsuhide Horiba	Senior Managing Director General Manager – Finance Division (No longer responsible for Guarantee Business Department)	Senior Managing Director General Manager – Finance Division Guarantee Business Department
Yuji Kataoka	Managing Director General Manager – Personnel Division Inspection Department	Managing Director General Manager – Personnel Division
Yasutaka Fukuda	Director Deputy General Manager – Finance Division General Manager – Finance Department	Director Deputy General Manager – Finance Division
Yoshimasa Nishimura	Director (No longer responsible for Inspection Department)	Director Inspection Department
Koji Imada	Director Administration Department Credit Risk Management Department (No longer responsible for Operation Department)	Director Administration Department Credit Risk Management Department Operation Department
Takashi Koumoto	Director Accounting Department (No longer serves as General Manager – Accounting Department)	Director Accounting Department General Manager – Accounting Department
Tsuneo Sakai	Director Public Relations Department Guarantee Business Department	Director Public Relations Department

Changes Effective October 1, 2003

Name	New Responsibilities	Former Responsibilities
Masami Munetake	Director General Manager – East	Director General Manager –

	Japan Loan Business Division	Management Planning Division
Yasuo Yanagibashi	Director General Manager - West Japan Loan Business Division Credit Card Business Department Loan Business Planning Department	Director General Manager - Loan Business Division
Hiroshi Abe	Director General Manager - Management Planning Division	Director General Manager - Business Management Division General Manager - Office of the President
Tsuneo Sakai	Director Public Relations Department Guarantee Business Department Investor Relations General Manager - Investor Relations Office	Director Public Relations Department Guarantee Business Department

3. Directors appointed to serve concurrently as directors at other companies (effective August 1, 2003)

Name	New Responsibilities
Taichi Kawakita (Senior Managing Director)	President Sanyo Shinpan Co., Ltd.
Yoshimasa Nishimura (Director)	President As Try Collection Co., Ltd. President MARUTOH Co., Ltd.

Note: These appointments are scheduled to be made at the extraordinary general meetings of shareholders of As Try Collections, Sanyo Shinpan and MARUTOH to be held on August 1, 2003 and the subsequent meetings of the respective Boards of Directors. Takashi Noda, current President of As Try Collections, is scheduled to be appointed as a director at AIFUL Corporation on the same day. As Try Collections is a subsidiary of AIFUL in the credit management and collections business, and Sanyo Shinpan (consumer finance) and MARUTOH (real estate management) are fully owned subsidiaries of AIFUL.

4. Other Personnel Changes (Effective August 1, 2003)

Name	New Position	Former Position
Minoru Kobayashi	General Manager - Credit Card Business Department General Manager - Loan Business Planning Department	Deputy General Manager - Loan Business Department General Manager - Promotion Department
Kazushige Yoda	General Manager - East Japan Contact Center 2	Manager - West Japan Counselling Center
Tatsuhiro Kurihara	General Manager - West Japan Promotion Department	Manager - Kyobashi Branch
Tsukasa Kawauchiya	General Manager - East Japan Department	Manager - Guarantee Business Department 2
Kazuhiko Tsuda	General Manager - Accounting Department	Manager - Accounting Department 1
Koujiro Sometani	General Manager - East Japan Promotion Department	Manager - North Kanto Department 5
Koshin Okamura	General Manager - General	General Manager -

	Affairs Department	Operation Department
Shunichi Moriyama	General Manager - Guarantee Business Department	General Manager - General Affairs Department
Masanori Nakashima	General Manager - Kyushu Department	Manager - Kyushu Branch
Yasuo Shiozawa	General Manager - IT Planning Department Manager - Contact Center Preparatory Office	General Manager - Management Planning Department 3
Kenichi Miyamoto	General Manager - West Japan Contact Center 1	Manager - Tokyo Central Department
Sadayuki Matsuoka	General Manager - South Kanto Department	Manager - South Kanto Department
Kurema Shingo	General Manager - Management Planning Department	Manager - North Kanto Department
Katsuyuki Komiya	General Manager - Kinki Department	Manager - Kinki Department
Kazuhiro Umeda	General Manager - Tokyo Central Department	Manager - East Japan Department
Yoshiaki Sakata	General Manager - Credit Sales Business Department	General Manager - Publicity Department General Manager - Credit Sales Business Department
Masahiro Sato	General Manager - East Japan Contact Center 1	General Manager - Guarantee Business Department
Michio Kamada	General Manager - Chugoku-Shikoku Department	Manager - Chugoku-Shikoku Department
Kenichi Honda	General Manager - Chubu Department	Manager - Chubu Department
Takayuki Tsuchiya	General Manager - North Kanto Department	General Manager - Recruiting Department
Hiroshi Azuma	General Manager - Marketing Department	General Manager - Management Planning Department 1
Keiji Masui	General Manager - West Japan Contact Center 2	General Manager - Finance Department

Note: Shunichi Moriyama, the current president of MARUTOH, is scheduled to retire on August 1, 2003.

Changes Effective September 1, 2003

Name	New Position	Former Position
Hideki Sakiyama	General Manager - Information Systems Department	General Manager seconded to Personnel Department Senior Representative Director, Businext Co., Ltd
Hideo Ichikawa	General Manager seconded to Personnel Department Senior Representative Director, Businext Co., Ltd.	General Manager - Corporate Governance Department

Note: These appointments are scheduled to be made at the extraordinary general meeting of shareholders of Businext Co., Ltd., to be held on September 1, 2003 and the subsequent meeting of its Board of Directors. Businext Co., Ltd., (business loans) is a subsidiary of AIFUL Corporation.

Changes Effective October 1, 2003

Name	New Position	Former Position
Junichiro Ogawa	General Manager seconded to Credit Sales Business Department	General Manager - Secured Loan Business Department

5. Organizational Changes

(1) Strengthening of Sales Structure

- The current single division system for the Loan Business Management Division will be changed to a two-division system of an East Japan Loan Business Division and a West Japan Loan Business Division in order to strengthen the management system to accompany the nationwide operation of contact centers.
- New departments under the loan business management divisions above will be established: a Promotion Department, Contact Center Department 1 and Contact Center Department 2 for each division.
- A new Loan Business Planning Department will be established in order to formulate strategy related to sales.

Note: Out of the current operations of the Promotion Department, target setting, budget planning and results management operations will be transferred to the Promotion Departments at the East and West Japan Loan Business Divisions and sales strategy and planning operations will be transferred to the Loan Business Planning Department.

- The names of the current sales branches will be changed from branch to sales department.
- The functions of the Publicity Department and Development Department within the current Loan Business Division will be transferred to the Promotion Departments at the East and West Japan Loan Business Divisions, the Secured Loan Business Department will be eliminated and its functions transferred to the branches, and the Credit Card Business Department will be made independent of the Loan Business Division.

(2) Accelerating decision-making as a Group and collaboration on information and strengthening investor relations

- In order to accelerate decision-making as a Group and collaboration on information, the operations of the Corporate Governance Department will be transferred to departments in the Management Planning Division, and the Corporate Governance Department will be eliminated.
- In order to strengthen investor relations, the Investor Relations Section in the Office of the President will be made into an independent Investor Relations Office.
- The Business Management Division, which is the organization in charge of the Corporate Governance Office and the Office of the President above, will be eliminated.

(3) Changes to the Management Planning Division accompanying (2) above and strengthening IT

- The names of Management Planning Department 1, 2 and 3 will be changed.

Management Planning Department: Intra-Group management planning, Group management strategy, group business results management, business development

Marketing Department: Scoring-related operations, business strategy and brand related operations, market research related operations

Contact Center Preparatory Office: System and management operations for the stable operation of the contact centers

- A new IT Planning Department will be established to strengthen IT and create greater efficiency through the centralization of related operations.

(4) Elimination of divisions due to above changes

- Office of the President: Administrative operations to be transferred to General Affairs Department independent from IR Section
- Operation Division: Functions transferred to Credit Risk Management Department
- Recruiting Department: To be transferred to Personnel Department as Recruiting Section

Note: The organizational changes will be made progressively on each of the dates for personnel changes notes in this press release, and they are scheduled for completion on October 1, 2003 as shown on the attached organizational chart.

6. Organization Chart (As of October 1, 2003)
See attached sheet.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

AIFUL CORPORATION

FACTS AND FIGURES 2003

目次 Contents

グループ会社一覧
AIFUL & Consolidated Subsidiaries

会社名 AIFUL & Subsidiaries	事業内容 Business Classification
アイフル Aiful Corporation	無担保ローン Unsecured loan 不動産担保ローン Home equity loan 事業者ローン Small business loan 信用保証 Credit guarantee
ライフ Life Co., Ltd. 出資比率：95.88% Equity position: 95.88% 2001年4月より連結対象 Acquisition: April 2001	クレジットカード Credit card shopping 信販（個品割賦） Installment sales finance 無担保ローン Unsecured loan 信用保証 Credit guarantee
ビジネクスト Businext Corporation 出資比率：60% Equity position: 60% 2001年4月より営業開始 Started April 2001	事業者ローン（ミドルリスク） Small business loan (Middle risk)
シティズ City's Co., Ltd. 出資比率：42.2% Equity position: 42.2% 2002年10月より連結対象 Acquisition: October 2002	事業者ローン（ハイリスク） Small business loan (High risk)
シティグリーン City Green Co., Ltd. 出資比率：100% Equity position: 100% 2002年10月より連結対象 Acquisition: October 2002	シティズの持株会社 Holding company of City's Co., Ltd.
ハッピークレジット Happy Credit Corporation 出資比率：100% Equity position: 100% 2000年6月より連結対象 Acquisition: June 2000	無担保ローン（ハイリスク） Unsecured loan (High risk)
信和 Sinwa Co., Ltd. 出資比率：100% Equity position: 100% 2000年6月より連結対象 Acquisition: June 2000	無担保ローン（ハイリスク） Unsecured loan (High risk)
山陽信販 Sanyo Shinpan Co., Ltd. 出資比率：100% Equity position: 100% 2001年6月より連結対象 Acquisition: June 2001	無担保ローン（ハイリスク） Unsecured loan (High risk)
アストライ債権回収 AsTry Loan Services Corporation 出資比率：86% Equity position: 86% 2002年3月より営業開始 Started March 2002	債権管理回収（サービサー） Debt collection (Servicer)
マルトー Marutoh K.K. 出資比率：100% Equity position: 100% 2002年3月より連結対象 Acquisition: March 2002	不動産事業 Real estate business

連結データサマリー
Consolidated Summary

	Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
利益指標（百万円）	Review of Profit (Millions of Yen)					
営業収益	Operating Revenue	204,957	238,532	280,656	397,162	449,458
営業費用	Operating Expenses	133,059	151,095	176,323	285,832	333,462
営業利益	Operating Income	71,897	87,437	104,333	111,329	115,995
経常利益	Ordinary Income	68,843	85,009	103,533	105,067	111,797
当期純利益	Net Income	28,448	44,104	48,252	35,063	59,910
一株当り指標（円）	Per Share Data (Yen)					
当期純利益	EPS	610.63	786.13	569.32	390.00	637.59
株主資本	BPS	4,358.03	4,507.83	3,611.74	4,523.01	5,143.45
営業実績	Operating Results					
営業貸付金残高（百万円）	Loans Outstanding (Millions of Yen)	837,981	1,001,080	1,407,636	1,635,954	1,833,702
無担保	Unsecured Loans	690,704	809,361	1,167,837	1,332,218	1,442,980
有担保	Home Equity Loans	137,755	181,428	227,600	278,893	325,436
事業者	Small Business Loans	9,522	10,289	12,198	24,843	65,284
口座数（口座）	Number of Customer Accounts	1,822,261	1,975,068	3,043,022	3,336,340	3,521,857
無担保	Unsecured Loans	1,776,319	1,917,016	2,971,826	3,241,575	3,389,159
有担保	Home Equity Loans	38,877	49,968	61,025	75,175	87,459
事業者	Small Business Loans	7,065	8,084	10,171	19,590	45,239
店舗データ	Sales Network					
店舗数（店）	Number of Branches	1,009	1,311	1,758	1,903	1,963
ATM台数（台）	Number of ATMs and CDs	14,118	16,631	79,043	93,306	124,084
社員数（人）	Number of Employees	3,141	3,263	5,750	5,810	6,123

注：99/3月期及び00/3月期はアイフル単体でのデータとなっております。
Note: The data for the fiscal year to March 1999 and March 2000 is non-consolidated.

単体データサマリー
Non-Consolidated Summary

	Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
利益指標（百万円）	Review of Profit (Millions of Yen)					
営業収益	Operating Revenue	204,957	238,532	270,827	307,272	324,671
営業費用	Operating Expenses	133,059	151,095	167,507	196,830	217,727
営業利益	Operating Income	71,897	87,437	103,319	110,442	106,944
経常利益	Ordinary Income	68,843	85,009	103,372	107,515	107,100
当期純利益	Net Income	28,448	44,104	48,512	38,349	55,317
一株当り指標（円）	Per Share Data (Yen)					
当期純利益	EPS	610.63	786.13	572.38	426.54	588.63
株主資本	BPS	4,358.03	4,507.83	3,565.21	4,513.89	4,983.00
営業実績	Operating Results					
営業貸付金残高（百万円）	Loans Outstanding (Millions of Yen)	837,981	1,001,080	1,159,734	1,313,690	1,413,340
無担保	Unsecured Loans	690,704	809,361	921,891	1,019,292	1,068,151
有担保	Home Equity Loans	137,755	181,428	225,644	277,671	322,840
事業者	Small Business Loans	9,522	10,289	12,198	16,726	22,348
口座数（口座）	Number of Customer Accounts	1,822,261	1,975,068	2,121,446	2,244,283	2,284,539
無担保	Unsecured Loans	1,776,319	1,917,016	2,050,299	2,155,235	2,180,114
有担保	Home Equity Loans	38,877	49,968	60,976	75,057	87,029
事業者	Small Business Loans	7,065	8,084	10,171	13,991	17,396
店舗データ	Sales Network					
店舗数（店）	Number of Branches	1,009	1,311	1,529	1,592	1,580
ATM台数（台）	Number of ATMs and CDs	14,118	16,631	22,021	35,904	50,359
社員数（人）	Number of Employees	3,141	3,263	3,477	3,576	3,502

消費者信用マーケット Consumer Credit Market

日本の消費者信用市場の全体像
Consumer Credit Market in Japan

2001年末現在 As of end of calendar year 2001 兆円/Trillions of Yen



消費者信用全体
Consumer Credit Market
(74.0/63.5)
無担保
消費者ローン
Consumer Loans
(24.6/35.8)
消費者金融専業
Traditional Consumer Finance Companies
(10.6/9.6)
銀行その他民間金融機関
Banks and other Financial Institutions
(3.9/19.9)
預貯金担保ローン
Loans Collateralized by Deposit
(13.8/12.3)
郵便局、銀行その他民間金融機関
Post Offices, Banks and other Financial Institutions
アイフルグループのビジネス展開
The Business Deployment of Aiful Group
LIFE
AIFUL

注： 数字につきましては、（信用供与額／信用供与残高）となっております。
Note: Credit provided within the year / Credit Balance as of December 2001

出典：日本クレジット産業協会「消費者信用市場統計」
Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

日本の消費者信用市場の主なプレーヤー（上場企業）
The Main Players of the Consumer Credit Market in Japan (Firm Listed on the Big Board)

百万円/Millions of Yen

種別 Classification	会社 Company	カード会員数*2 Card Holders (Million)	営業債権残高*2 Total Receivable	総資産*2 Total Assets	営業収益*3 Operating Revenue	経常利益*3 Ordinary Income
流通系カード Retailer Related Credit Card Co.	クレディセゾン Credit Saison	14.9百万人	867,547	1,280,822	223,000	54,000
	イオンクレジット Aeon Credit	11.3百万人	401,457	441,405	109,300	29,100
	OMC OMC	7.0百万人	331,697	530,621	132,000	23,000
信販会社 Shinpan-credit Card Companies	日本信販 Nippon Shinpan	14.5百万人	4,415,979	4,972,218	310,000	16,000
	オリコ Orient Corp.	10.0百万人	2,998,330	4,111,803	285,900	30,500
	ジャックス Jaccs	6.5百万人	2,587,323	2,802,731	148,075	13,300
	ライフ Life	9.8百万人	676,093	496,781	121,258	14,000
消費者金融会社 Traditional Consumer Finance	アイフル Aiful *4	3.5百万人	2,210,889	2,282,113	494,522	122,012
	武富士 Takefuji	2.8百万人	1,675,625	1,939,530	400,900	183,200
	アコム Acom	3.1百万人	1,941,244	2,183,414	437,100	126,300
	プロミス Promise	3.2百万人	1,614,523	1,855,352	410,549	95,924

（連結ベース）
注1： 上場企業のみ
注2： 2003年3月実績
注3： 各社の2003年3月時点での2004年3月末公表予想です。
注4： アイフルのカード会員数には、ライフキャッシュプラザ（ライフの消費者金融部門）を含みます。尚、アイフルの営業債権残高、総資産については、証券化によりバランスシートから控除されている営業資産を加えた、実態営業債権ベースです。

(Consolidated)
Note1: Listed Company only
Note2: As of March 31, 2003
Note3: As of March 31, 2004 (Estimate)
Note4: Card Holders including Life Play Card
Assets under management including securitised assets

「リテール分野での総合金融化」の現状
Development as Comprehensive Retail Finance Company



低リスク Low Risk >>
りそなグループとの事業者ローン保証提携
Tie-up with Resona Group in guarantee business of small business loans
地銀・信金・信組との個人ローン保証提携
Tie-up with Regional Banks
LIFE
クレジットカード・信販・信用保証
無担保ローン(ライフキャッシュプラザ)
Credit card shopping, Installment sales finance, Credit guarantee, Unsecured loan (Life Cash Plaza)
Businext ビジネクスト
住友信託銀行との事業者ローン合弁会社
JV with Sumitomo Trust Bank
AIFUL
無担保ローン・不動産担保ローン・事業者ローン
Unsecured loans, Home equity loans, SBL
AC CARD 山陽信販
ハッピー
SMILE スマイル
無担保ローン子会社3社
3 consumer loan subsidiaries
City's
事業者ローン会社
SBL subsidiary
高リスク High Risk
<< 消費者金融 Consumer Finance
クレジットカード・信販 Credit Cards・Installment Finance
事業者金融 Small Business Loans >>

営業資産合計(商品別)
Balance by Financial Instrument

営業債権ベース　Managed Asset Basis

百万円/Millions of Yen

Fiscal Year to:		1999/3	2000/3	2001/3	2002/3	2003/3
合計	**Total**	**837,981**	**1,001,080**	**1,821,875**	**2,002,499**	**2,210,889**
営業貸付金	Loans Outstanding	837,981	1,001,080	1,407,636	1,635,954	1,833,702
無担保ローン	Unsecured Loans	690,704	809,361	1,167,837	1,332,218	1,442,980
有担保ローン	Home Equity Loans	137,755	181,428	227,600	278,893	325,436
事業者ローン	Small Business Loans	9,522	10,289	12,198	24,843	65,284
割賦売掛金	Installment Receivable	—	—	229,460	226,402	248,442
信用保証売掛金	Guarantee Receivable	—	—	184,778	140,142	128,744

財務ハイライト(連結) *Financial Highlights (Consolidated)*

注：99/3月期及び00/3月期はアイフル単体でのデータとなっております。Note: The data for the fiscal year to March 1999 and March 2000 is non-consolidated.

営業収益・営業費用
Operating Revenue and Expenses



■ 営業収益
Operating Revenue
■ 営業費用
Operating Expenses
(百万円/Millions of Yen)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
営業収益 Operating Revenue	204,957	238,532	280,656	397,162	449,458
増減率 (%) YOY (%)	14.2	16.4	17.6	41.5	13.2
連単倍率 (%) Group-to-Parent Ratio (%)	—	—	1.03	1.29	1.38
営業費用 Operating Expenses	133,059	151,095	176,323	285,832	333,462
増減率 (%) YOY (%)	9.6	13.6	16.6	62.1	16.7
連単倍率 (%) Group-to-Parent Ratio (%)	—	—	1.05	1.45	1.53

営業利益
Operating Income



■ 営業利益
Operating Income
(百万円/Millions of Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
営業利益 Operating Income	71,897	87,437	104,333	111,329	115,995
増減率 (%) YOY (%)	24.1	21.6	19.3	6.7	4.2
連単倍率 (%) Group-to-Parent Ratio (%)	—	—	1.00	1.00	1.08

経常利益
Ordinary Income



■ 経常利益
Ordinary Income
(百万円/Millions of Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
経常利益 Ordinary Income	68,843	85,009	103,533	105,067	111,797
増減率 (%) YOY (%)	23.2	23.5	21.7	1.5	6.4
連単倍率 (%) Group-to-Parent Ratio (%)	—	—	1.00	0.97	1.04

当期純利益
Net Income



■ 当期純利益
Net Income
(百万円/Millions of Yen)
60,000
50,000
40,000
30,000
20,000
10,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
当期純利益 Net Income	28,448	44,104	48,252	35,063	59,910
増減率 (%) YOY (%)	13.8	55.0	9.4	-27.3	70.9
連単倍率 (%) Group-to-Parent Ratio (%)	—	—	0.99	0.91	1.08

総資産・株主資本
Total Assets and Shareholders' Equity


■ 総資産
Total Assets
■ 株主資本
Shareholders' Equity
— 株主資本比率(%)
Shareholders' Equity Ratio
(百万円/Millions of Yen)
(%)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
25.0
20.0
15.0
10.0
5.0
0.0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
総資産 Total Assets	996,523	1,182,468	1,865,537	2,029,633	2,282,113
株主資本 Shareholders' Equity	203,748	252,902	306,549	421,343	485,991
株主資本比率 (%) Shareholders' Equity Ratio (%)	20.4	21.4	16.4	20.7	21.3

ROE・ROA
ROE and ROA


— 株主資本当期純利益率
ROE
— 総資本当期純利益率
ROA
(%)
(%)
25.0
20.0
15.0
10.0
5.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
株主資本当期純利益率 ROE	16.3	19.3	15.7	9.6	13.2
総資本当期純利益率 ROA	3.0	4.0	2.6	1.8	2.8

EPS・BPS
EPS and BPS


— 1株当たり当期純利益
EPS
— 1株当たり株主資本
BPS
(円/¥)
(円/¥)
1,200
1,000
800
600
400
200
0
6,000
5,000
4,000
3,000
2,000
1,000
0
99/3
00/3
01/3
02/3
03/3

円/¥

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
1株当たり当期純利益 EPS	610.63	786.13	569.32	390.00	637.59
1株当たり株主資本 BPS	4,358.03	4,507.83	3,611.74	4,523.01	5,143.45
期中平均発行済株式数 (千株) Average Number of Shares Outstanding for the Fiscal Year (Thousands of Shares)	46,588	56,103	84,755	89,908	93,810
期末発行済株式数 (千株) Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	46,752	56,103	84,876	93,376	94,690

注1：株主資本当期純利益率＝当期純利益÷株主資本（期中平均）
総資本当期純利益率＝当期純利益÷総資産（期中平均）
注2：1株当たり当期純利益＝当期純利益÷期中平均発行済株式数
1株当たり株主資本＝株主資本（期末）÷期末発行済株式数
1997年 5月20日　株式分割（1→2.5）
1997年 7月30日　新株発行（3,700,000株）
1998年 4月16日　新株発行（4,000,000株）
1999年 5月20日　株式分割（1→1.2）
2000年 5月22日　株式分割（1→1.5）
2000年 6月 1日　株式交換（(株)信和の株式取得）（721,500株）
2001年 8月24日　新株発行（8,500,000株）
2002年10月 1日　株式交換（(株)シティグリーンの株式取得）（1,314,000株）

Note1: ROE = Net Income/Shareholders' Equity (average for the fiscal year)
ROA = Net Income/Total Assets (average for the fiscal year)
Note2: EPS = Net Income/Average Number of Shares Outstanding for the Fiscal Year
BPS = Shareholders' Equity (Year-end)/Number of Shares Outstanding at the Fiscal Year-end
May 20, 1997, stock spilt (2.5 for 1)
Jul 30, 1997, issuance of new shares (3,700,000 shares)
Apr 16, 1998, issuance of new shares (4,000,000 shares)
May 20, 1999, stock spilt (1.2 for 1)
May 22, 2000, stock spilt (1.5 for 1)
Jun 1, 2000, equity swap (acquisition of Sinwa Co., Ltd.) (721,500 shares)
Aug 24, 2001, issuance of new shares (8,500,000 shares)
Oct 1, 2002, equity swap (acquisition of City Green Co., Ltd.) (1,314,000 shares)

営業データ(連結) *Operating Data (Consolidated)*

注：99/3月期及び00/3月期はアイフル単体でのデータとなっております。Note: The data for the fiscal year to March 1999 and March 2000 is non-consolidated.

営業債権ベース　Managed Asset Basis

営業資産合計(会社別)
Balance by Company



(百万円/Millions of Yen)
アイフル Aiful
ライフ Life
ビジネクスト Businext
シティズ City's
ハッピークレジット Happy Credit
信和 Sinwa
山陽信販 Sanyo Shinpan
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99/3
00/3
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
合計 Total	837,981	1,001,080	1,821,875	2,002,499	2,210,889
アイフル Aiful	837,981	1,001,080	1,160,752	1,316,886	1,424,502
ライフ Life	—	—	606,313	612,509	676,093
ビジネクスト Businext	—	—	—	8,116	15,397
シティズ City's	—	—	—	—	29,176
ハッピークレジット Happy Credit	—	—	27,106	32,428	31,587
信和 Sinwa	—	—	16,861	21,169	22,263
山陽信販 Sanyo Shinpan	—	—	10,841	11,390	11,867

営業資産合計(商品別)
Balance by Financial Instrument



(百万円/Millions of Yen)
無担保ローン Unsecured Loans
有担保ローン Home Equity Loans
事業者ローン Small Business Loans
割賦売掛金 Installment Receivable
信用保証売掛金 Guarantee Receivable
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99/3
00/3
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
合計 Total	837,981	1,001,080	1,821,875	2,002,499	2,210,889
営業貸付金 Loans Outstanding	837,981	1,001,080	1,407,636	1,635,954	1,833,702
無担保ローン Unsecured Loans	690,704	809,361	1,167,837	1,332,218	1,442,980
有担保ローン Home Equity Loans	137,755	181,428	227,600	278,893	325,436
事業者ローン Small Business Loans	9,522	10,289	12,198	24,843	65,284
割賦売掛金 Installment Receivable	—	—	229,460	226,402	248,442
信用保証売掛金 Guarantee Receivable	—	—	184,778	140,142	128,744

口座数
Number of Customer Accounts



(件/Number)
無担保ローン Unsecured Loans
有担保ローン Home Equity Loans
事業者ローン Small Business Loans
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99/3
00/3
01/3
02/3

件/Number

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
合計 Total	1,822,261	1,975,068	3,043,022	3,336,340	3,521,857
無担保ローン Unsecured Loans	1,776,319	1,917,016	2,971,826	3,241,575	3,389,159
有担保ローン Home Equity Loans	38,877	49,968	61,025	75,175	87,459
事業者ローン Small Business Loans	7,065	8,084	10,171	19,590	45,239

注：99/3月期及び00/3月期はアイフル単体でのデータとなっております。Note: The data for the fiscal year to March 1999 and March 2000 is non-consolidated.

貸倒償却額・貸倒償却率
Bad Debt Write-offs


■ 貸倒償却額
Bad Debt Write-offs
— 貸倒償却率(%)
Ratio of Bad Debt Write-offs
(百万円/Millions of Yen)
(%)
120,000
100,000
80,000
60,000
40,000
20,000
0
6.00
5.00
4.00
3.00
2.00
1.00
0.00
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
貸倒償却額 Bad Debt Write-offs	26,496	30,970	41,982	80,707	114,485
貸倒償却率 (%) Ratio of Bad Debt Write-offs (%)	3.16	3.09	3.48	4.03	5.18

貸倒引当金
Allowance for Bad Debts


■ 貸倒引当金
Allowance for Bad Debt
(百万円/Millions of Yen)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
貸倒引当金 Allowance for Bad Debts	48,009	56,720	98,395	109,338	132,130

不良債権の状況
Non Performing Loans (NPL)


■ 破綻先債権
Claims in Bankruptcy
■ 延滞債権
Loans in Arrears
■ 3か月以上延滞債権
Loans in Arrears
Longer than 3 Months
■ 貸出条件緩和債権
Loans with Adjusted Terms
(百万円/Millions of Yen)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3	2003/3
合計 Total	57,667	79,913	94,854	120,398
破綻先債権 Claims in Bankruptcy	16,299	13,071	16,457	20,830
延滞債権 Loans in Arrears	15,797	25,644	28,722	39,896
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	5,250	7,196	11,945	16,502
貸出条件緩和債権 Loans with Adjusted Terms	20,320	34,002	37,729	43,168

金融庁「4分類」
破綻先債権：
未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金。
延滞債権：
その他の未収利息不計上の、5か月以上11か月未満延滞債権（回収専門の管理センターが管理）。ただし、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く。
3か月以上延滞債権：
営業店債権の内、3か月以上5か月未満の延滞債権（未収利息計上）。
貸出条件緩和債権：
上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に有利となる取り決めを行った貸付金。

NPL (Defined by FSA)
Claims in Bankruptcy:
Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest.
Loans in Arrears:
NPL's exclusive of accrued interest. That are past due for over 5 months or more and held by collection department. This category excludes loans on which interest is being waived in support of business restructuring.
Loans in Arrears Longer than 3 months:
NPL's past due for 3 months or more that do not fall into the above two categories.
Loans with adjusted terms:
NPL's, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

資金調達データ(連結) *Funding (Consolidated)*

注:99/3月期及び00/3月期はアイフル単体でのデータとなっております。Note: The data for the fiscal year to March 1999 and March 2000 is non-consolidated.

営業債権ベース　Managed Asset Basis

長期・短期別調達金額
Short- and Long-term Borrowings



■ 短期調達
Short-term Borrowings
■ 長期調達
Long-term Borrowings
(百万円/Millions of Yen)
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
短期調達 Short-term Borrowings	58,900	28,700	47,323	52,491	68,865
短期借入金 Short-term Loan Payable	28,900	13,700	32,323	37,491	55,365
コマーシャルペーパー Commercial Paper (CP)	30,000	15,000	15,000	15,000	13,500
長期調達 Long-term Borrowings	704,274	863,468	1,464,941	1,536,780	1,693,494
長期借入金 Long-term Loan Payable	623,774	693,968	779,441	785,656	887,734
社債 Straight Bond (SB)	80,500	169,500	377,500	422,500	452,000
その他 Other	—	—	308,000	328,624	353,759

形態別調達金額
Amount of Borrowings by Type of Lender



■ 間接調達
Indirect Funding
■ 直接調達
Direct Funding
(百万円/Millions of Yen)
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
合計 Total	763,174	892,168	1,512,265	1,589,272	1,762,359
間接調達 Indirect Funding	652,674	707,668	811,765	823,148	943,100
直接調達 Direct Funding	110,500	184,500	700,500	766,124	819,259
コマーシャルペーパー Commercial Paper (CP)	30,000	15,000	15,000	15,000	13,500
社債 Straight Bond (SB)	80,500	169,500	377,500	422,500	452,000
その他 Other	—	—	308,000	328,624	353,759
間接調達比率 (%) Indirect Funding Ratio (%)	85.5	79.3	53.7	51.8	53.5
直接調達比率 (%) Direct Funding Ratio (%)	14.5	20.7	46.3	48.2	46.5

平均調達金利
Average Rate of Borrowings



— 期中平均調達金利
Average Rate of Borrowings
— 間接調達
Indirect Funding
— 直接調達
Direct Funding
— 長期プライムレート<参考>
Long-term Prime Rate
<Reference>
(%)
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
期中平均調達金利 Average Rate of Borrowings	3.03	2.79	2.75	2.04	1.78
間接調達 Indirect Funding	3.21	2.90	2.62	2.52	1.97
直接調達 Direct Funding	2.02	2.34	2.91	1.54	1.57
長期プライムレート<参考> Long-term Prime Rate <Reference>	2.60	2.20	1.90	2.30	1.50

店舗数
Number of Branches


アイフル Aiful
ライフ Life
ビジネクスト Businext
シティズ City's
ハッピークレジット Happy Credit
信和 Sinwa
山陽信販 Sanyo Shinpan
(店/Number)
2,500
2,000
1,500
1,000
500
0
99/3
00/3
01/3
02/3
03/3

店/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	1,009	1,311	1,758	1,903	1,963
アイフル Aiful	1,009	1,311	1,529	1,592	1,580
ライフ Life	—	—	116	196	233
ビジネクスト Businext	—	—	—	2	3
シティズ City's	—	—	—	—	37
ハッピークレジット Happy Credit	—	—	56	58	57
信和 Sinwa	—	—	35	35	35
山陽信販 Sanyo Shinpan	—	—	22	20	18

ATM・CD台数
Number of ATMs and Tie-up CDs


自社ATM ATMs
提携CD Tie-up CDs
(台/Number)
150,000
120,000
90,000
60,000
30,000
0
99/3
00/3
01/3
02/3
03/3

台/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	14,118	16,631	79,043	93,306	124,084
自社ATM ATMs	1,132	1,437	1,995	2,076	2,037
アイフル Aiful	1,132	1,437	1,646	1,688	1,676
ライフ Life	—	—	224	274	249
ビジネクスト Businext	—	—	—	0	0
シティズ City's	—	—	—	—	0
ハッピークレジット Happy Credit	—	—	74	61	59
信和 Sinwa	—	—	32	34	34
山陽信販 Sanyo Shinpan	—	—	19	19	19
提携CD Tie-up CDs	12,986	15,194	77,048	91,230	122,047

社員数
Number of Employees


アイフル Aiful
ライフ Life
ビジネクスト Businext
シティズ City's
ハッピークレジット Happy Credit
信和 Sinwa
山陽信販 Sanyo Shinpan
アストライ AsTry
マルトー Marutoh
(人/Number)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
99/3
00/3
01/3
02/3
03/3

人/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	3,141	3,263	5,750	5,810	6,123
アイフル Aiful	3,141	3,263	3,477	3,576	3,502
ライフ Life	—	—	1,910	1,887	1,803
ビジネクスト Businext	—	—	31	47	47
シティズ City's	—	—	—	—	461
ハッピークレジット Happy Credit	—	—	179	156	168
信和 Sinwa	—	—	74	62	70
山陽信販 Sanyo Shinpan	—	—	79	75	64
アストライ AsTry	—	—	—	5	5
マルトー Marutoh	—	—	—	2	3

貸借対照表 *Balance Sheets*

百万円/Millions of Yen

資産の部	Assets	Fiscal Year to: 2001/3	2002/3	2003/3
流動資産	**Current Assets**	**1,677,069**	**1,871,399**	**2,097,467**
現金及び預金	Cash and Cash Equivalents	155,491	140,757	132,296
営業貸付金	Loans	1,261,041	1,482,796	1,670,781
割賦売掛金	Installment Receivables	109,779	120,756	147,857
信用保証割賦売掛金	Guarantee Receivables	184,778	140,142	128,744
その他営業債権	Other Operating Receivables	—	16,113	12,738
有価証券	Marketable Securities	—	268	510
たな卸資産	Property and Stored Goods	3,035	1,214	723
繰延税金資産	Deferred Tax Assets	12,865	9,970	25,582
短期貸付金	Short-term Loans	436	7,183	30,183
その他	Other	32,202	44,312	61,487
貸倒引当金	Allowance for Bad Debts	-82,561	-92,117	-113,438
固定資産	**Fixed Assets**	**187,155**	**157,443**	**184,110**
有形固定資産	Tangible Fixed Assets	75,879	41,108	42,012
建物及び構築物	Buildings and Structures	23,749	19,630	17,449
機械装置及び車両	Machinery and Vehicles	96	49	38
器具備品	Equipment and Fixtures	5,965	6,255	6,626
貸与資産	Rental Assets	87	9	2
土地	Land	45,955	15,162	14,801
建設仮勘定	Construction in Progress	25	—	3,093
無形固定資産	Intangible Fixed Assets	44,836	32,259	39,243
ソフトウェア	Software	7,178	7,429	16,346
電話加入権	Telephone Rights	774	777	811
連結調整勘定	Consolidation Adjustment Account	36,834	23,239	22,046
その他	Other	48	813	39
投資その他の資産	Investment and Other Fixed Assets	66,440	84,075	102,854
投資有価証券	Investment in Securities	8,641	9,056	11,285
破産更生債権等	Claims in Bankruptcy	11,858	14,267	17,363
長期貸付金	Long-term Loans	12,348	12,987	20,395
敷金及び保証金	Lease Deposits and Guarantees	10,944	10,898	10,850
繰延税金資産	Deferred Tax Assets	9,119	21,264	16,591
繰延ヘッジ損失	Loss on Deferred Hedge	20,090	22,930	33,674
その他	Other	9,269	9,890	11,384
貸倒引当金	Allowance for Bad Debts	-15,833	-17,220	-18,691
繰延資産	**Deferred Assets**	**1,311**	**790**	**535**
社債発行費	Bond Issuing Expenses	1,311	790	535
資産合計	**Total Assets**	**1,865,537**	**2,029,633**	**2,282,113**

百万円/Millions of Yen

負債の部	Liabilities Fiscal Year to:	2001/3	2002/3	2003/3
流動負債	**Current Liabilities**	**689,259**	**729,114**	**804,845**
支払手形及び買掛金	Notes & Account Payable-trade	26,420	24,056	22,932
信用保証買掛金	Guarantees Payable	184,778	140,142	128,744
短期借入金	Short-term Loans Debt	32,323	37,491	55,365
一年以内償還予定社債	Current Portion of Bonds	36,000	71,000	74,500
一年以内返済予定長期借入金	Current Portion of Long-term Debt	315,200	375,271	416,152
コマーシャルペーパー	Commercial Paper	15,000	15,000	13,500
未払法人税等	Income Taxes Payable	25,861	16,891	37,627
賞与引当金	Accrued Bonuses	3,738	3,990	3,759
割賦繰延利益	Gains on Deferred Installments	5,281	8,878	11,089
その他	Other	44,656	36,390	41,174
固定負債	**Long-term Liabilities**	**868,578**	**875,665**	**987,247**
社債	Bonds	341,500	351,500	377,500
長期借入金	Long-term Debts	499,241	494,009	567,950
退職給付引当金	Allowance for Retirement Benefits for Employees	6,189	5,958	7,636
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	954	1,067	1,150
金利スワップ	Interest Swaps	20,090	22,304	32,119
その他	Other	602	824	890
負債合計	**Total Liabilities**	**1,557,838**	**1,604,779**	**1,792,092**
少数株主持分	Minority Interests			
少数株主持分	**Minority Interests**	**1,149**	**3,510**	**4,028**
資本の部	Shareholders' Equity			
資本金	**Common Stock**	**39,788**	**83,317**	**—**
資本準備金	**Additional Paid-in Capital**	**50,527**	**94,047**	**—**
連結剰余金	**Consolidated Retained Earnings**	**215,978**	**246,239**	**—**
その他有価証券評価差額金	**Differences in Valuation of Other Marketable Securities**	**255**	**-215**	**—**
自己株式	**Treasury Stock**	**-0**	**-2,045**	**—**
資本金	**Common Stock**	**—**	**—**	**83,317**
資本剰余金	**Capital Surplus**	**—**	**—**	**104,125**
利益剰余金	**Earned Surplus**	**—**	**—**	**300,924**
その他有価証券評価差額金	**Differences in Valuation of Other Marketable Securities**	**—**	**—**	**-323**
自己株式	**Treasury Stock**	**—**	**—**	**-2,052**
資本合計	**Total Shareholders' Equity**	**306,549**	**421,343**	**485,991**
負債、少数株主持分及び資本合計	**Total Liabilities, Minority Interests and Shareholders' Equity**	**1,865,537**	**2,029,633**	**2,282,113**

損益計算書 Statements of Income

百万円/Millions of Yen

	Fiscal Year to:	2001/3	2002/3	2003/3
営業収益	**Operating Revenue**	**280,656**	**397,162**	**449,458**
営業貸付金利息	Interest on Loans to Customers	272,236	359,318	406,483
無担保ローン	Unsecured Loans	234,374	311,910	348,887
有担保ローン	Home Equity Loans	34,974	43,150	47,650
事業者ローン	Small Business Loans	2,888	4,257	9,945
総合あっせん収益	Credit Card Revenue	—	6,742	7,877
個品あっせん収益	Per-item Credit Revenue	—	10,353	15,178
信用保証収益	Guarantee Revenue	—	4,076	4,132
その他の金融収益	Other Financial Revenue	341	525	321
その他の営業収益	Other Operating Revenue	8,078	16,146	15,463
不動産売上高	Sales of Property	40	2,823	306
サービス事業売上高	Revenue from Service Business	1,303	1,246	935
償却債権回収額	Bad Debts Write-off Recovery	3,509	5,715	6,431
その他	Other	3,225	6,360	7,790
営業費用	**Operating Expenses**	**176,323**	**285,832**	**333,462**
金融費用	Financial Expenses	28,934	34,615	38,479
借入金利息	Interest Expenses	20,908	21,987	25,126
社債利息	Interest on Bond	5,949	9,704	9,985
その他	Other	2,075	2,923	3,367
売上原価	Cost of Sales	435	3,025	562
不動産売上原価	Cost of Sales of Property	56	2,677	296
サービス事業売上原価	Cost of Sales of Service Business	378	348	266
その他の営業費用	Other Operating Expenses	146,953	248,191	294,420
貸倒関連費用	Credit Cost	51,707	89,945	134,125
貸倒損失	Write-offs	3,837	7,925	20,963
貸倒引当金繰入額	Allowance for Bad Debts	47,869	82,020	113,162
広告宣伝費	Advertising Expenses	17,652	26,845	21,747
人件費	Salaries	27,426	45,019	48,092
役員報酬	Directors' Salaries and Remuneration	395	595	584
従業員給与賞与等	Employees' Salaries	20,011	34,519	38,801
その他	Other	7,019	9,905	8,706
連結調整勘定償却	Consolidation Adjustment Account Write-off	435	3,178	2,638
その他	Other	49,731	83,201	87,815
営業利益	**Operating Income**	**104,333**	**111,329**	**115,995**
営業外収益	Non-operating Income	1,061	1,333	1,303
貸付金利息	Interest on Loans	106	24	52
受取配当金	Dividends Received	90	31	99
保険配当金	Insurance Dividends Received	474	530	325
その他	Other	390	746	825
営業外費用	Non-operating Expenses	1,862	7,595	5,501
貸倒引当金繰入額	Transfer to Allowance for Bad Debt	1,064	2,371	4,387
新株発行費	New Share Issuing Expenses	—	4,234	—
社債発行費償却	Amortization of Bond Issuing Expenses	187	72	—
その他	Other	610	916	1,114
経常利益	**Ordinary Income**	**103,533**	**105,067**	**111,797**
特別利益	Extraordinary Income	77	1,729	444
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	76	210	38
その他	Other	1	1,518	406
特別損失	Extraordinary Losses	11,036	44,948	4,788
固定資産評価損	Loss on Valuation of Fixed Assets	—	31,240	540
固定資産売却損	Loss on Sale of Fixed Assets	1,555	121	374
販売用不動産評価損過年度相当額	Loss on Valuation of Real Estate for Sale	—	2,147	—
投資有価証券評価損	Loss on Valuation of Investment Securities	1,531	706	858
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	998	351	4
貸倒損失	Loan Losses	5,500	118	—
退職給付会計変更時差異	Differences of Change in Retirement Benefit Accounting	1,024	—	—
契約解除清算金	Loss on Dissolution of Contracts	—	—	1,238
連結調整勘定償却	Consolidation Adjustment Account Write-off	—	9,130	1,048
その他	Other	426	1,131	724
税金等調整前当期純利益	**Income before Income Taxes**	**92,573**	**61,848**	**107,453**
法人税・住民税及び事業税	Corporate, Local and Enterprise Taxes	46,204	36,292	57,555
法人税等調整額	Adjustment on Corporate Tax, etc	-1,832	-8,907	-10,129
少数株主利益（損失）	Loss of Minority Shareholders	-50	-601	116
当期純利益	**Net Income**	**48,252**	**35,063**	**59,910**

連結キャッシュフロー計算書 *Consolidated Statements of Cash Flows*

百万円/Millions of Yen

	Fiscal Year to:	2001/3	2002/3	2003/3
Ⅰ. 営業活動によるキャッシュフロー	**Cash Flow from Operating Activities**	**-97,559**	**-183,755**	**-90,062**
税金等調整前当期純利益	Net Income Before Taxes	92,573	61,848	107,453
減価償却費	Depreciation and Amortization	4,281	6,958	6,676
連結調整勘定償却額	Write-down of Consolidated Adjustment Account	435	12,309	3,686
投資有価証券評価損	Loss on Valuation of Investment Securities	1,531	706	858
たな卸資産の評価損	Loss on Valuation of Inventories	—	2,195	—
貸倒引当金の増加額	Increase in Allowance for Bad Debts	6,462	10,639	20,908
賞与引当金の増減額	Increase (Decrease) in Accrued Bonuses	355	251	-260
退職給付引当金の増減額	Increase (Decrease) in Allowance for Retirement Benefits for Employees	2,031	-231	1,545
役員退職慰労金引当金の増加額	Increase in Allowance for Retirement Benefits for Directors	38	113	82
営業外受取利息及び受取配当金	Non-Operating Interest on Loans and Cash Dividends	-196	-56	-152
新株発行費	New Shares Issuing Expense	—	4,234	—
社債発行費償却	Amortization of Bond Issuing Expenses	938	975	829
固定資産売却損	Loss on Sale of Fixed Assets	1,554	121	374
固定資産除却損	Loss on Disposal of Fixed Assets	381	900	409
固定資産評価損	Loss on Valuation of Fixed Assets	—	31,240	540
敷金・保証金精算益	Increase on Liquidation of Lease Deposits and Guarantees	—	-1,057	-135
役員賞与の支払額	Bonuses paid to Directors	-99	-87	-103
営業貸付金の増加額	Increase in Loans to Customers	-166,813	-221,754	-160,195
割賦売掛金の増加額	Increase in Installment Receivables	—	-34,113	-27,101
その他営業債権減少額	Gain (Loss) on Other Trade Receivables	—	7,024	3,374
破産更生債権等の増加額	Increase in Claims in Bankruptcy	4,166	-2,408	-1,015
たな卸資産の減少額	Decrease in Stored Goods	-296	2,155	491
前払費用の増減額	Increase (Decrease) in Prepaid Expenses	433	528	-116
長期前払費用の増加額	Decrease in Long-term Prepaid Expenses	-529	-1,614	-3,147
その他流動資産の増加額	Increase in Other Current Assets	-3,537	-12,828	-14,359
その他流動負債の増減額	Increase (Decrease) in Other Current Liabilities	4,701	-7,022	5,008
その他	Other	-162	427	957
小計	Subtotal	-51,748	-138,542	-53,389
営業外利息及び配当金の受取額	Non-Operating Interest on Loans and cash Dividends	196	56	152
法人税等の支払額	Payments for Corporate and Other Taxes	-46,008	-45,268	-36,826
Ⅱ. 投資活動によるキャッシュフロー	**Cash Flow from Investing Activities**	**-69,477**	**-11,205**	**-57,172**
定期預金の預入による支出	Disbursement for Investments in Term Deposits	-685	-5,484	-474
定期預金の払出による収入	Revenue from Payments of Term Deposits	925	6,010	1,621
有価証券の売却による収入	Funds Provided by Sales of Investment Securities	—	—	303
信託受益権の増減額	Increase (Decrease) in Beneficial Interest in Trusts	1,999	-0	-1,744
新規連結子会社の取得による支出	Funds Used for Purchase of New Subsidiaries	—	—	-7,556
営業譲受に伴う営業貸付金の取得による支出	Disbursement for Purchase of Loans Accompanying the Transfer of Business from Acquired Companies	-22,094	—	—
営業譲受に伴うその他の資産の取得による支出	Payments for Acquisition of Other Assets by Business Transfer	-508	—	—
有形固定資産の取得による支出	Funds used for Purchase of Tangible Fixed Assets	-5,380	-3,516	-5,501
有形固定資産の売却による収入	Gain on Sale of Tangible Fixed Assets	240	199	596
無形固定資産の取得による支出	Funds used for Purchase of Intangible Fixed Assets	-487	-4,757	-11,819
無形固定資産の売却による収入	Gain on Sale of Intangible Fixed Aseets	—	2	—
投資有価証券の取得による支出	Funds used for Purchase of Investment Securities	-19	-3,665	-3,459
投資有価証券の売却による収入	Funds provided by Sales of Investment Securities	10	1,526	1,345
子会社株式の売却による収入	Funds provided by Sales of Subsidiaries' Stock	—	4,199	—
連結の範囲の変更を伴う子会社株式の取得による支出	Payments for Acquisition of Subsidiaries' Stock in Change of Consolidation	-48,416	—	—
株式交換による子会社株式取得に伴う支出	Payments for Acquisition of Subsidiaries' by Exchange of Stocks	-130	—	—
出資による支出	Funds used for Acquisition of paid-in Capital	-250	-250	—
出資金の払戻による収入	Funds provided by Sale of paid-in Capital	171	68	336
短期貸付金の増加額	Gain on Short-term Loans Receivables	—	—	-22,999
長期貸付金の貸付による支出	Funds used in Collections of Long-term Loans Receivables	—	-295	-8,140
長期貸付金の回収による収入	Gain on Collection of Long-term Loans Receivables	5,495	265	173
投資その他の資産の取得による支出	Funds used for Purchases of Investments and Other Assets	-304	-256	-400
投資その他の資産の売却等による収入	Funds provided from Sales of Investments and Other Assets	531	638	505
その他	Others	-574	-5,887	40
Ⅲ. 財務活動によるキャッシュフロー	**Cash Flow from Financing Activities**	**238,072**	**180,511**	**131,652**
短期借入による収入	Increase in Short-term Debt	97,422	196,725	420,365
短期借入金の返済による支出	Repayment of Short-term Debt	-172,069	-191,557	-413,452
コマーシャルペーパーの減少	Decrease in Commercial Paper	—	—	-1,500
長期借入による収入	Increase in Long-term Debt	405,417	444,945	553,965
長期借入金の返済による支出	Repayment of Long-term Debt	-296,755	-390,105	-451,921
社債発行による収入	Cash from Issue of Bonds	236,270	80,546	99,925
社債償還による支出	Payments for Redemption of Bonds	-30,000	-36,000	-71,000
株式の発行による収入	Cash on Issue of Stock	—	82,813	—
自己株式の増加	Increase in Treasury Stock	0	-2,045	-6
少数株主からの払込みによる収入	Gain on Payments from Minority Shareholders of Subsidiaries/Affiliates	1,200	70	400
配当金の支払額	Cash Dividends Paid	-3,413	-4,880	-5,123
Ⅳ. 現金及び現金同等物に係る換算差額	**Effect of Exchange Rate Changes on Cash and Cash Equivalents**	**—**	**15**	**35**
Ⅴ. 現金及び現金同等物の増加額(-は減少額)	**Increase (Decrease) in Cash and Cash Equivalents**	**71,035**	**-14,433**	**-15,547**
Ⅵ. 現金及び現金同等物期首残高	**Balance of Cash and Cash Equivalents at the Beginning of Period**	**81,019**	**153,435**	**139,126**
Ⅶ. 新規連結に伴う現金及び現金同等物の増加額	**Increase in Cash and Cash Equivalents from New Consolidations**	**1,380**	**124**	**8,064**
Ⅷ. 現金及び現金同等物期末残高	**Balance of Cash and Cash Equivalents at the End of Period**	**153,435**	**139,126**	**131,643**

営業収益・営業費用
Operating Revenue and Expenses

■ 営業収益 Operating Revenue
■ 営業費用 Operating Expenses


(百万円/Millions of Yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
営業収益 Operating Revenue	204,957	238,532	270,827	307,272	324,671
増減率 (%) YOY (%)	14.2	16.4	13.5	13.5	5.7
営業費用 Operating Expenses	133,059	151,095	167,507	196,830	217,727
増減率 (%) YOY (%)	9.6	13.6	10.9	17.5	10.6

営業利益
Operating Income

■ 営業利益 Operating Income


(百万円/Millions of Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
営業利益 Operating Income	71,897	87,437	103,319	110,442	106,944
増減率 (%) YOY (%)	24.1	21.6	18.2	6.9	-3.2

経常利益
Ordinary Income

■ 経常利益 Ordinary Income


(百万円/Millions of Yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
経常利益 Ordinary Income	68,843	85,009	103,372	107,515	107,100
増減率 (%) YOY (%)	23.2	23.5	21.6	4.0	-0.4

当期純利益
Net Income

■ 当期純利益 Net Income


(百万円/Millions of Yen)
60,000
50,000
40,000
300,00
20,000
10,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
当期純利益 Net Income	28,448	44,104	48,512	38,349	55,317
増減率 (%) YOY (%)	13.8	55.0	10.0	-20.9	44.2

総資産・株主資本
Total Assets and Shareholders' Equity

■ 総資産
Total Assets
■ 株主資本
Shareholders' Equity
― 株主資本比率(%)
Shareholders' Equity Ratio



(百万円/Millions of Yen)
(%)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
25.0
20.0
15.0
10.0
5.0
0.0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
総資産 Total Assets	996,523	1,182,468	1,586,409	1,740,868	1,906,211
株主資本 Shareholders' Equity	203,748	252,902	302,601	420,493	470,834
株主資本比率 (%) Shareholders' Equity Ratio (%)	20.4	21.4	19.1	24.2	24.7

ROE・ROA
ROE and ROA

― 株主資本当期純利益率
ROE
― 総資本当期純利益率
ROA



(%)
(%)
25.0
20.0
15.0
10.0
5.0
0.0
5.0
4.0
3.0
2.0
1.0
0.0
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
株主資本当期純利益率 ROE	16.3	19.3	17.5	10.6	12.4
総資本当期純利益率 ROA	3.0	4.0	3.5	2.3	3.0

EPS・BPS
EPS and BPS

― 1株当たり当期純利益
EPS
― 1株当たり株主資本
BPS



(円/¥)
(円/¥)
1,000
800
600
400
200
0
5,000
4,000
3,000
2,000
1,000
0
99/3
00/3
01/3
02/3
03/3

円/¥

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
1株当たり当期純利益 EPS	610.63	786.13	572.38	426.54	588.63
1株当たり株主資本 BPS	4,358.03	4,507.83	3,565.21	4,513.89	4,983.00
期中平均発行済株式数 (千株) Average Number of Shares Outstanding for the Fiscal Year (Thousands of Shares)	46,588	56,103	84,755	89,908	93,810
期末発行済株式数 (千株) Number of Shares Outstanding at the Fiscal Year-end (Thousands of Shares)	46,752	56,103	84,876	93,376	94,690
配当性向 (%) Dividend Payout Ratio (%)	9.9	7.6	8.7	12.2	10.2
1株当たり配当金 Annual Dividend per Share	60	60	50	50	60

注1： 株主資本当期純利益率＝当期純利益÷株主資本（期中平均）
総資本当期純利益率＝当期純利益÷総資産（期中平均）
注2： 1株当たり当期純利益＝当期純利益÷期中平均発行済株式数
1株当たり株主資本＝株主資本（期末）÷期末発行済株式数
1997年 5月20日　株式分割（1→2.5）
1997年 7月30日　新株発行（3,700,000株）
1998年 4月16日　新株発行（4,000,000株）
1999年 5月20日　株式分割（1→1.2）
2000年 5月22日　株式分割（1→1.5）
2000年 6月 1日　株式交換（(株)信和の株式取得）(721,500株)
2001年 8月24日　新株発行（8,500,000株）
2002年10月 1日　株式交換（(株)シティグリーンの株式取得）(1,314,000株)

Note1: ROE = Net Income/Shareholders' Equity (average for the fiscal year)
ROA = Net Income/Total Assets (average for the fiscal year)
Note2: EPS = Net Income/Average Number of Shares Outstanding for the Fiscal Year
BPS = Shareholders' Equity (Year-end)/Number of Shares Outstanding at the Fiscal Year-end
May 20, 1997, stock spilt (2.5 for 1)
Jul 30, 1997, issuance of new shares (3,700,000 shares)
Apr 16, 1998, issuance of new shares (4,000,000 shares)
May 20, 1999, stock spilt (1.2 for 1)
May 22, 2000, stock spilt (1.5 for 1)
Jun 1, 2000, equity swap (acquisition of Sinwa Co., Ltd.) (721,500 shares)
Aug 24, 2001, issuance of new shares (8,500,000 shares)
Oct 1, 2002, equity swap (acquisition of City Green Co., Ltd.) (1,314,000 shares)

営業貸付金残高
Loans Outstanding



■ 無担保ローン Unsecured Loans
■ 有担保ローン Home Equity Loans
■ 事業者ローン Small Business Loans
(百万円/Millions of Yen)
1,500,000
1,200,000
900,000
600,000
300,000
0
99/3 00/3 01/3 02/3 03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	837,981	1,001,080	1,159,734	1,313,690	1,413,340
増減率 (%) YOY (%)	19.3	19.5	15.8	13.3	7.6
無担保ローン Unsecured Loans	690,704	809,361	921,891	1,019,292	1,068,151
有担保ローン Home Equity Loans	137,755	181,428	225,644	277,671	322,840
事業者ローン Small Business Loans	9,522	10,289	12,198	16,726	22,348

口座数
Number of Customer Accounts



■ 無担保ローン Unsecured Loans
■ 有担保ローン Home Equity Loans
■ 事業者ローン Small Business Loans
(口座/Number)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
99/3 00/3 01/3 02/3 03/3

口座/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	1,822,261	1,975,068	2,121,446	2,244,283	2,284,539
増減率 (%) YOY (%)	6.8	8.4	7.4	5.7	1.8
無担保ローン Unsecured Loans	1,776,319	1,917,016	2,050,299	2,155,235	2,180,114
有担保ローン Home Equity Loans	38,877	49,968	60,976	75,057	87,029
事業者ローン Small Business Loans	7,065	8,084	10,171	13,991	17,396

1口座当たり残高
Loans Outstanding per Account



— 無担保ローン Unsecured Loans
— 有担保ローン Home Equity Loans
— 事業者ローン Small Business Loans
(千円/Thousands of Yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
99/3 00/3 01/3 02/3 03/3

千円/Thousands of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
1口座当たり残高 Loans Outstanding per Account	459	506	546	585	618
無担保ローン Unsecured Loans	388	422	449	472	489
有担保ローン Home Equity Loans	3,543	3,630	3,700	3,699	3,709
事業者ローン Small Business Loans	1,347	1,272	1,199	1,195	1,284

新規獲得件数
Number of New Accounts



無担保ローン
Unsecured Loans
有担保ローン
Home Equity Loans
事業者ローン
Small Business Loans
(件/Number)
600,000
500,000
400,000
300,000
200,000
100,000
0
99/3
00/3
01/3
02/3
03/3

件/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
無担保ローン Unsecured Loans	406,567	425,142	453,437	462,436	405,275
有担保ローン Home Equity Loans	16,950	20,523	22,403	27,307	27,542
事業者ローン Small Business Loans	5,697	3,406	4,063	6,322	7,437

成約率
Acceptance Ratio



無担保ローン
Unsecured Loans
有担保ローン
Home Equity Loans
事業者ローン
Small Business Loans
(%)
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
無担保ローン Unsecured Loans	77.2	75.6	73.1	72.9	67.5
有担保ローン Home Equity Loans	66.1	67.4	69.2	72.7	73.2
事業者ローン Small Business Loans	35.4	21.7	30.2	40.1	45.7

実質平均利回り
Average Interest Rates for the Fiscal Year



無担保ローン
Unsecured Loans
有担保ローン
Home Equity Loans
事業者ローン
Small Business Loans
(%)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
実質平均利回り Average Interest Rates for the Fiscal Year	25.5	25.0	24.3	23.9	23.2
無担保ローン Unsecured Loans	27.0	26.6	26.0	25.7	25.2
有担保ローン Home Equity Loans	17.0	17.2	17.2	17.1	15.8
事業者ローン Small Business Loans	28.3	30.6	25.7	26.9	24.8

貸倒関連データ(アイフル) Bad Debt Data (Aiful)

貸倒償却額
Bad Debt Write-offs


■ 無担保ローン
Unsecured Loans
■ 有担保ローン
Home Equity Loans
■ 事業者ローン
Small Business Loans
(百万円/Millions of Yen)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	26,496	30,970	40,793	53,880	78,986
無担保ローン Unsecured Loans	25,786	29,380	37,944	49,517	71,968
有担保ローン Home Equity Loans	708	1,341	2,399	3,925	6,313
事業者ローン Small Business Loans	1	247	449	437	704

貸倒償却率
Ratio of Bad Debt Write-offs


— 貸倒償却率
Ratio of Bad Debt Write-offs
— 無担保ローン
Unsecured Loans
— 有担保ローン
Home Equity Loans
— 事業者ローン
Small Business Loans
(%)
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
貸倒償却率 Ratio of Bad Debt Write-offs	3.16	3.09	3.52	4.10	5.59
無担保ローン Unsecured Loans	3.73	3.63	4.12	4.86	6.74
有担保ローン Home Equity Loans	0.51	0.74	1.06	1.41	1.96
事業者ローン Small Business Loans	0.02	2.41	3.68	2.62	3.15

貸倒引当金
Allowance for Bad Debts


■ 無税引当金
Untaxable
■ 有税引当金
Taxable
(百万円/Millions of Yen)
100,000
80,000
60,000
40,000
20,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	48,009	56,720	60,943	75,909	88,827
無税引当金 Untaxable	35,803	41,615	46,232	59,478	68,227
有税引当金 Taxable	12,205	15,104	14,710	16,431	20,599
流動資産 Current Assets	29,061	37,625	45,115	58,689	70,479
固定資産 Fixed Assets	18,948	19,094	15,828	17,220	18,348

解約未収率
Ratio of Defaulted Loan (1M+NPL)


■ 条件緩和債権
Rescheduled Loan
■ その他解約債権
Other
(%)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
解約未収率 Ratio of Defaulted Loan (1M+NPL)	3.81	4.12	4.32	4.96	5.44
条件緩和債権 Rescheduled Loan	2.44	2.53	2.61	2.90	3.03
その他解約債権 Other	1.37	1.59	1.71	2.05	2.41

※解約未収率＝1ヶ月超延滞債権残高/営業店残高
Ratio of Defaulted Loan (1M+NPL) = Defaulted Loan (1M+NPL)/Branch Balance

不良債権の状況
Non Performing Loans (NPL)


■ 破綻先債権 Claims in Bankruptcy
■ 延滞債権 Loans in Arrears
■ 3か月以上延滞債権 Loans in Arrears Longer than 3 Months
□ 貸出条件緩和債権 Loans with Adjusted Terms
(百万円/Millions of Yen)
100,000
80,000
60,000
40,000
20,000
0
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3	2003/3
合計 Total	57,667	63,883	78,027	95,908
破綻先債権 Claims in Bankruptcy	16,299	13,058	16,456	20,339
延滞債権 Loans in Arrears	15,797	20,136	23,333	31,834
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	5,250	6,874	8,931	11,217
貸出条件緩和債権 Loans with Adjusted Terms	20,320	23,814	29,305	32,517

不良債権の状況(無担保)
Non Performing Loans (NPL) (Unsecured Loans)


■ 破綻先債権 Claims in Bankruptcy
■ 延滞債権 Loans in Arrears
■ 3か月以上延滞債権 Loans in Arrears Longer than 3 Months
□ 貸出条件緩和債権 Loans with Adjusted Terms
(百万円/Millions of Yen)
60,000
50,000
40,000
30,000
20,000
10,000
0
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2000/3	2001/3	2002/3	2003/3
合計 Total	32,600	38,287	47,499	58,223
破綻先債権 Claims in Bankruptcy	—	—	1,410	2,850
延滞債権 Loans in Arrears	8,297	9,305	10,240	14,882
3か月以上延滞債権 Loans in Arrears Longer than 3 Months	4,013	5,205	6,561	8,031
貸出条件緩和債権 Loans with Adjusted Terms	20,290	23,777	29,287	32,458

債権管理フローチャート
Management Procedure of Delinquent Loans

延滞日数 Days in Arrears	0	1～32	33～89	90～152	153～334	335～ 破産 Over 335 or Bankruptcy
当社カテゴリー AIFUL Categories	正常債権 Ordinary Loan	管理債権 Overdue Loan	解約債権 Defaulted Loan		移管債権 Transferred Loan	償却債権 Write-off
所管 Jurisdiction	店舗 Branch				管理センター Management Center	
金融庁の4分類 FSAs four Categories of Non-Performing Loans	正常債権 Ordinary Loan			3か月以上延滞債権 Loans in Arrears Longer than 3 Months 貸出条件緩和債権 Loans with Adjusted Terms	延滞債権 Loans in Arrears	破綻先債権 Claims in Bankruptcy
P/L上の扱い Treatment on P/L	未収収益計上 Recorded as Accrued Revenue				未収収益不計上 Not Recorded as Accrued Revenue	
B/S上の扱い Treatment on B/S	残高計上 Balance Recorded					残高不計上 Balance not Recorded

償却基準
Write-off Standard

種別 Category	償却時期（前回入金から） Write-off Timing (from Receipt of Last Installment)
破産 Bankruptcy	即時（移管、決算期末に償却） Immediate (Transfer, Write-off at Fiscal Year End)
不明・死亡 Unknown	6か月（移管時に不明の場合） 6 Months (when Transfer Time is Unknown)
不履行等 Default, Other	12か月 12 Months

無担保ローン償却要因
Breakdown of Write-offs (Accounts) by Reason (Unsecured Loans)

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
破産 Bankruptcy	41.9	40.8	40.5	48.0	50.6
不明・死亡 Unknown	35.2	37.6	33.7	30.6	29.5
不履行等 Default, Other	22.9	21.6	25.8	21.3	19.9

長期・短期別調達金額
Short- and Long-term Borrowings


(百万円/Millions of Yen)
■ 短期調達 Short-term Borrowings
■ 長期調達 Long-term Borrowings
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
短期調達 Short-term Borrowings	58,900	28,700	32,500	29,000	27,000
短期借入金 Short-term Loan Payable	28,900	13,700	17,500	14,000	14,000
コマーシャルペーパー Commercial Paper (CP)	30,000	15,000	15,000	15,000	13,000
長期調達 Long-term Borrowings	704,274	863,468	1,186,674	1,233,979	1,318,325
長期借入金 Long-term Loan Payable	623,774	693,968	774,173	727,854	769,956
社債 Straight Bond (SB)	80,500	169,500	377,500	422,500	452,000
その他 Other	—	—	35,000	83,624	96,368

形態別調達金額
Amount of Borrowings by Type of Lender


(百万円/Millions of Yen)
■ 間接調達 Indirect Funding
■ 直接調達 Direct Funding
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
99/3
00/3
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	763,174	892,168	1,219,174	1,262,979	1,345,325
間接調達 Indirect Funding	652,674	707,668	791,674	741,855	783,957
直接調達 Direct Funding	110,500	184,500	427,500	521,124	561,368
コマーシャルペーパー Commercial Paper (CP)	30,000	15,000	15,000	15,000	13,000
社債 Straight Bond (SB)	80,500	169,500	377,500	422,500	452,000
その他 Other	—	—	35,000	83,624	96,368
間接調達比率 (%) Indirect Funding Ratio (%)	85.5	79.3	64.9	58.7	58.3
直接調達比率 (%) Direct Funding Ratio (%)	14.5	20.7	35.1	41.3	41.7

平均調達金利
Average Rate of Borrowings


(%)
一 期中平均調達金利 Average Rate of Borrowings
一 間接調達 Indirect Funding
一 直接調達 Direct Funding
一 長期プライムレート<参考> Long-term Prime Rate <Raference>
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
99/3
00/3
01/3
02/3
03/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
期中平均調達金利 Average Rate of Borrowings	3.03	2.79	2.45	2.30	1.98
間接調達 Indirect Funding	3.21	2.90	2.62	2.53	1.99
直接調達 Direct Funding	2.02	2.34	2.14	1.96	1.97
長期プライムレート<参考> Long-term Prime Rate <Reference>	2.60	2.20	1.90	2.30	1.50
固定金利借入比率 Ratio of Fixed Rate Borrowings to Total Borrowings	42.3	49.7	49.7	50.6	55.6
実質固定金利借入比率 Ratio of Borrowings at Fixed Ratio	68.5	71.8	65.8	65.4	84.2

注： 実質固定金利借入比率＝（固定＋キャップ＋スワップ）÷借入金
CP・社債を含む

Note: Ratio of Borrowings at Fixed Ratio = (Fixed + Cap + Swap) / Borrowings
Including CP and SB

店舗数
Number of Branches

■ 有人店 Staffed Branches
■ 無人店 Unstaffed Branches
■ 有担保専門店 Dedicated Branches for Secured Loans
▨ その他 Other


(店/Number)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
99/3
00/3
01/3
02/3
03/3

店/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	1,009	1,311	1,529	1,592	1,580
有人店 Staffed Branches	540	534	536	536	534
無人店 Unstaffed Branches	465	773	987	1,050	1,040
有担保専門店(ハートプラザ店) Dedicated Branches for Secured Loans (Heart Plaza)	4	4	4	4	4
その他※ Other	0	0	2	2	2
自動契約受付機台数(台) Number of Ojidosan Unmanned Loan Contracting Machines	1,002	1,305	1,522	1,585	1,573

※個品割賦・eきゃっシング店舗
Branches for per-item shopping loans and web-cashing

ATM・CD台数
Number of ATMs and Tie-up CDs

■ 自社ATM ATMs
■ 提携CD Tie-up CDs


(台/Number)
60,000
50,000
40,000
30,000
20,000
10,000
0
99/3
00/3
01/3
02/3
03/3

台/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	14,118	16,631	22,021	35,904	50,359
自社ATM ATMs	1,132	1,437	1,646	1,688	1,676
提携CD Tie-up CDs	12,986	15,194	20,375	34,216	48,683

エリア別店舗数
Number of Branches by Area

■ 北海道 Hokkaido
■ 東北 Tohoku
■ 関東・甲信越 Kanto, Koshin-Etsu
▨ 東海・北陸 Tokai, Hokuriku
□ 近畿 Kinki
■ 中国・四国 Chugoku, Shikoku
▨ 九州・沖縄 Kyushu, Okinawa


(店/Number)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
99/3
00/3
01/3
02/3
03/3

店/Number

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
合計 Total	1,009	1,311	1,529	1,592	1,580
北海道 Hokkaido	51	59	62	62	62
東北 Tohoku	92	113	121	122	123
関東・甲信越 Kanto, Koshin-Etsu	327	454	574	603	601
東海・北陸 Tokai, Hokuriku	141	179	214	224	220
近畿 Kinki	169	220	240	241	237
中国・四国 Chugoku, Shikoku	101	127	140	155	153
九州・沖縄 Kyushu, Okinawa	128	159	178	185	184

無担保ローン顧客属性(アイフル) *Customer Attributes for Unsecured Loans (Aiful)*

注：営業店既存顧客ベース　Note: Branches' existing customer base

男女別口座割合
Share of Accounts by Gender

■ 男性 Male
■ 女性 Female



2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 (%)
男性 Male	68.5	68.6	68.4	68.5	68.7
女性 Female	31.5	31.4	31.6	31.5	31.3

年齢別口座割合
Share of Accounts by Age Group

■ 20 ～ 29
■ 30 ～ 39
■ 40 ～ 49
□ 50 ～
(才/Age)



2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 (%)
20 ～ 29	28.8	28.5	28.0	27.5	26.6
30 ～ 39	25.1	25.3	25.8	26.4	27.1
40 ～ 49	22.3	21.2	20.4	19.9	19.7
50 ～	23.8	25.0	25.8	26.2	26.6

(才/Age)

保険別口座割合
Share of Accounts by Type of Health Insurance

■ 会社員（社会保険） Employee (Social Insurance)
■ 会社員（国民健康保険） Employee (National Health Insurance)
■ 自営業者他 Other



2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 (%)
会社員（社会保険） Employee (Social Insurance)	59.2	57.4	55.5	53.8	52.8
会社員（国民健康保険） Employee (National Health Insurance)	25.8	27.9	30.0	32.0	32.9
自営業者他 Other	15.0	14.7	14.5	14.2	14.3

貸付金額別口座割合
Share of Accounts by Loans Outstanding

■ < 100
■ 100 ≦ < 200
■ 200 ≦ < 300
□ 300 ≦ < 400
□ 400 ≦ < 500
■ 500 ≦
(千円/Thousands of Yen)



2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 (%)
< 100	12.6	9.4	8.8	8.7	9.3
100 ≦ < 200	11.8	12.1	12.1	11.9	10.0
200 ≦ < 300	11.7	11.2	11.2	10.9	10.6
300 ≦ < 400	12.4	13.1	13.1	12.9	10.9
400 ≦ < 500	40.3	40.9	39.7	39.0	41.6
500 ≦	11.2	13.3	15.1	16.6	17.6

(千円/Thousands of Yen)

勤続年数別口座割合
Share of Accounts by Length of Employment


< 1
1 ≦ < 3
3 ≦ < 5
5 ≦ < 10
10 ≦
(年/Years)
2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 %
< 1	13.3	5.7	5.7	5.4	4.9
1 ≦ < 3	20.2	16.8	16.6	16.6	16.2
3 ≦ < 5	13.9	14.9	15.0	14.9	14.7
5 ≦ < 10	22.6	25.1	24.8	24.8	25.2
10 ≦	30.0	37.5	38.0	38.3	39.0

(年/Years)

年収別口座割合
Share of Accounts by Annual Income


< 2,000
2,000 ≦ < 3,000
3,000 ≦ < 4,000
4,000 ≦ < 5,000
5,000 ≦
(千円/Thousands of Yen)
2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 %
< 2,000	10.6	10.6	11.2	12.0	12.7
2,000 ≦ < 3,000	17.3	17.0	17.2	17.4	17.5
3,000 ≦ < 4,000	26.9	24.0	24.4	24.6	24.8
4,000 ≦ < 5,000	14.8	18.0	17.5	17.1	16.6
5,000 ≦	30.4	30.4	29.7	28.9	28.4

(千円/Thousands of Yen)

2

借入件数別口座割合(新規)
Share of Accounts by Number of Loans from Other Lenders (New Accounts)


0
1
2
3
4 ≦
(件/Number)
2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 %
0	33.9	34.2	36.1	37.0	33.5
1	23.6	23.9	23.6	24.5	24.7
2	19.0	18.9	18.7	18.6	19.7
3	14.3	14.0	13.1	12.4	13.7
4 ≦	9.2	9.0	8.5	7.5	8.4

(件/Number)

借入件数別口座割合(既存)
Share of Accounts by Number of Loans from Other Lenders (Existing Accounts)


0
1
2
3
4 ≦
(件/Number)
2003/3

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3 %
0	17.2	16.9	16.7	17.2	16.9
1	15.8	15.4	15.5	15.6	15.6
2	15.5	15.3	15.4	15.2	15.4
3	15.8	16.0	16.0	15.5	15.6
4 ≦	35.7	36.4	36.4	36.5	36.5

(件/Number)

有担保ローン&事業者ローン顧客属性(アイフル) Customer Attributes for Home Equity Loans & Small Business Loans (Aiful)

注：営業店既存顧客ベース Note: Branches' existing customer base

有担保ローン Home Equity Loans

男女別口座割合
Share of Accounts by Gender



男性
Male
女性
Female

2003/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
男性 Male	78.5	78.3	78.5	78.4	78.9
女性 Female	21.5	21.7	21.5	21.6	21.1

年齢別口座割合
Share of Accounts by Age Group



20 ～ 29
30 ～ 39
40 ～ 49
50 ～
(才/Age)

2003/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
20 ～ 29	2.6	1.9	2.0	1.9	1.8
30 ～ 39	14.1	12.2	12.1	11.9	11.2
40 ～ 49	33.8	28.8	27.2	26.3	25.3
50 ～	49.5	57.1	58.7	59.9	61.7

(才/Age)

保険別口座割合
Share of Accounts by Type of Health Insurance



会社員(社会保険)
Employee (Social Insurance)
会社員(国民健康保険)
Employee (National Health Insurance)
自営業者他
Other

2003/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
会社員（社会保険） Employee (Social Insurance)	—	55.3	53.5	51.7	49.7
会社員（国民健康保険） Employee (National Health Insurance)	—	15.9	18.0	19.3	19.9
自営業者他 Other	—	28.8	28.5	29.0	30.4

貸付金額別口座割合
Share of Accounts by Loans Outstanding



< 1,000
1,000 ≦ < 5,000
5,000 ≦ < 10,000
10,000 ≦
(千円/Thousands of Yen)

2003/3

%

Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
< 1,000	7.4	7.7	5.9	4.5	4.4
1,000 ≦ < 5,000	79.1	79.7	80.1	80.7	80.5
5,000 ≦ < 10,000	9.5	9.6	11.2	12.4	12.8
10,000 ≦	4.0	3.0	2.8	2.4	2.3

(千円/Thousands of Yen)

事業者ローン *Small Business Loans*

掛け目別口座割合
Share of Accounts by Loan to Value



< 40%
40% ≦ < 50%
50% ≦ < 60%
60% ≦ < 70%
70% ≦

2003/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
< 40%	33.3	34.0	35.2	36.4	39.5
40% ≦ < 50%	9.4	8.4	8.6	8.4	7.4
50% ≦ < 60%	12.3	11.3	10.5	10.2	9.7
60% ≦ < 70%	23.5	24.6	23.4	24.5	25.4
70% ≦	21.5	21.7	22.3	20.5	18.0

担保順位別口座割合
Share of Accounts by Mortgage Rank



1st
2nd
3rd
4th ≦

2003/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
1st	44.3	44.9	48.1	50.8	51.0
2nd	34.7	34.6	32.7	32.2	29.6
3rd	13.3	11.4	10.4	9.4	7.6
4th ≦	7.7	9.1	8.8	7.6	11.8

男女別口座割合
Share of Accounts by Gender



男性
Male
女性
Female

2003/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
男性 Male	81.9	81.1	81.8	83.6	86.5
女性 Female	18.1	18.9	18.2	16.4	13.5

年齢別口座割合
Share of Accounts by Age Group



20 ～ 29
30 ～ 39
40 ～ 49
50 ～
(才/Age)

2003/3

%

Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
20 ～ 29	5.9	5.4	4.9	4.5	3.5
30 ～ 39	18.4	18.6	19.8	18.3	16.4
40 ～ 49	29.9	28.6	27.2	25.6	25.4
50 ～	45.8	47.4	48.1	51.6	54.7

(才/Age)

貸借対照表 *Balance Sheets*

百万円/Millions of Yen

資産の部	Assets　Fiscal Year to:	*1999/3*	*2000/3*	*2001/3*	*2002/3*	*2003/3*
流動資産	**Current Assets**	**898,800**	**1,072,443**	**1,239,217**	**1,392,017**	**1,513,856**
現金及び預金	Cash and Cash Equivalents	72,218	80,281	95,768	93,392	84,485
営業貸付金	Loans	837,981	1,001,080	1,159,734	1,313,690	1,413,340
有価証券	Marketable Securities	500	1,600	—	—	10
販売用不動産	Property for Sale	2,997	900	818	668	335
仕掛不動産	Property for Sale in Progress	132	1,243	1,622	—	—
貯蔵品	Stored Goods	13	13	13	11	—
前払費用	Prepaid Expenses	5,567	4,606	4,172	3,495	3,608
繰延税金資産	Deferred Tax Assets	—	9,006	9,240	7,589	12,437
未収収益	Accrued Income	6,728	8,262	10,372	12,246	11,021
短期貸付金	Short-term Loans	221	232	236	7,183	30,183
関係会社短期貸付金	Short-term Loans to Affiliates	—	—	200	—	—
信託受益権	Investment in Trust	1,000	1,999	—	—	—
自己株式	Treasury Stock	0	0	0	—	—
その他	Other	500	841	2,154	12,429	28,911
貸倒引当金	Allowance for Bad Debts	-29,061	-37,625	-45,115	-58,689	-70,479
固定資産	**Fixed Assets**	**97,426**	**109,503**	**345,880**	**348,059**	**391,820**
有形固定資産	Tangible Fixed Assets	66,723	67,452	67,389	23,306	25,685
建物	Buildings	15,313	14,859	17,339	9,393	8,341
構築物	Structures	2,217	2,772	2,969	2,721	2,312
機械装置	Machinery	110	90	89	12	11
車両	Vehicles	—	1	0	0	—
器具備品	Equipment and Fixtures	5,873	5,674	5,753	5,894	6,313
土地	Land	43,097	42,974	41,212	5,283	5,612
建設仮勘定	Construction in Progress	109	1,079	25	—	3,093
無形固定資産	Intangible Fixed Assets	581	3,873	2,966	2,952	8,200
ソフトウェア	Software	—	3,289	2,365	2,353	7,606
電話加入権	Telephone Rights	577	580	598	596	592
その他	Other	4	3	3	2	1
投資その他の資産	Investment and Other Fixed Assets	30,121	38,178	275,524	321,800	357,934
投資有価証券	Investment in Securities	6,575	6,001	4,888	6,539	7,538
関係会社株式	Stock in Affiliated Companies	71	287	109,745	105,724	114,264
関係会社社債	Bond of Affiliated Companies	—	96	—	—	—
出資金	Investments in Equity Other than Capital Stock	548	3,330	3,308	3,054	2,346
長期貸付金	Long-term Loans	150	10,190	8,675	8,640	16,720
株主・従業員長期貸付金	Long-term Loans to Shareholders and Employees	6,032	4,534	30	31	32
関係会社長期貸付金	Long-term Loans to Affiliated Companies	2,971	3,015	117,550	160,543	165,380
破産更生債権等	Claims in Bankruptcy	16,611	16,011	11,844	14,267	16,905
長期前払費用	Long-term Prepaid Expenses	5,071	1,616	2,172	1,565	3,519
繰延税金資産	Deferred Tax Assets	—	997	1,644	4,347	5,166
敷金及び保証金	Lease Deposits and Guarantees	8,038	8,474	8,549	8,652	8,311
繰延ヘッジ損失	Loss on Deferred Hedge	—	—	20,090	22,930	33,674
その他	Other	3,000	2,717	2,852	2,723	2,421
貸倒引当金	Allowance for Bad Debts	-18,948	-19,094	-15,828	-17,220	-18,348
繰延資産	**Deferred Assets**	**296**	**521**	**1,311**	**790**	**535**
社債発行費	Bond Issuing Expenses	296	521	1,311	790	535
資産合計	**Total Assets**	**996,523**	**1,182,468**	**1,586,409**	**1,740,868**	**1,906,211**

百万円/Millions of Yen

負債の部	Liabilities　　Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
流動負債	**Current Liabilities**	**345,716**	**355,008**	**421,894**	**492,369**	**529,254**
支払手形	Notes Payable-Trade	2,228	2,482	3,773	3,572	4,286
買掛金	Accounts Payable-Trade	37	32	31	26	2
短期借入金	Short-term Loans Debt	28,900	13,700	17,500	14,000	14,000
一年以内償還予定社債	Current Portion of Bonds	—	30,000	36,000	71,000	74,500
一年以内返済予定長期借入金	Current Portion of Long-term Debt	258,663	260,307	312,256	359,785	373,376
コマーシャルペーパー	Commercial Paper	30,000	15,000	15,000	15,000	13,000
未払金	Trade Accounts Payable	3,185	3,869	6,008	5,913	5,229
未払法人税等	Income Taxes Payable	19,476	25,141	25,530	15,911	37,127
未払費用	Accrued Expenses Payable	1,121	1,926	2,847	3,996	4,762
預り金	Deposits	317	322	356	482	386
前受収益	Income in Advance	15	16	25	4	3
賞与引当金	Accrued Bonuses	1,585	1,981	2,192	2,452	2,266
その他	Other	186	227	373	224	314
固定負債	**Long-term Liabilities**	**447,057**	**574,557**	**861,914**	**828,005**	**906,122**
社債	Bonds	80,500	139,500	341,500	351,500	377,500
長期借入金	Long-term Debts	365,111	433,661	496,917	451,693	492,949
退職給与引当金	Allowance for Prior Retirement Benefits	168	126	—	—	—
退職給付引当金	Allowance for Retirement Benefits for Employees	—	—	2,115	1,338	2,331
役員退職慰労金引当金	Allowance for Retirement Benefits for Directors	891	909	945	1,056	1,109
金利スワップ	Interest Swaps	—	—	20,090	22,304	32,119
その他	Other	386	360	345	111	112
負債合計	**Total Liabilities**	**792,774**	**929,565**	**1,283,808**	**1,320,374**	**1,435,377**

資本の部	Shareholders' Equity					
資本金	**Common Stock**	**39,752**	**39,752**	**39,788**	**83,317**	**—**
資本準備金	**Additional Paid-in Capital**	**41,912**	**41,912**	**46,310**	**89,830**	**—**
利益準備金	**Surplus Reserve**	**635**	**951**	**1,301**	**1,566**	**—**
その他の剰余金	**Retained Earnings**	**121,448**	**170,285**	**214,968**	**248,085**	**—**
任意積立金	General Reserve	91,622	116,422	164,422	207,422	—
当期未処分利益	Unappropriated Retained Earnings for the Period	29,826	53,863	50,546	40,663	—
その他有価証券評価差額金	**Differences in Valuation of Other Marketable Securities**	**—**	**—**	**231**	**-260**	**—**
自己株式	**Treasury Stock**	**—**	**—**	**—**	**-2,045**	**—**
資本金	**Common Stock**	**—**	**—**	**—**	**—**	**83,317**
資本剰余金	**Capital Surplus**	**—**	**—**	**—**	**—**	**90,225**
資本準備金	Additional Paid-in Capital	—	—	—	—	90,225
利益剰余金	**Earned Surplus**	**—**	**—**	**—**	**—**	**299,743**
利益準備金	Surplus Reserve	—	—	—	—	1,566
任意積立金	General Reserve	—	—	—	—	240,922
当期未処分利益	Unappropriated Retained Earnings for the Period	—	—	—	—	57,254
その他有価証券評価差額金	**Differences in Valuation of Other Marketable Securities**	**—**	**—**	**—**	**—**	**-398**
自己株式	**Treasury Stock**	**—**	**—**	**—**	**—**	**-2,052**
資本合計	**Total Shareholders' Equity**	**203,748**	**252,902**	**302,601**	**420,493**	**470,834**
負債及び資本合計	**Total Liabilities and Shareholders' Equity**	**996,523**	**1,182,468**	**1,586,409**	**1,740,868**	**1,906,211**

損益計算書 Statements of Income

百万円/Millions of Yen

	Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
営業収益	**Operating Revenue**	**204,957**	**238,532**	**270,827**	**307,272**	**324,671**
営業貸付金利息	Interest on Loans to Customers	196,525	229,693	262,580	296,034	315,600
無担保ローン	Unsecured Loans	174,846	199,162	224,718	249,088	263,262
有担保ローン	Home Equity Loans	19,815	27,503	34,974	43,054	47,483
事業者ローン	Small Business Loans	1,864	3,027	2,888	3,891	4,854
その他の金融収益	Other Financial Revenue	435	251	338	230	280
預金利息	Interest on Bank Deposit	408	94	96	30	10
有価証券利息	Interest on Marketable Securities	4	1	0	0	0
貸付金利息	Interest on Loans	9	154	240	199	267
その他	Other	13	1	1	0	2
その他の営業収益	Other Operating Revenue	7,995	8,587	7,908	11,007	8,791
受取保証料	Loan Guarantee Fee	—	—	2	83	596
不動産売上高	Sales of Property	1,030	1,086	40	2,823	306
サービス事業売上高	Revenue from Service Business	1,749	1,474	1,303	1,246	935
償却債権回収額	Bad Debts Write-off Recovery	2,620	3,144	3,325	3,779	3,896
その他	Other	2,594	2,881	3,236	3,074	3,056
営業費用	**Operating Expenses**	**133,059**	**151,095**	**167,507**	**196,830**	**217,727**
金融費用	Financial Expenses	22,446	25,590	28,682	33,377	35,178
支払金利息	Interest Expenses	20,140	20,925	20,656	21,124	22,705
社債利息	Interest on Bond	650	3,139	5,949	9,704	9,985
その他	Other	1,655	1,526	2,075	2,549	2,487
売上原価	Cost of Sales	1,483	1,634	435	3,025	562
不動産売上原価	Cost of Sales of Property	1,001	1,208	56	2,677	296
サービス事業売上原価	Cost of Sales of Service Business	481	426	378	348	266
その他の営業費用	Other Operating Expenses	109,129	123,870	138,389	160,426	181,986
貸倒関連費用	Credit Cost	32,974	38,918	47,289	65,300	86,371
貸倒損失	Write-offs	3,913	1,293	2,174	6,611	15,892
貸倒引当金繰入額	Allowance for Bad Debts	29,061	37,625	45,115	58,689	70,479
広告宣伝費	Advertising Expenses	12,814	13,303	17,042	19,274	15,377
支払手数料	Commissions	9,142	10,806	10,462	9,769	9,624
人件費	Salaries	22,229	25,084	26,077	26,501	29,257
役員報酬	Directors' Salaries and Remuneration	361	369	381	415	425
従業員給与賞与等	Employees' Salaries	17,409	19,466	20,953	20,579	23,255
その他	Other	4,458	5,248	4,742	5,506	5,576
賃借料・地代家賃	Rent Fees & Land Rent	13,331	14,866	14,994	15,001	15,530
消耗品費・修繕費	Supplies & Repairs	4,106	4,579	3,925	4,183	4,680
通信費	Communication Expenses	2,532	3,056	3,403	3,921	4,432
保険料	Insurance Premiums	2,575	3,013	3,358	3,431	3,673
減価償却費	Depreciation Expenses	3,152	3,021	4,201	4,465	3,511
その他	Other	6,270	7,218	7,633	8,576	9,525
営業利益	**Operating Income**	**71,897**	**87,437**	**103,319**	**110,442**	**106,944**

百万円/Millions of Yen

	Fiscal Year to:	1999/3	2000/3	2001/3	2002/3	2003/3
営業外収益	Non-operating Income	579	667	1,726	4,570	5,262
貸付金利息	Interest on Loans	98	175	810	3,651	4,364
受取配当金	Cash Dividends	35	71	88	29	76
保険配当金	Dividend on Insurance	181	198	474	530	215
匿名組合出資益	Investment in Anonymous Association	84	31	66	—	143
雑収入	Miscellaneous Receipts	179	191	285	357	462
営業外費用	Non-operating Expenses	3,632	3,095	1,673	7,496	5,106
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	572	1,451	1,060	2,371	4,387
投資有価証券評価損	Loss on Valuation of Investment Securities	334	811	—	—	—
販売用不動産評価損	Loss on Valuation of Real Estate for Sale	561	327	102	47	36
新株発行費	New Share Issuing Expenses	1,863	—	—	4,234	—
社債発行費償却	Amortization of Bond Issuing Expenses	182	254	187	72	—
雑損失	Miscellaneous Losses	188	250	322	770	681
経常利益	**Ordinary Income**	**68,843**	**85,009**	**103,372**	**107,515**	**107,100**
特別利益	Extraordinary Income	196	63	76	367	250
固定資産売却益	Sale of Fixed Assets	—	—	—	72	0
投資有価証券売却益	Sale of Investment Securities	—	—	—	84	211
貸倒引当金戻入額	Allowance for Bad Debts from Previous Year	196	63	76	210	38
特別損失	Extraordinary Losses	4,280	362	10,973	35,229	793
固定資産売却損	Loss on Sale of Fixed Assets	—	83	1,551	31,257	2
固定資産除却損	Loss on Disposal of Fixed Assets	248	213	314	711	302
販売用不動産評価損過年度相当額	Loss on Valuation of Real Estate for Sale for Prior Periods	—	30	—	2,147	—
リース解約損	Loss on Cancellation of Leases	—	34	60	30	—
貸倒引当金繰入額	Transfer to Allowance for Bad Debts	615	—	998	351	4
貸倒損失	Loan Losses	—	—	5,500	118	—
匿名組合出資損失	Loss on Investment in Leveraged Lease Partnership	1,999	—	—	—	—
投資有価証券売却損	Loss on Sale of Investment Securities	1,335	—	—	—	—
投資有価証券評価損	Loss on Valuation of Investment Securities	80	—	1,531	549	359
子会社株式売却損	Loss on Sale of Subsidiaries' Stocks	—	—	—	41	—
敷金解約損	Loan on Cancellation of Real Estate Deposits	—	—	—	—	117
ゴルフ会員権評価損	Loss on Valuation of Golf Club Memberships	—	—	26	21	6
退職給付会計変更時差異	Differences of Change in Retirement Benefit Accounting	—	—	991	—	—
税引前当期純利益	**Income before Income Taxes**	**64,759**	**84,710**	**92,475**	**72,653**	**106,558**
法人税・住民税等	Corporate & Local Taxes	29,262	34,395	36,483	28,309	46,043
事業税	Enterprise Taxes	7,049	8,003	8,528	6,692	10,781
法人税等調整額	Adjustment on Corporate Tax, etc.	—	-1,793	-1,048	-696	-5,584
当期純利益	**Net Income**	**28,448**	**44,104**	**48,512**	**38,349**	**55,317**
前期繰越利益	Retained Earnings Brought Forward	2,920	3,399	3,901	4,648	4,731
過年度税効果調整額	Prior Year Adjustment Tax Effect	—	8,211	—	—	—
中間配当額	Interim Dividends	1,402	1,683	1,697	2,334	2,794
中間配当に伴う利益準備金積立額	Surplus Reserve for Interim Period Dividends	140	168	169	—	—
当期未処分利益	Unappropriated Retained Earnings	29,826	53,863	50,546	40,663	57,254

営業データ(ライフ) *Operating Data (Life)*

注：営業債権ベース Note: Managed Asset Basis

営業資産合計
Balance


■ 割賦売掛金 Installment Receivable
■ 営業貸付金残高 Loans Outstanding
■ 信用保証売掛金 Guarantee Recievable
(百万円/Millions of Yen)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
合計 Total	606,313	612,509	676,093
割賦売掛金 Installment Receivable	225,376	224,213	247,494
営業貸付金残高 Loans Outstanding	196,559	250,903	310,749
信用保証売掛金 Guarantee Receivable	184,378	137,392	117,849

割賦売掛金
Installment Receivable


■ 総合斡旋 Credit Card Shopping
■ 個品斡旋 Installment Sales Finance
■ その他 Other
(百万円/Millions of Yen)
250,000
200,000
150,000
100,000
50,000
0
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
合計 Total	225,376	224,213	247,494
総合斡旋 Credit Card Shopping	63,079	61,513	64,069
個品斡旋 Installment Sales Finance	162,275	162,671	183,423
その他 Other	22	24	1

営業貸付金残高
Loans Outstanding


■ カードキャッシング Card Cashing
■ キャッシュプラザ Loan Card (Life Play Card)
■ その他 Other
(百万円/Millions of Yen)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
合計 Total	196,559	250,903	310,749
カードキャッシング Card Cashing	129,989	160,138	192,209
キャッシュプラザ Loan Card (Life Play Card)	64,401	89,560	117,646
その他 Other	2,168	1,204	892

信用保証売掛金
Guarantee Receivable


■ パートナー Partner Loan
■ 銀行保証 Bank Loan
■ 住宅 Home Loan
(百万円/Millions of Yen)
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
01/3
02/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
合計 Total	184,378	137,392	117,849
パートナー Partner Loan	54,499	22,627	7,385
銀行保証 Bank Loan	79,248	69,287	69,290
住宅 Home Loan	50,631	45,477	41,173

営業収益・当期純利益
Operating Income and Net Income



■ 営業収益（営業債権ベース）
Operating Income (Managed Asset Basis)
■ 当期純利益
Net Income
（百万円/Millions of Yen）
120,000
100,000
80,000
60,000
40,000
20,000
0
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
営業収益（営業債権ベース） Operating Income (Managed Asset Basis)	—	79,824	103,880
経常利益 Ordinary Income	—	2,404	8,048
当期純利益 Net Income	—	10,908	9,149

買上実績
Purchase Results



■ 個品斡旋
Installment Sales Finance
■ ショッピング
Shopping
■ キャッシング
Cashing
（百万円/Millions of Yen）
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2001/3	2002/3	2003/3
個品斡旋 Installment Sales Finance	67,156	104,531	125,246
カード事業 Card Shopping	370,077	425,446	503,448
ショッピング Shopping	219,167	233,633	274,479
キャッシング Cashing	150,909	191,813	228,968

有効カード会員数
Number of Card Holders



■ プロパー
Proper
■ 提携
Affinity
（千人/Thousands）
10,000
8,000
6,000
4,000
2,000
0
01/3
02/3
03/3

千人/Thousands

Fiscal Year to:	2001/3	2002/3	2003/3
有効カード会員数 Number of Card Holders	7,483	8,716	9,834
プロパー Proper	847	1,387	1,509
提携 Affinity	6,636	7,328	8,324

新規発行枚数
Number of New Issue



■ プロパー
Proper
■ 提携
Affinity
（千枚/Thousands）
2,500
2,000
1,500
1,000
500
0
01/3
02/3
03/3

千枚/Thousands

Fiscal Year to:	2001/3	2002/3	2003/3
新規発行枚数 Number of New Issue	1,951	1,794	2,073
プロパー Proper	74	177	190
提携 Affinity	1,877	1,617	1,883

資金調達データ(ライフ) *Funding (Life)*

注：営業債権ベース　Note: Managed Asset Basis

長期・短期別調達金額
Short- and Long-term Borrowings



■ 短期調達 Short-term Borrowings
■ 長期調達 Long-term Borrowings
(百万円/Millions of Yen)
500,000
400,000
300,000
200,000
100,000
0
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*2001/3*	*2002/3*	*2003/3*
合計 Total	355,960	407,538	479,053
短期調達 Short-term Borrowings	4,960	20,210	37,260
長期調達 Long-term Borrowings	351,000	387,328	441,793

形態別調達金額
Amount of Borrowings by Type of Lender



■ 間接調達 Indirect Funding
■ 直接調達 Direct Funding
(百万円/Millions of Yen)
500,000
400,000
300,000
200,000
100,000
0
01/3
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	*2001/3*	*2002/3*	*2003/3*
合計 Total	355,960	407,538	479,053
間接調達 Indirect Funding	82,960	162,538	221,161
直接調達 Direct Funding	273,000	245,000	257,892

平均調達金利
Average Rate of Borrowings



— 期中平均調達金利 Average Rate of Borrowings
— 間接調達 Indirect Funding
— 直接調達 Direct Funding
(%)
5.00
4.00
3.00
2.00
1.00
0.00
01/3
02/3
03/3

%

Fiscal Year to:	*2001/3*	*2002/3*	*2003/3*
期中平均調達金利 Average Rate of Borrowings	3.81	1.37	1.37
間接調達 Indirect Funding	2.87	2.48	2.14
直接調達 Direct Funding	4.10	0.63	0.70

貸倒償却額
Bad Debt Write-offs


■ カード Card
■ 個品斡旋 Installment Sales Finance
■ キャッシュプラザ Loan Card (Life Play Card)
信用保証 Guarantee
住宅 Home Loan
□ その他 Other
(百万円/Millions of Yen)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
02/3
03/3

百万円/Millions of Yen

Fiscal Year to:	2002/3	2003/3
合計 Total	24,161	30,190
カード Card	8,167	11,025
個品斡旋 Installment Sales Finance	5,308	5,229
キャッシュプラザ Loan Card (Life Play Card)	3,949	6,432
信用保証 Guarantee	4,527	3,133
住宅 Home Loan	1,368	2,055
その他 Other	842	2,316

注： その他には、カード事故や加盟店未精算等を含んでおります。
Note: Other includes the amounts related to card accident and the unsettled amounts with tie-up companies.

貸倒償却率
Ratio of Bad Debt Write-offs


— 貸倒償却率 Ratio of Bad Debt Write-offs
— カード Card
— 個品斡旋 Installment Sales Finance
キャッシュプラザ Loan Card (Life Play Card)
— 信用保証 Guarantee
— 住宅 Home Loan
(%)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
02/3
03/3

%

Fiscal Year to:	2002/3	2003/3
貸倒償却率 Ratio of Bad Debt Write-offs	3.94	4.47
カード Card	3.68	4.30
個品斡旋 Installment Sales Finance	3.62	3.06
キャッシュプラザ Loan Card (Life Play Card)	4.41	5.47
信用保証 Guarantee	4.42	3.68
住宅 Home Loan	2.65	4.51

クレジットカード新規顧客属性(ライフ) New Customer Attributes for Credit Card (Life)

注：2002/3、2002/9は半期ベース、2003/3は通期ベース Note: March 2002 and September 2002 - a 6 months basis, and March 2003 - a full year basis.

男女別口座割合
Share of Accounts by Gender

■ 男性 Male
■ 女性 Female



2003/3

Fiscal Year to:	2002/3	2002/9	2003/3
男性 Male	65.8	58.5	60.2
女性 Female	34.2	41.5	39.8

%

年齢別口座割合
Share of Accounts by Age Group

■ ～ 29
■ 30 ～ 39
■ 40 ～ 49
■ 50 ～

(才/Age)



2003/3

Fiscal Year to:	2002/3	2002/9	2003/3
～ 29	15.2	11.1	11.8
30 ～ 39	21.9	17.2	17.9
40 ～ 49	23.2	21.7	21.5
50 ～	39.7	50.0	48.8

%

(才/Age)

キャッシュプラザ新規顧客属性(ライフ) *New Customer Attributes for Cash Plaza (Life)*

注：2002/3、2002/9は半期ベース、2003/3は通期ベース　Note: March 2002 and September 2002 - a 6 months basis, and March 2003 - a full year basis.

男女別口座割合
Share of Accounts by Gender

■ 男性 Male
■ 女性 Female



2003/3

%

Fiscal Year to:	*2002/3*	*2002/9*	*2003/3*
男性 Male	59.2	58.8	57.5
女性 Female	40.8	41.2	42.5

年齢別口座割合
Share of Accounts by Age Group

■ 20 ～ 29
■ 30 ～ 39
■ 40 ～ 49
■ 50 ～

(才/Age)



2003/3

%

Fiscal Year to:	*2002/3*	*2002/9*	*2003/3*
20 ～ 29	20.3	20.0	20.2
30 ～ 39	27.3	27.1	27.3
40 ～ 49	23.9	24.6	24.4
50 ～	28.5	28.3	28.1

(才/Age)

保険別口座割合
Share of Accounts by Type of Health Insurance

■ 会社員(社会保険) Employee (Social Insurance)
■ 会社員(国民健康保険) Employee (National Health Insurance)



2003/3

%

Fiscal Year to:	*2002/3*	*2002/9*	*2003/3*
会社員（社会保険） Employee (Social Insurance)	57.1	55.0	54.6
会社員（国民健康保険） Employee (National Health Insurance)	42.9	45.0	45.4

損益計算書(ライフ) *Statements of Income (Life)*

営業債権ベース *Managed Asset Basis*

百万円/Millions of Yen

		Fiscal Year to: 2002/3	2003/3
営業収益	**Operating Revenue**	**79,824**	**103,880**
割賦売掛金収益	Installment Receivable	19,020	23,566
総合斡旋	Credit Card Shopping	7,177	7,945
個品斡旋	Installment Sales Finance	11,565	15,400
その他	Other	277	219
営業貸付収益	Loans (Cash Advance)	51,387	69,578
カードキャッシング	with Credit Card	32,007	42,327
キャッシュプラザ	with Loan Card (Cash Plaza)	19,352	27,199
その他融資	Other	27	51
信用保証	Guarantee	3,992	3,622
その他の金融収益	Other Financial Revenue	294	164
その他の営業収益	Other Operating Revenue	5,130	6,949
償却債権回収額	Bad Debt Recovery	1,684	2,311
その他の業務収入	Other	3,445	4,638
営業費用	**Operating Expenses**	**77,891**	**96,021**
金融費用	Financial Expenses	9,235	7,079
貸倒関連費用	Credit Cost	17,397	35,809
その他の営業費用	Other Operating Expenses	51,258	53,132
広告宣伝費	Advertising Expenses	4,583	4,770
人件費	Salaries	14,969	15,322
その他	Other	31,706	33,040
販売費	Sales Cost	11,187	13,863
システム費	System Cost	8,764	9,546
施設費	Rent Cost	4,826	3,800
管理費	Admin Cost	6,927	5,828
営業利益	**Operating Income**	**1,933**	**7,858**
営業外利益	Non-operating Income	505	343
営業外費用	Non-operating Expenses	33	153
経常利益	**Ordinary Income**	**2,404**	**8,048**
特別利益	Extraordinary Income	1,375	210
特別損失	Extraordinary Losses	233	2,943
税引前当期純利益	**Income before Income Taxes**	**3,547**	**5,314**
法人税・住民税及び事業税	Income Taxes	98	164
法人税等調整額	Effect of a Tax Consequences	-7,459	-3,999
当期純利益	**Net Income**	**10,908**	**9,149**

注：「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権を含めた数値です。

Note: The data currently described as "Managed asset basis" is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

会計上 *On-Balance*

百万円/Millions of Yen

		Fiscal Year to:	*2002/3*	*2003/3*
営業収益	**Operating Revenue**		**74,012**	**102,392**
割賦売掛金収益	Installment Receivable		16,712	22,933
総合斡旋	Credit Card Shopping		6,699	7,866
個品斡旋	Installment Sales Finance		10,012	14,846
その他	Other		—	219
営業貸付収益	Loans (Cash Advance)		47,883	68,723
カードキャッシング	with Credit Card		29,676	41,840
キャッシュプラザ	with Loan Card (Cash Plaza)		18,101	26,831
その他融資	Other		105	51
信用保証	Guarantee		3,992	3,622
その他の金融収益	Other Financial Revenue		294	164
その他の営業収益	Other Operating Revenue		5,130	6,949
償却債権回収額	Bad Debt Recovery		1,684	2,311
その他の業務収入	Other		3,445	4,638
営業費用	**Operating Expenses**		**72,079**	**94,534**
金融費用	Financial Expenses		3,423	5,592
貸倒関連費用	Credit Cost		17,397	35,809
その他の営業費用	Other Operating Expenses		51,258	53,132
広告宣伝費	Advertising Expenses		4,583	4,770
人件費	Salaries		14,969	15,322
その他	Other		31,706	33,040
販売費	Sales Cost		11,187	13,863
システム費	System Cost		8,764	9,546
施設費	Rent Cost		4,826	3,800
管理費	Admin Cost		6,927	5,828
営業利益	**Operating Income**		**1,933**	**7,858**
営業外利益	Non-operating Income		505	343
営業外費用	Non-operating Expenses		33	153
経常利益	**Ordinary Income**		**2,404**	**8,048**
特別利益	Extraordinary Income		1,375	210
特別損失	Extraordinary Losses		233	2,943
税引前当期純利益	**Income before Income Taxes**		**3,547**	**5,314**
法人税・住民税及び事業税	Income Taxes		98	164
法人税等調整額	Effect of a Tax Consequences		-7,459	-3,999
当期純利益	**Net Income**		**10,908**	**9,149**

損益計算書(その他グループ会社) Statements of Income (Other Group Companies)

ビジネクスト *Businext*

百万円/Millions of Yen

	Fiscal Year to:	2002/3	2003/3
営業収益	**Operating Revenue**	**366**	**1,749**
営業貸付金利息	Interest Income	366	1,748
その他	Other	0	1
営業費用	**Operating Expenses**	**3,037**	**2,341**
金融費用	Financial Expenses	29	232
広告宣伝費	Advertising Expenses	1,860	698
貸倒費用	Credit Cost	378	423
人件費	Salaries	297	381
その他	Other	472	605
営業利益	**Operating Income**	**-2,671**	**-591**
営業外収益	Non-operating Income	75	5
営業外費用	Non-operating Expenses	0	4
経常利益	**Ordinary Income**	**-2,595**	**-589**
特別利益	Extraordinary Income	—	—
特別損失	Extraordinary Losses	—	8
税引前当期純利益	**Income before Income Taxes**	**-2,595**	**-597**
法人税・住民税及び事業税	Income Taxes	5	3
法人税等調整額	Effect of a Tax Consequences	—	—
当期純利益	**Net Income**	**-2,600**	**-601**

シティズ *City's*

百万円/Millions of Yen

	Fiscal Year to:	※2003/3
営業収益	**Operating Revenue**	**3,470**
営業貸付金利息	Interest Income	3,463
その他	Other	6
営業費用	**Operating Expenses**	**3,956**
金融費用	Financial Expenses	274
広告宣伝費	Advertising Expenses	19
貸倒費用	Credit Cost	1,853
人件費	Salaries	1,211
その他	Other	597
営業利益	**Operating Income**	**-486**
営業外収益	Non-operating Income	14
営業外費用	Non-operating Expenses	32
経常利益	**Ordinary Income**	**-503**
特別利益	Extraordinary Income	3
特別損失	Extraordinary Losses	4
税引前当期純利益	**Income before Income Taxes**	**-504**
法人税・住民税及び事業税	Income Taxes	7
法人税等調整額	Effect of a Tax Consequences	-212
当期純利益	**Net Income**	**-299**

※2002年10月1日より連結子会社となったため、4月1日～9月30日までの実績は含まれていません。
Figures for April 1 through September 30 are not included due to the fact that the company became a consolidated subsidiary as of October 1, 2002.

ハッピークレジット *Happy Credit*

百万円/Millions of Yen

	Fiscal Year to:	※2001/3	2002/3	2003/3
営業収益	**Operating Revenue**	**6,089**	**7,987**	**8,507**
営業貸付金利息	Interest Income	5,934	7,793	8,347
その他	Other	155	194	160
営業費用	**Operating Expenses**	**6,584**	**7,439**	**8,482**
金融費用	Financial Expenses	600	761	840
広告宣伝費	Advertising Expenses	310	498	329
貸倒費用	Credit Cost	3,682	3,984	4,971
人件費	Salaries	927	1,030	1,045
その他	Other	1,062	1,165	1,295
営業利益	**Operating Income**	**-495**	**547**	**25**
営業外収益	Non-operating Income	7	3	10
営業外費用	Non-operating Expenses	0	3	9
経常利益	**Ordinary Income**	**-488**	**548**	**26**
特別利益	Extraordinary Income	0	—	—
特別損失	Extraordinary Losses	0	99	4
税引前当期純利益	**Income before Income Taxes**	**-488**	**449**	**21**
法人税・住民税及び事業税	Income Taxes	746	440	1
法人税等調整額	Effect of a Tax Consequences	-870	-143	10
当期純利益	**Net Income**	**-363**	**152**	**9**

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。
Figures for April 1 through May 31 are not included due to the fact that the company became a consolidated subsidiary as of June 1, 2000.

信和 *Sinwa*

百万円/Millions of Yen

	Fiscal Year to:	※2001/3	2002/3	2003/3
営業収益	**Operating Revenue**	**3,752**	**5,249**	**5,949**
営業貸付金利息	Interest Income	3,721	5,204	5,913
その他	Other	30	45	35
営業費用	**Operating Expenses**	**2,513**	**4,342**	**5,827**
金融費用	Financial Expenses	355	364	435
広告宣伝費	Advertising Expenses	299	416	345
貸倒費用	Credit Cost	735	2,133	3,637
人件費	Salaries	416	486	508
その他	Other	707	941	900
営業利益	**Operating Income**	**1,238**	**907**	**121**
営業外収益	Non-operating Income	40	21	20
営業外費用	Non-operating Expenses	74	15	23
経常利益	**Ordinary Income**	**1,203**	**913**	**118**
特別利益	Extraordinary Income	1	49	13
特別損失	Extraordinary Losses	63	208	3
税引前当期純利益	**Income before Income Taxes**	**1,141**	**754**	**128**
法人税・住民税及び事業税	Income Taxes	446	740	496
法人税等調整額	Effect of a Tax Consequences	86	-333	-371
当期純利益	**Net Income**	**609**	**347**	**3**

※2000年6月1日より連結子会社となったため、4月1日～5月31日までの実績は含まれていません。
Figures for April 1 through May 31 are not included due to the fact that the company became a consolidated subsidiary as of June 1, 2000.

山陽信販 *Sanyo Shinpan*

百万円/Millions of Yen

	Fiscal Year to:	2002/3	2003/3
営業収益	**Operating Revenue**	**2,361**	**2,837**
貸付金利息	Interest Income	2,341	2,809
割賦売掛金	Installment Receivable	303	121
営業貸付金	Loans (Cash Advance)	2,038	2,687
信用保証売掛金	Guarantee Receivable	0	0
その他の金融収益	Other Financial Revenue	0	0
その他の営業収益	Other Operating Revenue	19	28
営業費用	**Operating Expenses**	**2,448**	**2,577**
金融費用	Financial Expenses	285	283
広告宣伝費	Advertising Expenses	211	206
貸倒関連費用	Credit Cost	752	1,059
人件費	Salaries	504	439
その他	Other	694	588
営業利益	**Operating Income**	**-86**	**260**
営業外収益	Non-operating Income	13	6
営業外費用	Non-operating Expenses	6	7
経常利益	**Ordinary Income**	**-79**	**259**
特別利益	Extraordinary Income	0	—
特別損失	Extraordinary Losses	584	3
税引前当期純利益	**Income before Income Taxes**	**-663**	**255**
法人税・住民税及び事業税	Income Taxes	1	56
法人税等調整額	Effect of a Tax Consequences	-275	105
当期純利益	**Net Income**	**-389**	**93**

株式情報
Stock Information

発行する株式の総数（株） Total number of Stocks to be issued	373,500,000
発行済株式の総数（株） Total number of Stocks issued	94,690,000
株主数（名） Number of shareholders	7,740

大株主
Major Shareholders

千株/Thousands of Shares, %

	持株数/ Number of Shares	比率/ Ratio	株主名	Shareholders Name
1	24,681	26.07	福田　吉孝	Yoshitaka Fukuda
2	8,901	9.40	㈱山勝	Yamakatsu Co., Ltd.
3	8,181	8.64	㈱丸高	Marutaka Co., Ltd.
4	6,797	7.18	エリオリース㈱	Erio Lease Co., Ltd.
5	2,996	3.16	日本トラスティ・サービス信託銀行㈱（信託口）	Japan Trustee Services Bank, Ltd. (Trustee)
6	2,733	2.89	ボストンセーフテポズィットビーエスディーティートリーティークライアンツ・オムニバ	Boston Safe Deposit BSDT Treaty Clients Omniba
7	2,527	2.67	日本マスタートラスト信託銀行㈱（信託口）	The Master Trust Bank of Japan, Ltd. (Trustee)
8	2,422	2.56	福田　安孝	Yasutaka Fukuda
9	2,386	2.52	ステート・ストリート・バンク・アンド・トラスト・カンパニー	State Street Bank and Trust Company
10	1,479	1.56	ザチェースマンハッタンバンクエヌエイロンドンエスエルオムニバスアカウント	The Chase Manhattan Bank, N. A. London, S. L. Omnibus Account

株式分布状況（所有者別）
Distribution of Stocks (by Shareholders)

■ 個人・その他 Individuals and Others
■ 金融機関等 Financial Institutions
■ その他の法人 Other Corporate Institutions
■ 外国法人等 Foreign Corporate Institutions



2003/3

株/Shares, %

	持株数/Number of Shares	比率/Ratio
合計 Total	94,690,000	100.00
個人・その他 Individuals and Others	30,098,416	31.79
金融機関等 Financial Institutions	17,888,405	18.90
その他の法人 Other Corporate Institutions	26,018,725	27.47
外国法人等 Foreign Corporate Institutions	20,684,454	21.84

株式分布状況（所有株数別）
Distribution of Stocks (by Amount)

■ < 50,000
■ 50,000 ≦ < 250,000
■ 250,000 ≦ < 500,000
■ 500,000 ≦
（株/Stocks）



2003/3

株/Shares, %

	持株数/Number of Shares	比率/Ratio
合計 Total	94,690,000	100.00
< 50,000	5,880,088	6.21
50,000 ≦ < 250,000	10,087,118	10.65
250,000 ≦ < 500,000	6,193,226	6.54
500,000 ≦	72,529,568	76.60

（株/Stocks）

アイフル株式会社

本社
〒600-8420
京都府京都市下京区烏丸通五条上る高砂町381-1
東京支社
〒104-0028
東京都中央区八重洲2-1-5　東京駅前ビル

お問い合わせ先

アイフル株式会社
東京支社　IR課
〒104-0028
東京都中央区八重洲2-1-5　東京駅前ビル 5F
TEL: 03-3274-4561　FAX: 03-3274-4579
E-mail: ir@aiful.co.jp
http://www.ir-aiful.com

AIFUL CORPORATION

Corporate Headquarters
381-1 Takasago-cho, Gojo-Agaru, Karasuma-Dori,
Shimogyo-ku, Kyoto 600-8420, Japan
Tokyo Office
Tokyo Ekimae Bldg., 1-5, 2-chome Yaesu,
Chuo-ku, Tokyo 104-0028, Japan

For further information, please contact:

Investor Relations Section, Tokyo Office
Tokyo Ekimae Bldg., 5th Floor 1-5, 2-chome Yaesu,
Chuo-ku, Tokyo 104-0028, Japan
TEL: 03-3274-4561　FAX: 03-3274-4579
E-mail: ir@aiful.co.jp
http://www.ir-aiful.com